As filed with the Securities and Exchange Commission on August 16, 2001

                                             Registration No. 333-
                                                              ----------
________________________________________________________________________________


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                    FORM S-6

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933                    [X]
                          PRE-EFFECTIVE AMENDMENT NO.                 [ ]
                          POST-EFFECTIVE AMENDMENT NO.                [ ]
                             ----------------------

            JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT UV
                             (Exact name of trust)

                      JOHN HANCOCK LIFE INSURANCE COMPANY
                              (Name of depositor)

                               JOHN HANCOCK PLACE
                INSURANCE & SEPARATE ACCOUNTS DEPT.-LAW SECTOR
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)
                              --------------------

                            RONALD J. BOCAGE, ESQ.
                INSURANCE & SEPARATE ACCOUNTS DEPT.-LAW SECTOR
                      JOHN HANCOCK LIFE INSURANCE COMPANY
                       JOHN HANCOCK PLACE, BOSTON, 02117
                (Name and complete address of agent for service)
                              --------------------

                                    Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                                Foley & Lardner
                              3000 K Street, N.W.
                            Washington, D.C.  20007
                             --------------------

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

Title and amount of securities being registered: interests under flexible premium variable life contracts.

The Registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      Prospectus dated September __, 2001

  ---------------------------------------------------------------------------
                           VARIABLE MASTER PLAN PLUS
  ---------------------------------------------------------------------------

          a flexible premium variable life insurance policy issued by

             JOHN HANCOCK LIFE INSURANCE COMPANY ("John Hancock")

     The policy provides an investment option with fixed rates of return declared by John Hancock and the following variable investment options:

------------------------------------------------------------------------------------------------------------------------------------
  Variable Investment Option                               Managed By
  --------------------------                               ----------
  Equity Index........................................     State Street Global Advisors
  Growth & Income.....................................     Independence Investment LLC and Putnam Investment Management, LLC
  Large Cap Value.....................................     T. Rowe Price Associates, Inc.
  Large Cap Value CORE(SM)............................     Goldman Sachs Asset Management
  Large Cap Growth....................................     Independence Investment LLC
  Large Cap Aggressive Growth.........................     Alliance Capital Management L.P.
  Large/Mid Cap Value.................................     Wellington Management Company, LLP
  Fundamental Growth..................................     Putnam Investment Management, LLC
  Mid Cap Growth......................................     Janus Capital Corporation
  Small/Mid Cap CORE(SM)..............................     Goldman Sachs Asset Management
  Small/Mid Cap Growth................................     Wellington Management Company, LLP
  Small Cap Equity....................................     Capital Guardian Trust Company
  Small Cap Value.....................................     T. Rowe Price Associates, Inc.
  Small Cap Growth....................................     John Hancock Advisers, Inc.
  V.A. Relative Value.................................     John Hancock Advisers, Inc.
  AIM V.I. Value......................................     A I M Advisors, Inc.
  AIM V.I. Growth.....................................     A I M Advisors, Inc.
  Fidelity VIP Growth.................................     Fidelity Management and Research Company
  Fidelity VIP Contrafund(R)..........................     Fidelity Management and Research Company
  MFS Investors Growth Stock..........................     MFS Investment Management(R)
  MFS Research........................................     MFS Investment Management(R)
  MFS New Discovery...................................     MFS Investment Management(R)
  International Equity Index..........................     Independence Investment LLC
  International Opportunities.........................     T. Rowe Price International, Inc.
  International Equity................................     Goldman Sachs Asset Management
  Emerging Markets Equity.............................     Morgan Stanley Investment Management Inc.
  Janus Aspen Worldwide Growth........................     Janus Capital Corporation
  Real Estate Equity..................................     Independence Investment LLC and Morgan Stanley Investment Management Inc.
  Health Sciences.....................................     Putnam Investment Management, LLC
  V.A. Financial Industries...........................     John Hancock Advisers, Inc.
  Janus Aspen Global Technology.......................     Janus Capital Corporation
  Managed.............................................     Independence Investment LLC and Capital Guardian Trust Company
  Global Balanced.....................................     Capital Guardian Trust Company
  Short-Term Bond.....................................     Independence Investment LLC
  Bond Index..........................................     Mellon Bond Associates, LLP
  Active Bond.........................................     John Hancock Advisers, Inc.
  V.A. Strategic Income...............................     John Hancock Advisers, Inc.
  High Yield Bond.....................................     Wellington Management Company, LLP
  Global Bond.........................................     Capital Guardian Trust Company
  Money Market........................................     Wellington Management Company, LLP
  Brandes International Equity........................     Brandes Investment Partners, L.P.
  Turner Core Growth..................................     Turner Investment Partners, Inc.
  Frontier Capital Appreciation.......................     Frontier Capital Management Company, LLC
  Clifton Enhanced U.S. Equity........................     The Clifton Group
------------------------------------------------------------------------------------------------------------------------------------

     The variable investment options shown on page 1 are those available as of the date of this prospectus. We may add, modify or delete variable investment options in the future.

     When you select one or more of these variable investment options, we invest your money in the corresponding investment option(s) of one or more of the following: the John Hancock Variable Series Trust I, the John Hancock Declaration Trust, the AIM Variable Insurance Funds, Fidelity's Variable Insurance Products Fund (Service Class) and Variable Insurance Products Fund II (Service Class), the MFS Variable Insurance Trust (Initial Class Shares), the Janus Aspen Series (Service Shares Class), and the M Fund, Inc. (together, "the Series Funds"). In this prospectus, the investment options of the Series Funds are referred to as "funds". In the prospectuses for the Series Funds, the investment options may be referred to as "funds", "portfolios" or "series".

     Each Series Fund is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). The investment results of each variable investment option you select will depend on those of the corresponding fund of one of the Series Funds. Each of the funds is separately managed and has its own investment objective and strategies. Attached at the end of this prospectus are prospectuses for the Series Funds. The Series Fund prospectuses contain detailed information about each available fund. Be sure to read those prospectuses before selecting any of the variable investment options shown on page 1.

                            * * * * * * * * * * * *

     Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            * * * * * * * * * * * *


                      John Hancock Life Servicing Office
                      ----------------------------------

                 Express Delivery                    U.S. Mail
                 ----------------                    ---------
               529 Main Street (X-4)                P.O. Box 111
               Charlestown, MA 02129              Boston, MA 02117


                             Phone: 1-800-521-1234

                              Fax: 1-617-572-6956

                           GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you buy a policy or exercise any of your rights under the policy. However, please keep in mind that this is a prospectus -- it is not the policy. The prospectus
                                        ---
simplifies many policy provisions to better communicate the policy's essential features. Your rights and obligations under the policy will be determined by the language of the policy itself. When you receive your policy, read it carefully.

     This prospectus is arranged in the following way:

          . The section which follows is called "Basic Information". It is in a question and answer format. We suggest you read the Basic Information section before reading any other section of the prospectus.

          . Behind the Basic Information section are illustrations of hypothetical policy benefits that help clarify how the policy works. These start on page 21.

          . Behind the illustrations is a section called "Additional Information" that gives more details about the policy. It generally does not repeat information that is in the Basic Information
                  ---
             section. A table of contents for the Additional Information section appears on page 28.

          . Behind the Additional Information section are the financial statements for John Hancock and Separate Account UV. These start on page 42.

          . Finally, there is an Alphabetical Index of Key Words and Phrases at the back of the prospectus on page 118.

 After the Alphabetical Index of Key Words and Phrases, this prospectus ends and the prospectuses for the Series Funds begin.

                            * * * * * * * * * * * *

                               BASIC INFORMATION

     This part of the prospectus provides answers to commonly asked questions about the policy. Here are the page numbers where the questions and answers appear:

Question                                                                                                    Beginning on page
--------                                                                                                    -----------------
 .What is the policy?...................................................................................             5

 .Who owns the policy?..................................................................................             5

 .How can I invest money in the policy?.................................................................             5

 .Is there a minimum amount I must invest?..............................................................             6

 .How will the value of my investment in the policy change over time?...................................             7

 .What charges will John Hancock deduct from my investment in the policy?...............................             8

 .What charges will the Series Funds deduct from my investment in the policy?...........................             9

 .What other charges could John Hancock impose in the future?...........................................            12

 .How can I change my policy's investment allocations?..................................................            12

 .How can I access my investment in the policy?.........................................................            13

 .How much will John Hancock pay when the insured person dies?..........................................            14

 .How can I change my policy's insurance coverage?......................................................            16

 .Can I cancel my policy after it's issued?.............................................................            16

 .Can I choose the form in which John Hancock pays out policy proceeds?.................................            17

 .To what extent can John Hancock vary the terms and conditions of its policies in particular cases?....            18

 .How will my policy be treated for income tax purposes?................................................            18

 .How do I communicate with John Hancock?...............................................................            18

What is the policy?

     The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the variable investment options that you choose. The amount we pay to the policy's beneficiary if the insured person dies (we call this the "death benefit") may be similarly affected. If the life insurance protection described in this prospectus is provided under a master group policy, the term "policy" as used in this prospectus refers to the certificate you will be issued and not to the master group policy.

     While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

          . Determine when and how much you invest in the various investment options

          .  Borrow or withdraw amounts you have in the investment options

          .  Change the beneficiary who will receive the death benefit

          .  Change the amount of insurance

          . Turn in (i.e., "surrender") the policy for the full amount of its surrender value

          . Choose the form in which we will pay out the death benefit or other proceeds

Most of these options are subject to limits that are explained later in this prospectus.

Who owns the policy?

     That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the investment options or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

How can I invest money in the policy?

Premium Payments

     We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the
                                         -----
specifics of your policy and the insured person. Except as noted below, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Minimum premium payment

     Each premium payment must be at least $100.

Maximum premium payments

     Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds the maximum. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. We'll monitor your premium payments and let you know if you're about to exceed this limit. More discussion of these tax law requirements begins on page
35. Also, we may refuse to accept any amount of an additional premium if:

          . that amount of premium would increase our insurance risk exposure, and

          . the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

In no event, however, will we refuse to accept any premium necessary to prevent the policy or the guaranteed minimum death benefit feature from terminating.

Ways to pay premiums

     If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock Life." We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock Life Servicing Office at the appropriate address shown on page 2 of this prospectus.

     We will also accept premiums:

          .  by wire or by exchange from another insurance company, or

          . if we agree to it, through a salary deduction plan with your employer.

You can obtain information on these other methods of premium payment by contacting your John Hancock representative or by contacting the John Hancock Life Servicing Office.

Is there a minimum amount I must invest?

Planned Premiums

     The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. The premium reminder notice we send you is based on this amount. You will also choose how often to pay premiums-- annually, semi-annually, quarterly or monthly. The date on which such a payment is "due" is referred to in the policy as a "modal processing date." However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement" below).

Lapse and reinstatement

     Your policy can terminate (i.e., "lapse") for failure to pay charges due under the policy. If the policy's surrender value is not sufficient to pay the charges on a monthly deduction date, we will notify you of how much you will need to pay to keep the policy in force. You will have a 61 day "grace period" to make that payment. If you don't pay at least the required amount by the end of the grace period, your policy will lapse. If your policy lapses, all coverage under the policy will cease. Even if the policy terminates in this way, you can still reactivate (i.e., "reinstate") it within 1 year from the beginning of the grace period. You will have to provide evidence that the insured person still meets our requirements for issuing coverage. You will also have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements, as specified in the policy. If the insured person dies during the grace period, we will deduct any unpaid monthly charges from the death benefit. During such a grace period, you cannot make a partial withdrawal or policy loan.

How will the value of my investment in the policy change over time?

     From each premium payment you make, we deduct the charges described under "Deductions from premium payments" below. We invest the rest in the investment options you've elected. Special investment rules apply to premiums processed prior to the 20th day after your policy becomes effective. (See "Commencement of investment performance" beginning on page 31.)

     Over time, the amount you've invested in any variable investment option will increase or decrease the same as if you had invested the same amount directly in the corresponding fund of a Series Fund and had reinvested all fund dividends and distributions in additional fund shares; except that we will deduct certain additional charges which will reduce your account value. We describe these charges under "What charges will John Hancock deduct from my investment in the policy?" below.

     The amount you've invested in the fixed investment option will earn interest at a rate we declare from time to time. We guarantee that this rate will be at least 4%. If you want to know what the current declared rate is, just call or write to us. The current declared rate will also appear in the annual statement we will send you. Amounts you invest in the fixed investment option will not be subject to the mortality and expense risk charge described on page
     ---
9. Otherwise, the charges applicable to the fixed investment option are the same as those applicable to the variable investment options.

     At any time, the "account value" of your policy is equal to:

          .  the amount you invested,

          . plus or minus the investment experience of the investment options you've chosen,

          .  minus all charges we deduct, and

          .  minus all withdrawals you have made.

If you take a loan on the policy, however, your account value will be computed somewhat differently. This is discussed on page 35.

What charges will John Hancock deduct from my investment in the policy?

Deductions from premium payments

 .    Premium tax charge - A charge to cover state premium taxes we currently
     ------------------
     expect to pay, on average. This charge is currently 2.35% of each premium.

 .    DAC tax charge - A charge to cover the increased Federal income tax burden
     ----------------
     that we currently expect will result from receipt of premiums. This charge is currently 1.25% of each premium.

 .    Sales charge - A charge to help defray our sales costs. The current charge
     ------------
     is 9% of premiums received in each of the first 10 policy years up to the Target Premium, 3% of premiums received in each of policy years 11 through 20 up to the Target Premium, and 0% of premiums received in each policy year thereafter up to the Target Premium. We reserve the right to increase the percentages for policy years 11 through 20 and thereafter up to 5% and 3%, respectively. Because policies of this type were first offered in 1994, the lower current rates after the tenth policy year are not yet applicable to any policy. No charge is currently deducted from premiums received in excess of the Target Premium, but we reserve the right to impose such a charge of up to 3% of such excess premiums received in any policy year. The "Target Premium" is determined at the time the policy is issued and will appear in the "Policy Specifications" section of the policy.

 .    Optional enhanced cash value rider charge - A charge imposed if you elect
     -----------------------------------------
     this rider. The charge is .50% of premiums received in each of the first seven policy years. The charge is imposed on premiums received in each policy year up to an amount equal to five times the Target Premium.

Deductions from account value

 .    Issue charge - A monthly charge to help defray our administrative costs.
     ------------
     This charge has two parts: (1) a flat dollar charge of $12.50 deducted only during the first three policy years, and (2) a charge per $1,000 of Sum Insured at issue that varies by age and that is deducted only during the first ten policy years. Both parts of this charge will appear in the "Policy Specifications" section of the policy. As an example, the second part of this monthly charge for a 45 year old is 3.4c per $1,000 of Sum Insured.

 .    Administrative charge - A monthly charge to help defray our administrative
     ---------------------
     costs. This charge also has two parts: (1) a flat dollar charge of up to $4 (currently $2.50), and (2) a charge of up to 1.2c per $1,000 of Sum Insured at issue (currently .4c per $1,000 of Sum Insured at issue).

 .    Insurance charge - A monthly charge for the cost of insurance. To determine
     ----------------
     the charge, we multiply the amount of insurance for which we are at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The
                                        -------
     cost of insurance rates that we currently apply are generally less than the maximum rates. We will review the cost of insurance rates at least every 5 years and may change them from time to time. However, those rates will never be more than the maximum rates shown in the policy. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of the insured person, the Sum Insured and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person's attained age increases. (The insured person's
     "attained age" on any date is his or her age on the birthday nearest that date.) Higher current insurance rates are generally applicable to policies issued on a "guaranteed issue" basis, where only very limited underwriting information is obtained. This is often the case with policies issued to trustees, employers and similar entities.

 .    Extra mortality charge - A monthly charge specified in your policy for
     ----------------------
     additional mortality risk if the insured person is subject to certain types of special insurance risk.

 .    M & E charge - A daily charge for mortality and expense risks we assume.
     ------------
     This charge is deducted from the variable investment options. It does not apply to the fixed investment option. The current charge is at an effective annual rate of .05% of the value of the assets in each variable investment option. We guarantee that this charge will never exceed an effective annual rate of .40%.

 .    Optional benefits charge - Monthly charges for any optional insurance
     ------------------------
     benefits added to the policy by means of a rider.

 .    Partial withdrawal charge - A charge for each partial withdrawal of account
     -------------------------
     value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $20 or 2% of the withdrawal amount.

What charges will the Series Funds deduct from my investment in the policy?

     The funds must pay investment management fees and other operating expenses. These fees and expenses are different for each fund and reduce the investment return of each fund. Therefore, they also indirectly reduce the return you will
earn on any variable investment options you select.   We may also receive
payments from a fund or its affiliates at an annual rate of up to approximately 0.35% of the average net assets that holders of our variable life insurance policies and variable annuity contracts have invested in that fund. Any such payments do not, however, result in any charge to you in addition to what is disclosed below.

     The following figures for the funds are based on historical fund expenses, as a percentage (rounded to two decimal places) of each fund's average daily net assets for 2000, except as indicated in the Notes appearing at the end of this table. Expenses of the funds are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

                                                                                                ---------------
                                                                                                  Total Fund        Total Fund
                                                 Investment  Distribution and  Other Operating     Operating         Operating
                                                 Management      Service        Expenses With    Expenses With    Expenses Absent
Fund Name                                           Fee        (12b-1) Fees     Reimbursement    Reimbursement     Reimbursement
---------                                        ----------  ----------------  ---------------   -------------    ---------------
John Hancock Variable Series Trust I (Note 1):
Equity Index...................................    0.13%           N/A              0.06%            0.19%             0.19%
Growth & Income................................    0.68%           N/A              0.08%            0.76%             0.76%
Large Cap Value................................    0.75%           N/A              0.05%            0.80%             0.80%
Large Cap Value CORE(SM).......................    0.75%           N/A              0.10%            0.85%             1.09%
Large Cap Growth...............................    0.36%           N/A              0.10%            0.46%             0.46%
Large Cap Aggressive Growth....................    0.90%           N/A              0.10%            1.00%             1.05%
Large/Mid Cap Value............................    0.95%           N/A              0.10%            1.05%             1.36%
Fundamental Growth*............................    0.90%           N/A              0.10%            1.00%             1.04%
Mid Cap Growth.................................    0.81%           N/A              0.04%            0.85%             0.85%
Small/Mid Cap CORE(SM).........................    0.80%           N/A              0.10%            0.90%             1.23%
Small/Mid Cap Growth...........................    0.75%           N/A              0.10%            0.85%             0.85%
Small Cap Equity*..............................    0.90%           N/A              0.10%            1.00%             1.03%
Small Cap Value*...............................    0.95%           N/A              0.10%            1.05%             1.29%
Small Cap Growth...............................    0.75%           N/A              0.07%            0.82%             0.82%
International Equity Index.....................    0.18%           N/A              0.10%            0.28%             0.37%
International Opportunities....................    0.83%           N/A              0.10%            0.93%             1.09%
International Equity...........................    1.00%           N/A              0.10%            1.10%             1.76%
Emerging Markets Equity........................    1.22%           N/A              0.10%            1.32%             2.49%
Real Estate Equity.............................    1.01%           N/A              0.09%            1.10%             1.10%
Health Sciences................................    1.00%           N/A              0.10%            1.10%             1.10%
Managed........................................    0.66%           N/A              0.09%            0.75%             0.75%
Global Balanced................................    1.05%           N/A              0.10%            1.15%             1.44%
Short-Term Bond................................    0.30%           N/A              0.06%            0.36%             0.36%
Bond Index.....................................    0.15%           N/A              0.10%            0.25%             0.27%
Active Bond....................................    0.62%           N/A              0.10%            0.72%             0.74%
High Yield Bond................................    0.65%           N/A              0.10%            0.75%             0.87%
Global Bond....................................    0.85%           N/A              0.10%            0.95%             1.05%
Money Market...................................    0.25%           N/A              0.04%            0.29%             0.29%

John Hancock Declaration Trust (Note 2):
V.A. Relative Value............................    0.60%           N/A              0.19%            0.79%             0.79%
V.A. Financial Industries......................    0.80%           N/A              0.10%            0.90%             0.90%
V.A. Strategic Income..........................    0.60%           N/A              0.16%            0.76%             0.76%

AIM Variable Insurance Funds:
AIM V.I. Value.................................    0.61%           N/A              0.23%            0.84%             0.84%
AIM V.I. Growth................................    0.61%           N/A              0.22%            0.83%             0.83%

Variable Insurance Products Fund -  Service
 Class (Note 3):
Fidelity VIP Growth............................    0.57%          0.10%             0.09%            0.76%             0.76%

Variable Insurance Products Fund II - Service
 Class (Note 3):
Fidelity VIP Contrafund(R).....................    0.57%          0.10%             0.09%            0.76%             0.76%

MFS Variable Insurance Trust - Initial Class
 Shares (Note 4):
MFS Investors Growth Stock*....................    0.75%          0.00%             0.16%            0.91%             0.92%
MFS Research...................................    0.75%          0.00%             0.10%            0.85%             0.85%
                                                                                                ---------------

                                                                                                ---------------
                                                                                                  Total Fund        Total Fund
                                                 Investment  Distribution and  Other Operating     Operating         Operating
                                                 Management      Service        Expenses With    Expenses With    Expenses Absent
Fund Name                                           Fee        (12b-1) Fees     Reimbursement    Reimbursement     Reimbursement
---------                                        ----------  ----------------  ---------------   -------------    ---------------
MFS New Discovery..............................    0.90%          0.00%             0.16%            1.06%             1.09%

Janus Aspen Series - Service Shares Class
 (Note 5):
Janus Aspen Worldwide Growth...................    0.65%          0.25%             0.05%            0.95%             0.95%
Janus Aspen Global Technology..................    0.65%          0.25%             0.04%            0.94%             0.94%

M Fund, Inc. (Note 6):
Brandes International Equity...................    0.80%           N/A              0.25%            1.05%             1.19%
Turner Core Growth.............................    0.45%           N/A              0.25%            0.70%             0.91%
Frontier Capital Appreciation..................    0.90%           N/A              0.25%            1.15%             1.23%
Clifton Enhanced U.S. Equity...................    0.44%           N/A              0.25%            0.69%             1.22%
                                                                                                ---------------

Notes to Fund Expense Table

     (1) Under its current investment management agreements with the John Hancock Variable Series Trust I, John Hancock Life Insurance Company reimburses a fund when the fund's "other fund expenses" exceed 0.10% of the fund's average daily net assets. Percentages shown for the Health Sciences Fund are estimates because the fund was not in operation in 2000. Percentages shown for the Growth & Income, Fundamental Growth, Small Cap Equity, Real Estate Equity, Managed, Global Balanced, Active Bond and Global Bond funds are calculated as if the current management fee schedules, which apply to these funds effective November 1, 2000, were in effect for all of 2000. Percentages shown for the Small Cap Value and Large Cap Value funds are calculated as if the current management fee schedules, which apply to these funds effective May 1, 2001, were in effect for all of 2000. "CORE(SM)" is a service mark of Goldman, Sachs & Co.

     * Fundamental Growth was formerly "Fundamental Mid Cap Growth," Small Cap Equity was formerly "Small Cap Value," and Small Cap Value was formerly "Small/Mid Cap Value."

     (2) Percentages shown for John Hancock Declaration Trust funds reflect the investment management fees currently payable and other fund expenses allocated in 2000. John Hancock Advisers, Inc. has agreed to limit temporarily other expenses of each fund to 0.25% of the fund's average daily assets, at least until April 30, 2002.

     (3) Actual annual class operating expenses were lower for each of the Fidelity VIP funds shown because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's expenses. See the accomanying prospectus of the fund for details.

     (4) MFS Variable Insurance Trust funds have an expense offset arrangement which reduces each fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Each fund may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. "Other Operating Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the funds. Had these fee reductions been taken into account, total Fund Operating Expenses with Reimbursement would equal 0.90% for MFS Investors Growth Stock, 0.84% for MFS Research and 1.05% for MFS New Discovery. MFS Investment Management(R) (also doing business as Massachusetts Financial Services Company) has contractually agreed, subject to reimbursement, to bear expenses for the MFS Investors Growth Stock and New Discovery funds, such that the funds' "Other Expenses" (after taking into account the expense offset arrangement describe above) do not exceed 0.15% for Investors Growth Stock and 0.15% for New Discovery of the average daily net assets during the current fiscal year.

     *    MFS Investors Growth Stock was formerly "MFS Growth."

     (5) Percentages shown for Janus Aspen funds are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for the Worldwide Growth fund. Expenses are shown without the effect of any expense offset arrangement.

     (6) Percentages shown for M Fund, Inc. funds reflect the investment management fees currently payable and other fund expenses allocated in 2000. M Financial Advisers, Inc. reimburses a fund when the fund's other operating expenses exceed 0.25% of that fund's average daily net assets.

What other charges could John Hancock impose in the future?

     Except for the DAC tax charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, additional income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment options. However, we expect that no such charge will be necessary.

     We also reserve the right to increase the premium tax charge and the DAC tax charge in order to correspond, respectively, with changes in the state premium tax levels and with changes in the Federal income tax treatment of the deferred acquisition costs for this type of policy.

     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

How can I change my policy's investment allocations?

Future premium payments

     At any time, you may change the investment options in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing account value

     You may also transfer your existing account value from one investment option to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you.

     Under our current rules, you can make transfers out of any variable investment option anytime you wish. However, we reserve the right to impose limits on the number and frequency of transfers into and out of the variable investment options.

     Transfers out of the fixed investment option are currently subject to the following restrictions:

   . You can only make such a transfer once a year and only during the 31 day period following your policy anniversary.

   . We must receive the request for such a transfer during the period beginning
     60 days prior to the policy anniversary and ending 30 days after it.

   . The most you can transfer at any one time is the greater of $500 or 20% of the assets in your fixed investment option.

     We reserve the right to impose a minimum amount limit on transfers out of the fixed investment option.

How can I access my investment in the policy?

Full surrender

     You may surrender your policy in full at any time. If you do, we will pay you the account value less any policy loans plus, if surrender occurs in the first three policy years, a refund of all sales charges deducted within 365 days prior to the date of surrender. This is called your "surrender value." You must return your policy when you request a full surrender.

Partial withdrawals

     You may make a partial withdrawal of your surrender value at any time. Each partial withdrawal must be at least $1,000. There is a charge (usually $20) for each partial withdrawal. We will automatically reduce the account value of your policy by the amount of the withdrawal and the related charge. Each investment option will be reduced in the same proportion as the account value is then allocated among them. We will not permit a partial withdrawal if it would cause your account value to fall below 3 months' worth of monthly charges (see "Deductions from account value" on page 8). We also reserve the right to refuse any partial withdrawal that would cause the policy's Sum Insured to fall below $100,000. Any partial withdrawal will reduce your death benefit under any of the death benefit options (see "How much will John Hancock pay when the insured person dies?" on page 14). Under Option A or Option M, such a partial withdrawal will reduce the Sum Insured. Under Option B, such a partial withdrawal will reduce your account value.

Policy loans

     You may borrow from your policy at any time after it has been in effect for 1 year by completing a form satisfactory to us or, if the telephone transaction authorization form has been completed, by telephone. However, you can't borrow from your policy during a "grace period" (see "Lapse and reinstatement" on page
7). The maximum amount you can borrow is equal to 90% of your account value.

     The minimum amount of each loan is $1,000. The interest charged on any loan is an effective annual rate of 4.5% in the first 20 policy years and 4.25% thereafter. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The amount of the loan is deducted from the investment options in the same proportion as the account value is then allocated among them and is placed in a special loan account. This special loan account will earn interest at an effective annual rate of 4.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to decrease the rate credited on the special loan account to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law.

You can repay all or part of a loan at any time. Each repayment will be allocated among the investment options as follows:

          . The same proportionate part of the loan as was borrowed from the fixed investment option will be repaid to the fixed investment option.

          . The remainder of the repayment will be allocated among the investment options in the same way a new premium payment would be allocated.

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments.

How much will John Hancock pay when the insured person dies?

     In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Sum Insured."

     When the insured person dies, we will pay the death benefit minus any outstanding loans. There are three ways of calculating the death benefit. You choose which one you want in the application. The three death benefit options are:

          . Option A - The death benefit will equal the greater of (1) the Sum Insured, or (2) the minimum insurance amount (as described below).

          . Option B -The death benefit will equal the greater of (1) the Sum Insured plus your policy's account value on the date of death, or
             (2) the minimum insurance amount.

          . Option M - The death benefit will equal the greater of (1) the Sum Insured plus any optional extra death benefit (as described below), or (2) the minimum insurance amount.

     For the same premium payments, the death benefit under Option B will tend to be higher than the death benefit under Option A or Option M. On the other hand, the monthly insurance charge will be higher under Option B to compensate us for the additional insurance risk. Because of that, the account value will tend to be higher under Option A or Option M than under Option B for the same premium payments.

Optional extra death benefit feature

     The optional extra death benefit is determined as follows:

          . First, we multiply your account value plus any refund of sales charges by a factor specified in the policy. The factor is based on the insured person's age on the date of calculation.

          .  We will then subtract your Sum Insured.

     This feature may result in the Option M death benefit being higher than the minimum insurance amount. Although there is no special charge for this feature, your monthly insurance charge will be based on that higher death benefit amount. Election of this feature must be made in the application for the policy.

The minimum insurance amount

     In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to account value. There are two tests that can be applied under Federal tax law - - the "guideline premium and cash value corridor test" and the "cash value accumulation test." When you elect the death benefit option, you must also elect which test you wish to have applied. The guideline premium and cash value corridor test cannot be elected if Option M is chosen as the death benefit option. Under the guideline premium and cash value corridor test, we compute the minimum insurance amount each business day by multiplying the account value on that date (plus any refund of sales charges that might be due if the policy were surrendered on that date) by the "required additional death benefit factor" applicable on that date. In this case, the death benefit factors are derived by applying the guideline premium and cash value corridor test. The death benefit factor starts out at
2.50 for ages at or below 40 and decreases as attained age increases, reaching a low of 1.0 at age 95. Under the cash value accumulation test, we compute the minimum insurance amount each business day by multiplying the account value on that date (plus any refund of sales charges that might be due if the policy were surrendered on that date) by the death benefit factor applicable on that date. In this case, the death benefit factors are derived by applying the cash value accumulation test. The death benefit factor decreases as attained age increases. Regardless of which test you elect, a table showing the required additional death benefit factor for each policy year will appear in the policy.

     As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax Considerations" beginning on page 35). The guideline premium and cash value corridor test may be preferable if you want the account value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

Enhanced cash value rider

     In the application for the policy, you may elect to purchase the enhanced cash value rider. This rider provides an enhanced cash value benefit (in addition to the surrender value) if you surrender the policy within the first seven policy years. The amount of the benefit will be shown in the "Policy Specifications" section of the policy. The benefit is also included in the account value when calculating the death benefit. Election of this rider could increase your insurance charge since it affects our amount at risk under the policy. The amount available for partial withdrawals and loans are based on the surrender value and will in no way be increased due to this rider.

How can I change my policy's insurance coverage?

Increase in coverage

     After the first policy year, you may request an increase in the Sum Insured. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. As to when an approved increase would take effect, see "Effective date of other policy transactions" on page 32.

Decrease in coverage

     After the first policy year, you may request a reduction in the Sum Insured, but only if:

          .  the remaining Sum Insured will be at least $100,000, and

          . the remaining Sum Insured will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

     We may refuse any decrease in Sum Insured if it would cause the death benefit to reflect an increase pursuant to the optional extra death benefit feature. As to when an approved decrease would take effect, see "Effective date of other policy transactions" on page 32.

Change of death benefit option

     At any time, you may request to change your coverage from death benefit Option B to Option A. Our administrative systems do not currently permit any other change of death benefit option. Such changes may be permitted in the future, but that is not guaranteed.

Tax consequences

     Please read "Tax considerations" starting on page 35 to learn about possible tax consequences of changing your insurance coverage under the policy.

Can I cancel my policy after it's issued?

     You have the right to cancel your policy within the latest of the following periods:

          . 10 days after you receive it (this period may be longer in some states);

          . 10 days after mailing by John Hancock of the Notice of Withdrawal Right; or

          . 45 days after the date Part A of the application has been completed.

     This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to John Hancock at one of the addresses shown on page 2, or to the John Hancock representative who delivered the policy to you.

     In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your account value on the date of cancellation plus all charges deducted by John Hancock or the Series Funds prior to that date. The date of cancellation will be the date of such mailing or delivery.

Can I choose the form in which John Hancock pays out policy proceeds?

Choosing a payment option

     You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or full surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of a number of other payment options, including the following:

          . Option 1 - Proceeds left with us to accumulate with interest

          . Option 2A - Equal monthly payments of a specified amount until all proceeds are paid out

          . Option 2B - Equal monthly payments for a specified period of time

          . Option 3 - Equal monthly payments for life, but with payments guaranteed for a specific number of years

          . Option 4 - Equal monthly payments for life with no refund

          . Option 5 - Equal monthly payments for life with a refund if all of the proceeds haven't been paid out

     You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. We will credit interest on each of the above options. For Options 1 and 2A, the interest will be at least an effective annual rate of 3 1/2%.

Changing a payment option

     You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact

     There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

To what extent can John Hancock vary the terms and conditions of its policies in particular cases?

     Listed below are some variations we can make in the terms of our policies. Any variation will be made only in accordance with uniform rules that we apply fairly to all of our customers.

State law insurance requirements

     Insurance laws and regulations apply to John Hancock in every state in which its policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

Variations in expenses or risks

     We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes" on page 34. No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

How will my policy be treated for income tax purposes?

     Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your account value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your account value upon surrender or partial withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

     However, some of the tax rules change if your policy is found to be a "modified endowment contract." This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind.

     For further information about the tax consequences of owning a policy, please read "Tax considerations" beginning on page 35.

How do I communicate with John Hancock?

General Rules

     You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock Life Servicing Office at the appropriate address shown on page 2.

     Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

          . surrenders or partial withdrawals

          . change of death benefit option

          . increase or decrease in Sum Insured

          . change of beneficiary

          . election of payment option for policy proceeds

          . tax withholding elections

          . election of telephone transaction privilege

     The following requests may be made either in writing (signed and dated by you) or by telephone or fax if a special form is completed (see "Telephone Transactions" below):

          . loans

          . transfers of account value among investment options

          . change of allocation among investment options for new premium payments

     You should mail or express all written requests to the John Hancock Life Servicing Office at the appropriate address shown on page 2. You should also send notice of the insured person's death and related documentation to the John Hancock Life Servicing Office. We don't consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

     We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from the John Hancock Life Servicing Office or your John Hancock representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day.

Our business day currently closes at 4:00 p.m. Eastern Standard Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone Transactions

     If you complete a special authorization form, you can request loans, transfers among investment options and changes of allocation among investment options simply by telephoning us at 1-800-521-1234 or by faxing us at 1-617-572-6956. Any fax request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the investment options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.

     The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. For reasons such as that, we reserve the right to change our telephone transaction policies or procedures at any time. We also reserve the right to suspend or terminate the privilege altogether with respect to all policies like yours or with respect to any class of such policies.

               ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES,
                   SURRENDER VALUES AND ACCUMULATED PREMIUMS

     The following tables illustrate the changes in death benefit, account value and surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table separately illustrates the operation of a policy for a specified issue age, premium payment schedule and Sum Insured. The amounts shown are for the end of each policy year and assume that all of the account value is invested in funds that achieve investment returns at constant annual rates of 0%, 6% and 12% (i.e., before any fees or expenses deducted from Series Fund assets). After the deduction of average fees and expenses at the Series Fund level (as described below) the corresponding net annual rates of return would be -0.84%, 5.11% and 11.06%. (Investment return reflects investment income and all realized and unrealized capital gains and losses.) The tables assume annual Planned Premiums that are paid at the beginning of each policy year for an insured person who is a 45 year old male standard non-smoker underwriting risk when the policy is issued.

     Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by John Hancock will apply in each year illustrated. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that no Additional Sum Insured or optional rider benefits have been elected and that no loans or withdrawals are made.

    With respect to fees and expenses deducted from Series Fund assets, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of .72%, and (2) an assumed average asset charge for all other Series Fund operating expenses equivalent to an effective annual rate of .12%. These rates are the arithmetic average for all funds of the Series Funds. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options. The charge shown above for all other Series Fund operating expenses reflects reimbursements to certain funds as described in the footnotes to the table beginning on page 9. We currently expect those reimbursement arrangements to continue indefinitely, but that is not guaranteed. Without those arrangements, the assumed average asset charge for all other operating expenses shown above would be higher. This would result in lower values than those shown in the following tables.

     The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed Planned Premiums were invested to earn interest, after taxes, at 5% compounded annually. This is not a policy value. It is included for comparison purposes only.

     Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a comparable illustration reflecting your proposed insured person's issue age, sex and underwriting risk classification, and the Sum Insured and annual Planned Premium amount requested.

Plan: Flexible Premium Variable Life
      $100,000 Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nonsmoker Underwriting Class Option A Death Benefit
      Planned Premium: $5,267 for Seven Years*
      Using Current Charges

                                                 Death Benefit                                  Surrender Value
                                 ---------------------------------------------   ---------------------------------------------
              Planned Premiums    Assuming hypothetical gross annual return of   Assuming hypothetical gross annual return of
  End of       accumulated at    ---------------------------------------------   ---------------------------------------------
Policy Year  5% annual interest        0%              6%             12%             0%              6%              12%
-----------  ------------------  --------------  --------------  --------------  -------------  --------------  ----------------
     1              5,530           100,000         100,000         100,000          4,404           4,658            4,912
     2             11,337           100,000         100,000         100,000          8,273           9,027            9,812
     3             17,434           100,000         100,000         100,000         12,079          13,591           15,228
     4             23,836           100,000         100,000         100,000         15,512          18,054           20,917
     5             30,559           100,000         100,000         100,000         19,377          23,238           27,761
     6             37,617           100,000         100,000         100,000         23,210          28,696           35,379
     7             45,028           100,000         100,000         111,336         27,053          34,479           43,871
     8             47,280           100,000         100,000         118,505         26,294          35,720           48,175
     9             49,644           100,000         100,000         126,269         25,536          37,028           52,941
    10             52,126           100,000         100,000         134,679         24,779          38,404           58,217
    11             54,732           100,000         100,000         144,266         24,218          40,056           64,267
    12             57,469           100,000         100,000         154,617         23,647          41,789           70,954
    13             60,342           100,000         100,000         165,789         23,059          43,603           78,343
    14             63,359           100,000         100,000         177,863         22,459          45,505           86,509
    15             66,527           100,000         100,000         190,914         21,844          47,501           95,538
    16             69,853           100,000         100,000         205,050         21,219          49,600          105,527
    17             73,346           100,000         100,000         220,355         20,578          51,804          116,572
    18             77,013           100,000         100,000         236,863         19,890          54,102          128,744
    19             80,864           100,000         101,243         254,735         19,168          56,510          142,183
    20             84,907           100,000         103,037         274,087         18,401          59,023          157,007
    25            108,366           100,000         113,236         397,777         13,516          73,164          257,011
    30            138,305           100,000         126,171         585,137          6,399          90,490          419,664
    35            176,516                **         142,702         873,451             **         111,355          681,585

 _________________________


 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nonsmoker Underwriting Class Option A Death Benefit
      Planned Premium: $5,267 for Seven Years*
      Using Maximum Charges

                                                 Death Benefit                                  Surrender Value
                                 ---------------------------------------------   ---------------------------------------------
              Planned Premiums    Assuming hypothetical gross annual return of    Assuming hypothetical gross annual return of
  End of       accumulated at    ---------------------------------------------   ---------------------------------------------
Policy Year  5% annual interest        0%              6%             12%              0%              6%              12%
-----------  ------------------  --------------  --------------  --------------  --------------  --------------  ----------------
     1              5,530           100,000         100,000         100,000           4,235           4,483            4,731
     2             11,337           100,000         100,000         100,000           7,938           8,669            9,431
     3             17,434           100,000         100,000         100,000          11,583          13,043           14,623
     4             23,836           100,000         100,000         100,000          14,848          17,294           20,049
     5             30,559           100,000         100,000         100,000          18,528          22,234           26,575
     6             37,617           100,000         100,000         100,000          22,152          27,403           33,803
     7             45,028           100,000         100,000         106,079          25,716          32,812           41,799
     8             47,280           100,000         100,000         111,951          24,647          33,624           45,511
     9             49,644           100,000         100,000         118,214          23,541          34,442           49,564
    10             52,126           100,000         100,000         124,891          22,391          35,258           53,986
    11             54,732           100,000         100,000         132,494          21,393          36,281           59,023
    12             57,469           100,000         100,000         140,578          20,335          37,308           64,512
    13             60,342           100,000         100,000         149,179          19,212          38,337           70,494
    14             63,359           100,000         100,000         158,332          18,015          39,366           77,010
    15             66,527           100,000         100,000         168,060          16,734          40,389           84,101
    16             69,853           100,000         100,000         178,403          15,354          41,401           91,814
    17             73,346           100,000         100,000         189,398          13,862          42,395          100,195
    18             77,013           100,000         100,000         201,076          12,237          43,363          109,292
    19             80,864           100,000         100,000         213,477          10,455          44,293          119,154
    20             84,907           100,000         100,000         226,649           8,488          45,173          129,833
    25            108,366                **         100,000         306,009              **          48,417          197,718
    30            138,305                **         100,000         413,124              **          47,612          296,295
    35            176,516                **         100,000         557,959              **          35,477          435,395

 _________________________

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nonsmoker Underwriting Class Option B Death Benefit
      Planned Premium: $5,267 for Seven Years*
      Using Current Charges

                                                 Death Benefit                                  Surrender Value
                                 ---------------------------------------------   ---------------------------------------------
              Planned Premiums    Assuming hypothetical gross annual return of    Assuming hypothetical gross annual return of
  End of       accumulated at    ---------------------------------------------   ---------------------------------------------
Policy Year  5% annual interest        0%              6%             12%              0%              6%              12%
-----------  ------------------  --------------  --------------  --------------  --------------  --------------  ----------------
     1              5,530           103,920         104,173         104,426           4,394           4,647            4,901
     2             11,337           107,766         108,517         109,299           8,240           8,991            9,773
     3             17,434           111,534         113,035         114,661          12,008          13,509           15,135
     4             23,836           115,386         117,903         120,738          15,386          17,903           20,738
     5             30,559           119,175         122,989         127,454          19,175          22,989           27,454
     6             37,617           122,916         128,317         134,895          22,916          28,317           34,895
     7             45,028           126,662         133,954         143,196          26,662          33,954           43,196
     8             47,280           125,808         135,036         147,297          25,808          35,036           47,297
     9             49,644           124,959         136,171         151,849          24,959          36,171           51,849
    10             52,126           124,113         137,359         156,896          24,113          37,359           56,896
    11             54,732           123,463         138,802         162,702          23,463          38,802           62,702
    12             57,469           122,801         140,300         169,128          22,801          40,300           69,128
    13             60,342           122,121         141,849         176,238          22,121          41,849           76,238
    14             63,359           121,426         143,455         184,110          21,426          43,455           84,110
    15             66,527           120,716         145,121         192,827          20,716          45,121           92,827
    16             69,853           119,996         146,856         202,489          19,996          46,856          102,489
    17             73,346           119,258         148,654         213,964          19,258          48,654          113,190
    18             77,013           118,465         150,479         229,974          18,465          50,479          124,999
    19             80,864           117,635         152,352         247,322          17,635          52,352          138,045
    20             84,907           116,754         154,260         266,109          16,754          54,260          152,437
    25            108,366           111,214         163,950         386,181          11,214          63,950          249,519
    30            138,305           103,505         173,611         568,066           3,505          73,611          407,420
    35            176,516                **         180,805         847,955              **          80,805          661,690

 _________________________

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nonsmoker Underwriting Class Option B Death Benefit
      Planned Premium: $5,267 for Seven Years*
      Using Maximum Charges

                                                 Death Benefit                                  Surrender Value
                                 ---------------------------------------------   ---------------------------------------------
              Planned Premiums    Assuming hypothetical gross annual return of    Assuming hypothetical gross annual return of
  End of       accumulated at    ---------------------------------------------   ---------------------------------------------
Policy Year  5% annual interest        0%              6%             12%              0%              6%              12%
-----------  ------------------  --------------  --------------  --------------  --------------  --------------  ----------------
     1              5,530           103,747         103,994         104,242           4,221           4,468            4,716
     2             11,337           107,422         108,149         108,907           7,896           8,623            9,381
     3             17,434           111,024         112,470         114,037          11,498          12,944           14,511
     4             23,836           114,699         117,117         119,839          14,699          17,117           19,839
     5             30,559           118,296         121,946         126,221          18,296          21,946           26,221
     6             37,617           121,811         126,965         133,242          21,811          26,965           33,242
     7             45,028           125,241         132,175         140,965          25,241          32,175           40,965
     8             47,280           124,030         132,759         144,361          24,030          32,759           44,361
     9             49,644           122,778         133,311         148,059          22,778          33,311           48,059
    10             52,126           121,475         133,821         152,080          21,475          33,821           52,080
    11             54,732           120,317         134,489         156,667          20,317          34,489           56,667
    12             57,469           119,093         135,105         161,656          19,093          35,105           61,656
    13             60,342           117,798         135,662         167,084          17,798          35,662           67,084
    14             63,359           116,426         136,149         172,991          16,426          36,149           72,991
    15             66,527           114,965         136,550         179,414          14,965          36,550           79,414
    16             69,853           113,405         136,850         186,397          13,405          36,850           86,397
    17             73,346           111,733         137,029         193,983          11,733          37,029           93,983
    18             77,013           109,934         137,063         202,218           9,934          37,063          102,218
    19             80,864           107,986         136,924         211,149           7,986          36,924          111,149
    20             84,907           105,870         136,579         220,826           5,870          36,579          120,826
    25            108,366                **         130,696         282,737              **          30,696          182,682
    30            138,305                **         113,393         381,262              **          13,393          273,443
    35            176,516                **              **         514,854              **              **          401,759

 _________________________

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nonsmoker Underwriting Class Option M Death Benefit
      Planned Premium: $5,267 For Seven Years*
      Using Current Charges

                                                 Death Benefit                                  Surrender Value
                                 ---------------------------------------------   ---------------------------------------------
              Planned Premiums    Assuming hypothetical gross annual return of    Assuming hypothetical gross annual return of
  End of       accumulated at    ---------------------------------------------   ---------------------------------------------
Policy Year  5% annual interest        0%              6%             12%              0%              6%              12%
-----------  ------------------  --------------  --------------  --------------  --------------  --------------  ----------------
     1              5,530           100,000         100,000         100,000           4,404           4,658            4,912
     2             11,337           100,000         100,000         100,000           8,273           9,027            9,812
     3             17,434           100,000         100,000         100,000          12,079          13,591           15,228
     4             23,836           101,020         116,711         134,301          15,500          17,995           20,802
     5             30,559           135,523         160,986         190,641          19,215          22,936           27,286
     6             37,617           152,476         186,298         227,226          22,825          28,024           34,338
     7             45,028           167,149         210,107         264,125          26,414          33,364           42,135
     8             47,280           152,610         203,808         271,185          25,451          34,155           45,655
     9             49,644           139,482         198,017         278,960          24,539          35,007           49,544
    10             52,126           127,601         192,675         287,454          23,672          35,919           53,834
    11             54,732           117,825         188,746         297,687          23,039          37,086           58,760
    12             57,469           108,880         185,058         308,564          22,428          38,305           64,163
    13             60,342           100,676         181,572         320,078          21,834          39,570           70,076
    14             63,359           100,000         178,295         332,295          21,238          40,891           76,560
    15             66,527           100,000         175,219         345,264          20,628          42,271           83,676
    16             69,853           100,000         172,380         359,129          20,008          43,720           91,504
    17             73,346           100,000         169,734         373,879          19,371          45,234          100,096
    18             77,013           100,000         167,112         389,198          18,686          46,769          109,425
    19             80,864           100,000         164,632         405,397          17,968          48,354          119,617
    20             84,907           100,000         162,256         422,448          17,203          49,978          130,720
    25            108,366           100,000         151,365         520,747          12,315          58,470          202,080
    30            138,305           100,000         143,111         650,507           5,164          68,064          310,805
    35            176,516                **         136,626         820,369              **          78,364          472,697

 _________________________

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

Plan: Flexible Premium Variable Life
      $100,000 Sum Insured at Issue
      Male, Issue age 45, Fully Underwritten Nonsmoker Underwriting Class Option M Death Benefit
      Planned Premium: $5,267 for Seven Years*
      Using Maximum Charges

                                                 Death Benefit                                  Surrender Value
                                 ---------------------------------------------   ---------------------------------------------
              Planned Premiums    Assuming hypothetical gross annual return of    Assuming hypothetical gross annual return of
  End of       accumulated at    ---------------------------------------------   ---------------------------------------------
Policy Year  5% annual interest        0%              6%             12%              0%              6%              12%
-----------  ------------------  --------------  --------------  --------------  --------------  --------------  ----------------
     1              5,530           100,000         100,000         100,000           4,235           4,483            4,731
     2             11,337           100,000         100,000         100,000           7,938           8,669            9,431
     3             17,434           100,000         100,000         100,000          11,583          13,043           14,623
     4             23,836           100,000         111,862         128,744          14,845          17,242           19,935
     5             30,559           129,628         153,951         182,242          18,373          21,927           26,076
     6             37,617           145,367         177,472         216,264          21,755          26,689           32,672
     7             45,028           158,171         198,540         249,212          24,988          31,518           39,745
     8             47,280           141,852         189,328         251,691          23,650          31,719           42,361
     9             49,644           127,058         180,467         254,196          22,347          31,895           45,132
    10             52,126           113,642         171,925         256,686          21,076          32,041           48,058
    11             54,732           102,511         164,746         260,234          20,039          32,361           51,352
    12             57,469           100,000         157,777         263,713          18,984          32,648           54,820
    13             60,342           100,000         151,036         267,151          17,864          32,906           58,471
    14             63,359           100,000         144,513         270,530          16,670          33,133           62,312
    15             66,527           100,000         138,185         273,809          15,390          33,327           66,340
    16             69,853           100,000         132,056         276,988          14,010          33,483           70,554
    17             73,346           100,000         126,116         280,047          12,515          33,600           74,953
    18             77,013           100,000         120,346         282,937          10,885          33,671           79,526
    19             80,864           100,000         114,744         285,640           9,096          33,692           84,257
    20             84,907           100,000         109,299         288,120           7,120          33,656           89,128
    25            108,366                **         100,000         297,523              **          31,718          115,422
    30            138,305                **         100,000         300,611              **          21,381          143,587
    35            176,516                **              **         297,065              **              **          171,119

 _________________________

 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each of the first seven Policy Years. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit and surrender value for a Policy would be different from those shown if the actual gross rates of investment return average 0%, 6%, or 12% over a period of years, but also fluctuate above or below the average for individual Policy years. No representations can be made that these hypothetical investment results can be achieved for one year or sustained over any period of time. In fact, for any given period of time, the investment results could be negative.

                            ADDITIONAL INFORMATION

     This section of the prospectus provides additional detailed information that is not contained in the Basic Information section on pages 4 through 20.

Contents of this section                                            Pages to see
------------------------                                            ------------

Description of John Hancock......................................        29

How we support the policy and investment options.................        29

Procedures for issuance of a policy..............................        30

Commencement of investment performance...........................        31

How we process certain policy transactions.......................        31

Effects of policy loans..........................................        33

Additional information about how certain policy charges work.....        33

How we market the policies.......................................        34

Tax considerations...............................................        35

Reports that you will receive....................................        37

Voting privileges that you will have.............................        37

Changes that John Hancock can make as to your policy.............        37

Adjustments we make to death benefits............................        38

When we pay policy proceeds......................................        38

Other details about exercising rights and paying benefits........        39

Legal matters....................................................        39

Registration statement filed with the SEC........................        39

Accounting and actuarial experts.................................        39

Financial statements of John Hancock and the Account.............        39

List of Directors and Executive Officers of John Hancock.........        41

Description of John Hancock

     We are John Hancock Life Insurance Company, a Massachusetts stock life insuarnce company. On February 1, 2000, John Hancock Mutual Life Insurance Company (which was chartered in Massachusetts in 1862) converted to a stock company by "demutualizing" and changed its name to John Hancock Life Insurance Company. As part of the demutualization process, John Hancock Life Insurance Company became a subsidiary of John Hancock Financial Services, Inc., a newly formed publicly-traded corporation. Our Home Office is at John Hancock Place, Boston, Massachusetts 02117. We are authorized to transact a life insurance and annuity business in all states and in the District of Columbia. As of December 31, 2000, our assets were approximately $88 billion.

     We are regulated and supervised by the Massachusetts Commissioner of Insurance, who periodically examines our affairs. We also are subject to the applicable insurance laws and regulations of all jurisdictions in which we are authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations. The regulation to which we are subject, however, does not provide a guarantee as to such matters.

How we support the policy and investment options

Separate Account UV

     The variable investment options shown on page 1 are in fact subaccounts of Separate Account UV (the "Account"), a separate account established by us under Massachusetts law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or John Hancock.

     The Account's assets are the property of John Hancock. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us.

     The assets in each subaccount are invested in the corresponding fund of one of the Series Funds. New subaccounts may be added as new funds are added to the Series Funds and made available to policy owners. Existing subaccounts may be deleted if existing funds are deleted from the Series Funds.

     We will purchase and redeem Series Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a Series Fund represent an interest in one of the funds of the Series Fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

     On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Standard Time).

Our general account

     Our obligations under the policy's fixed investment option are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the account value allocated to the fixed investment option will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account.

     Because of exemptive and exclusionary provisions, interests in our fixed investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed investment option. Disclosure regarding the fixed investment option may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

Procedures for issuance of a policy

     Generally, the policy is available with a minimum Sum Insured at issue of $100,000. At the time of issue, the insured person must have an attained age of at least 20 and no more than 85. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

     Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy. The illustrations set forth in this prospectus are sex-distinct and, therefore, may not reflect the rates, charges, or values that would apply to such policies.

Minimum Initial Premium

     The Minimum Initial Premium must be received by us at our Life Servicing Office in order for the policy to be in full force and effect. There is no grace period for the payment of the Minimum Initial Premium. The Minimum Initial Premium is determined by us based on the characteristics of the insured person, the Sum Insured at issue, and the policy options you have selected.

Commencement of insurance coverage

     After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's rate class should be. After we approve an application for a policy and assign an appropriate insurance rate class, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary insurance coverage prior to policy delivery" on page 31).

     The policy will take effect only if all of the following conditions are satisfied:

 .   The policy is delivered to and received by the applicant.

 .   The Minimum Initial Premium is received by us.

 . Each insured person is living and still meets our health criteria for issuing insurance.

If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "date of issue." That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the date of issue.

Backdating

     In order to preserve a younger age at issue for the insured person, we can designate a date of issue that is up to 60 days earlier than the date that would otherwise apply. This is referred to as "backdating" and is allowed under state insurance laws. Backdating can also be used in certain corporate-owned life insurance cases involving multiple policies to retain a common monthly deduction date.

     The conditions for coverage described above under "Commencement of insurance coverage" must still be satisfied, but in a backdating situation the policy always takes effect retroactively. Backdating results in a lower insurance charge (if it is used to preserve the insured person's younger age at issue), but monthly charges begin earlier than would otherwise be the case. Those monthly charges will be deducted as soon as we receive premiums sufficient to pay them.

Temporary coverage prior to policy delivery

     If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the application for the policy, including limits on amount and duration of coverage.

Monthly deduction dates

Each charge that we deduct monthly is assessed against your account value or the subaccounts at the close of business on the date of issue and at the close of the first business day in each subsequent policy month.

Commencement of investment performance

     Any premium payment processed prior to the twentieth day after the date of issue will automatically be allocated to the Money Market investment option. On the later of the date such payment is received or the twentieth day following the date of issue, the portion of the Money Market investment option attributable to such payment will be reallocated automatically among the investment options you have chosen.

     All other premium payments will be allocated among the investment options you have chosen as soon as they are processed.

How we process certain policy transactions

Premium payments

     We will process any premium payment as of the day we receive it, unless one of the following exceptions applies:

     (1) We will process a payment received prior to a policy's date of issue as if received on the date of issue.

     (2) If the Minimum Initial Premium is not received prior to the date of issue, we will process each premium payment received thereafter as if received on the business day immediately preceding the date of issue until all of the Minimum Initial Premium is received.

     (3) We will process the portion of any premium payment for which we require evidence of the insured person's continued insurability only after we have received such evidence and found it satisfactory to us.

     (4) If we receive any premium payment that we think will cause a policy to become a modified endowment or will cause a policy to lose its status as life insurance under the tax laws, we will not accept the excess portion of that premium payment and will immediately notify the owner. We will refund the excess premium when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

 .   The tax problem resolves itself prior to the date the refund is to be made;
     or

 . The tax problem relates to modified endowment status and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issues involved.

In the above cases, we will treat the excess premium as having been received on the date the tax problem resolves itself or the date we receive the signed acknowledgment. We will then process it accordingly.

     (5) If a premium payment is received or is otherwise scheduled to be processed (as specified above) on a date that is not a business day, the premium payment will be processed on the business day next following that date.

Transfers among investment options

     Any reallocation among investment options must be such that the total in all investment options after reallocation equals 100% of account value. Transfers out of a variable investment option will be effective at the end of the business day in which we receive at our Life Servicing Office notice satisfactory to us.

     If received on or before the policy anniversary, requests for transfer out of the fixed investment option will be processed on the policy anniversary (or the next business day if the policy anniversary does not occur on a business day). If received after the policy anniversary, such a request will be processed at the end of the business day in which we receive the request at our Life Servicing Office. If you request a transfer out of the fixed investment option 61 days or more prior to the policy anniversary, we will not process that portion of the reallocation, and your confirmation statement will not reflect a transfer out of the fixed investment option as to such request. Currently, there is no minimum amount limit on transfers into the fixed investment option, but we reserve the right to impose such a limit in the future. We have the right to defer transfers of amounts out of the fixed investment option for up to six months.

Telephone transfers and policy loans

     Once you have completed a written authorization, you may request a transfer or policy loan by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

     If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

Effective date of other policy transactions

     The following transactions take effect on the policy anniversary on or next following the date we approve the request:

 .   Sum Insured decreases

 .   Sum Insured increases

 .   Change of death benefit option from Option B to Option A

 . Any other change of death benefit option, when and if permitted by our administrative rules (see "Change of death benefit option" on page 16)

     Reinstatements of lapsed policies take effect on the monthly deduction date on or next following the date we approve the request for reinstatement.

  We process loans, surrenders, partial withdrawals and loan repayments as of the day we receive such request or repayment.

Effects of policy loans

  The account value, the surrender value, and any death benefit above the Sum Insured are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the investment options and placed in a special loan account. The investment options and the special loan account will generally have different rates of investment return.

  The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

  Whenever the outstanding loan equals or exceeds 90% of the account value, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the minimum amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Also, taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations" beginning on page 38).

Additional information about how certain policy charges work

Sales expenses and related charges

  The sales charges help to compensate us for the cost of selling our policies. (See "What charges will John Hancock deduct from my investment in the policy?" in the Basic Information section of this prospectus.) The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the sales charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the charge for mortality and expense risks and other gains with respect to the policies, or from our general assets. (See "How we market the policies" on page 34.) Similarly, administrative expenses not fully covered by the issue charge and the administrative charge may also be recovered from such other sources.

Effect of premium payment pattern

  You may structure the timing and amount of premium payments to minimize the sales charges, although doing so involves certain risks. Paying less than one Target Premium in the first policy year or paying more than one Target Premium in any policy year could reduce your total sales charges over time. For example, if the Target Premium was $10,000 and you paid a premium of $10,000 in each of the first ten policy years, you would pay total sales charges of $9,000. If you paid $20,000 (i.e., two times the Target Premium amount) in every other policy year up to the ninth policy year, you would pay total sales charges of only $4,500. However, delaying the payment of Target Premiums to later policy years could increase the risk that the account value will be insufficient to pay monthly policy charges as they come due. As a result, the policy may lapse and eventually terminate. Conversely, accelerating the payment of Target Premiums to earlier policy years could cause aggregate premiums paid to exceed the policy's 7-pay premium limit and, as a result, cause the policy to become a modified endowment, with adverse tax consequences to you upon receipt of policy distributions. (See "Tax considerations" beginning on page 35.)

Monthly charges

  We deduct the monthly charges described in the Basic Information section from your policy's investment options in proportion to the amount of account value you have in each. For each month that we cannot deduct any charge because of insufficient account value, the uncollected charges will accumulate and be deducted when and if sufficient account value becomes available.

  The insurance under the policy continues in full force during any grace period but, if the insured person dies during the policy grace period, the amount of unpaid monthly charges is deducted from the death benefit otherwise payable.

Reduced charges for eligible classes

  The charges otherwise applicable (including the M&E charge) may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

How we market the policies

  Signator Investors, Inc. ("Signator"), an indirect wholly-owned subsidiary of John Hancock located at 197 Clarendon Street, Boston, MA 02117, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Signator acts as principal underwriter and principal distributor of the policies pursuant to a sales agreement among John Hancock, Signator, John Hancock Variable Life Insurance Company, and the Account. Signator also serves as principal underwriter for John Hancock Variable Annuity Accounts U, I and V, and John Hancock Variable Life Accounts U, V and S, all of which are registered under the 1940 Act. Signator is also the principal underwriter for John Hancock Variable Series Trust I.

  Applications for policies are solicited by agents who are licensed by state insurance authorities to sell John Hancock's policies and who are also registered representatives ("representatives") of Signator or other broker-dealer firms, as discussed below. John Hancock performs insurance underwriting and determines whether to accept or reject the application for a policy and each insured person's risk classification. John Hancock will make the appropriate refund if a policy ultimately is not issued or is returned under the "free look" provision. Officers and employees of John Hancock are covered by a blanket bond by a commercial carrier in the amount of $25 million.

  Signator's representatives are compensated for sales of the policies on a commission and service fee basis by Signator, and John Hancock reimburses Signator for such compensation and for other direct and indirect expenses (including agency expense allowances, general agent, district manager and supervisor's compensation, agent's training allowances, deferred compensation and insurance benefits of agents, general agents, district managers and supervisors, agency office clerical expenses and advertising) actually incurred in connection with the marketing and sale of the policies.

  The maximum commission payable to a Signator representative for selling a policy is 17% of the Target Premium paid in the first policy year, 14 % of the Target Premium paid in each of the second through tenth policy years, and 3% of the Target Premium paid in each policy year thereafter. The maximum commission on any premium paid in any policy year in excess of the Target Premium is 2%.

  Representatives with less than four years of service with Signator and those compensated on salary plus bonus or level commission programs may be paid on a different basis. Representatives who meet certain productivity and persistency standards with respect to the sale of policies issued by John Hancock will be eligible for additional compensation.

  The policies are also sold through other registered broker-dealers that have entered into selling agreements with Signator and whose representatives are authorized by applicable law to sell variable life insurance policies. The commissions which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for Signator's representatives. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved voucherable expenses incurred. Signator will compensate the broker-dealers as provided in the selling agreements, and John Hancock will reimburse Signator for such amounts and for certain other direct expenses in connection with marketing the policies through other broker-dealers.

  Representatives of Signator and the other broker-dealers mentioned above may also earn "credits" toward qualification for attendance at certain business meetings sponsored by John Hancock.

  The offering of the policies is intended to be continuous, but neither John Hancock nor Signator is obligated to sell any particular amount of policies.

Tax considerations

  This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

Policy proceeds

  We believe the policy will receive the same federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines life insurance for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

  If the policy complies with the definition of life insurance, we believe the death benefit under the policy will be excludable from the beneficiary's gross income under the Code. In addition, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. Distributions for tax purposes can include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

  In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

  We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

  It is possible that, despite our monitoring, a policy might fail to qualify as life insurance under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income and gains under the policy for the period of the disqualification and for subsequent periods.

  In the past, the United States Treasury Department has stated that it anticipated issuing guidelines prescribing circumstances in which the ability of a policy owner to direct his or her investment to particular funds may cause the policy owner, rather than the insurance company, to be treated as the owner of the shares of those funds. In that case, any income and gains attributable to those shares would be included in your current gross income for federal income tax purposes. Under current law, however, we believe that we, and not the owner of a policy, would be considered the owner of the fund's shares for tax purposes.

  Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

  Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

7-pay premium limit

  At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

  The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment", which can have adverse tax consequences.

  The owner will be taxed on distributions and loans from a "modified endowment" to the extent of any income (gain) to the owner (on an income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 59 1/2.

  Furthermore, any time there is a "material change" in a policy (such as an increase in Sum Insured, the addition of certain other policy benefits after issue, a change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then account value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment.

  Moreover, if benefits under a policy are reduced (such as a reduction in the Sum Insured or death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment.

  All modified endowments issued by the same insurer (or its affiliates) to the owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. A policy received in exchange for a modified endowment will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 plans

  The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

 Reports that you will receive

  At least annually, we will send you a statement setting forth the following information as of the end of the most recent reporting period: the amount of the death benefit, the Sum Insured, the account value, the portion of the account value in each investment option, the surrender value, premiums received and charges deducted from premiums since the last report, and any outstanding policy loan (and interest charged for the preceding policy year). Moreover, you also will receive confirmations of premium payments, transfers among investment options, policy loans, partial withdrawals and certain other policy transactions.

  Semiannually we will send you a report containing the financial statements of each Series Fund, including a list of securities held in each fund.

Voting privileges that you will have

  All of the assets in the subaccounts of the Account are invested in shares of the corresponding funds of the Series Funds. We will vote the shares of each of the funds of the Series Funds which are deemed attributable to variable life insurance policies at regular and special meetings of the Series Funds' shareholders in accordance with instructions received from owners of such policies. Shares of the Series Funds held in the Account which are not attributable to such policies, as well as shares for which instructions from owners are not received, will be represented by us at the meeting. We will vote such shares for and against each matter in the same proportions as the votes based upon the instructions received from the owners of such policies.

  We determine the number of a fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for the Series Fund's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a Series Fund, ratification of the selection of independent auditors, approval of Series Fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

  However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

Changes that John Hancock can make as to your policy

Changes relating to a Series Fund or the Account

  The voting privileges described in this prospectus reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be John Hancock or an affiliate, (3) to deregister the Account under the 1940 Act, (4) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Other permissible changes

  We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

  In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

 . Changes necessary to comply with or obtain or continue exemptions under the federal securities laws

 . Combining or removing investment options

 . Changes in the form of organization of any separate account

  Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

Adjustments we make to death benefits

  If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

When we pay policy proceeds

General

  We will pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person's death, we will pay the proceeds as a single sum.

Delay to challenge coverage

  We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

  We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

  We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the SEC by order permits the delay for the protection of owners. Transfers and allocations of account value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Other details about exercising rights and paying benefits

Joint ownership

  If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Assigning your policy

  You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial withdrawal or loan from the policy.

Your beneficiary

  You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any irrevocable named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Legal matters

  The legal validity of the policies described in this prospectus has been passed on by Ronald J. Bocage, Vice President and Counsel for John Hancock. The law firm of Foley & Lardner, Washington, D.C., has advised us on certain Federal securities law matters in connection with the policies.

Registration statement filed with the SEC

  This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Accounting and actuarial experts

  Certain of the financial statements of John Hancock and the Account included in this prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and have been included in reliance on their reports given on their authority as experts in accounting and auditing. Actuarial matters included in this prospectus have been examined by Deborah A. Poppel, F.S.A., an Actuary and Second Vice President of John Hancock.

Financial statements of John Hancock and the Account

  The financial statements of John Hancock included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock to meet its obligations under the policies.

  In addition to those financial statements of John Hancock and the Account included herein that have been audited by Ernst & Young LLP, this prospectus also contains unaudited financial statements of both John Hancock and the Account for a period subsequent to the audited financial statements.

           List of Directors and Executive Officers of John Hancock

  The Directors and Executive Officers of John Hancock and their principal occupations during the past five years are as follows:


Directors                                                                 Principal Occupations
---------                                                                 ---------------------
David F. D'Alessandro....................................     Chairman of the Board, President and Chief Executive Officer, John
                                                              Hancock
Foster L. Aborn..........................................     Director, formerly Vice Chairman of the Board and Chief Investment
                                                              Officer, John Hancock
Samuel W. Bodman.........................................     Chairman of the Board and Chief Executive Officer, Cabot Corporation
                                                              (chemicals)
I. MacAllister Booth.....................................     Retired Chairman of the Board and Chief Executive Officer, Polaroid
                                                              Corporation (photographic products)
Wayne A. Budd............................................     Executive Vice President and General Counsel, John Hancock; formerly
                                                              Group President, Bell Atlantic - New England (telecommunications)
John M. Connors, Jr......................................     Chairman and Chief Executive Officer and Director, Hill, Holliday,
                                                              Connors, Cosmopoulos, Inc. (advertising).
John M. DeCiccio.........................................     Executive Vice President and Chief Investment Officer, John Hancock
Robert E. Fast...........................................     Senior Partner, Hale and Dorr (law firm)
Kathleen F. Feldstein....................................     President, Economic Studies, Inc. (economic consulting).
Nelson S. Gifford........................................     Principal, Fleetwing Capital Management (financial services)
Thomas P. Glynn..........................................     Chief Operating Officer, Partners HealthCare System (health care)
Michael C. Hawley........................................     Retired Chairman and Chief Executive Officer, The Gillette Company
                                                              (razors, etc.)
Edward H. Linde..........................................     President and Chief Executive Officer, Boston Properties, Inc. (real estate)
Judith A, McHale.........................................     President and Chief Operating Officer, Discovery Communications, Inc.
                                                              (multimedia communications)
R. Robert Popeo..........................................     Chairman, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo (law firm)
Richard F. Syron.........................................     Chairman of the Board, President and Chief Executive Officer, Thermo
                                                              Electron Corp. (scientific and industrial instruments)
Robert J. Tarr, Jr.......................................     Chairman, President and Chief Executive Officer, HomeRuns.com (online grocer)


Other Executive  Officers
-------------------------
Thomas E. Moloney........................................     Chief Financial Officer
Derek Chilvers...........................................     Executive Vice President; Chairman and Chief Executive Officer of John
                                                              Hancock International Holdings, Inc.
Kathleen M. Graveline....................................     Executive Vice President - Retail
Barry J. Rubenstein......................................     Vice President, Counsel and Secretary
Robert F. Walters........................................     Executive Vice President and Chief Information Officer

  The business address of all Directors and officers of John Hancock is John Hancock Place, Boston, Massachusetts 02117.

                        UNAUDITED FINANCIAL STATEMENTS

                                      FOR

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                              SECOND QUARTER 2001



                          [To be added by Amendment]

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
John Hancock Life Insurance Company

     We have audited the accompanying consolidated balance sheets of John Hancock Life Insurance Company as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedules listed in the Index at
Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Life Insurance Company at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                          /S/ ERNST & YOUNG LLP
Boston, Massachusetts
March 16, 2001

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS


                                                              December 31,
                                                         --------------------
                                                           2000        1999
                                                         ---------  ---------
                                                            (in millions)

ASSETS
Investments--Notes 3 and 4
Fixed maturities:
  Held-to-maturity--at amortized cost
  (fair value: 2000--$11,651.2; 1999--$13,438.7)......   $11,888.6   $13,790.2
  Available-for-sale--at fair value (cost:
  2000--$15,790.3; 1999--$17,150.9)...................    16,023.5    16,959.2
Equity securities:
  Available-for-sale--at fair value (cost:
  2000--$830.6; 1999--$1,086.2)                            1,094.9     1,230.2
  Trading securities--at fair value (cost:
  2000--$193.4; 1999--$53.8)                                 231.6        84.1
Mortgage loans on real estate.........................     8,968.9    10,733.0
Real estate...........................................       519.0       548.5
Policy loans..........................................       428.6     1,938.8
Short-term investments................................       151.9       166.9
Other invested assets.................................     1,353.0     1,311.1
                                                         ---------   ---------
  Total Investments...................................    40,660.0    46,762.0
Cash and cash equivalents.............................     2,841.2     1,797.7
Accrued investment income.............................       585.9       652.0
Premiums and accounts receivable......................       210.8       215.6
Deferred policy acquisition costs.....................     2,388.5     3,142.7
Reinsurance recoverable--Note 9.......................     2,829.0     2,246.0
Other assets..........................................     2,100.6     1,724.8
Closed block assets--Note 6...........................     9,710.0          --
Separate accounts assets..............................    26,454.8    28,047.6
                                                         ---------   ---------
  Total Assets........................................   $87,780.8   $84,588.4
                                                         =========   =========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                             December 31,
                                                          2000        1999
                                                        ---------  ----------
                                                            (in millions)

Liabilities and Shareholder's Equity
Liabilities
Future policy benefits...............................   $22,996.4   $31,106.2
Policyholders' funds.................................    15,722.9    15,562.3
Unearned revenue.....................................       671.3       490.2
Unpaid claims and claim expense reserves.............       253.7       358.9
Dividends payable to policyholders...................       130.8       472.8
Short-term debt--Note 7..............................       245.3       453.8
Long-term debt--Note 7...............................       534.0       536.9
Income taxes--Note 5.................................       428.8       161.8
Other liabilities....................................     2,600.7     2,551.2
Closed block liabilities--Note 6.....................    12,035.9          --
Separate accounts liabilities........................    26,454.8    28,047.6
                                                        ---------   ---------
  Total Liabilities..................................    82,074.6    79,741.7
Minority interest--Note 8............................       290.3        93.5
Commitments and contingencies--Note 11
Shareholder's Equity--Note 12........................
Common stock, $10,000 par value; 1,000 shares
 authorized and outstanding..........................        10.0          --
Additional paid in capital...........................     4,998.9          --
Retained earnings....................................       330.1     4,782.9
Accumulated other comprehensive income (loss) . . . .        76.9       (29.7)
                                                        ---------   ---------
  Total Shareholder's Equity.........................     5,415.9     4,753.2
                                                        ---------   ---------
  Total Liabilities and Shareholder's Equity.........   $87,780.8   $84,588.4
                                                        =========   =========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME


                                                  Year Ended December 31,
                                              ------------------------------
                                                2000       1999        1998
                                              ---------  ---------  --------
                                                      (in millions)
Revenues
Premiums...................................   $2,190.4   $2,411.3    $2,109.0
Universal life and investment-type product
 charges...................................      746.7      703.3       597.0
Net investment income--Note 3..............    3,251.0    3,568.5     3,328.0
Net realized investment gains, net of
 related amortization of deferred
 policy acquisition costs and amounts
 credited to participating pension
 contractholders ($6.0, $85.8 and $120.3,
 respectively)--Notes 1, 3, and 13.........       83.9      175.2       106.1
Investment management revenues, commissions
 and other fees............................      764.8      680.9       659.7
Other revenue (expense)....................      (13.9)       0.1        10.3
Contribution from the closed block--Note 6       124.1         --          --
                                              --------   --------    --------
  Total revenues...........................    7,147.0    7,539.3     6,810.1
Benefits and expenses
Benefits to policyholders, excluding amounts
 related to net realized
 investment gains credited to participating
 pension contractholders
 ($6.9, $35.3, $79.1, respectively)--Notes
 1, 3, and 13..............................    4,092.5    5,133.0     4,082.6
Other operating costs and expenses.........    1,507.7    1,384.4     1,357.8
Amortization of deferred policy acquisition
 costs, excluding amounts related to net
 realized investment gains (losses)
 (($0.9), $50.5 and $41.2,
 respectively)--Notes 1, 3 and 13..........      183.8      164.2       261.2
Dividends to policyholders.................      157.3      501.6       473.2
Demutualization expenses                          10.6       96.2        18.0
                                              --------   --------    --------
  Total benefits and expenses..............    5,951.9    7,279.4     6,192.8
                                              --------   --------    --------
Income before income taxes, minority
 interest and cumulative effect of
 accounting change.........................    1,195.1      259.9       617.3
Income taxes--Note 5.......................      344.4       97.9       174.1
                                              --------   --------    --------
Income before minority interest and
 cumulative
 effect of accounting change...............      850.7      162.0       443.2
Minority interest--Note 8..................      (10.6)      (1.6)       (1.1)
                                              --------   --------    --------
Income before cumulative effect of
 accounting change.........................      840.1      160.4       442.1
Cumulative effect of accounting change, net
 of tax--Note 1............................         --       (9.7)         --
                                              --------   --------    --------
Net income.................................   $  840.1   $  150.7    $  442.1
                                              ========   ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                           AND COMPREHENSIVE INCOME


                                                                                          Accumulated
                                                                 Additional                  Other           Total
                                                         Common   Paid In    Retained    Comprehensive    Shareholder's
                                                         Stock    Capital     Earnings   Income (Loss)       Equity
                                                         ------  ---------- ----------  --------------  ---------------
(in millions)
Balance at January 1, 1998.............................                      $4,190.1      $ 446.7         $4,636.8
Comprehensive income:
 Net income............................................                         442.1                         442.1
Other comprehensive income, net
 of tax:
 Net unrealized gains  (losses)........................                                     (148.6)          (148.6)
 Foreign currency translation
  adjustment...........................................                                       (6.0)            (6.0)
 Minimum pension liability.............................                                       (8.8)            (8.8)
                                                                                                           --------
Comprehensive income...................................                                                       278.7
                                                                            ---------      -------         --------
Balance at December 31, 1998...........................                       4,632.2        283.3          4,915.5
Comprehensive income:
 Net income............................................                         150.7                         150.7
Other comprehensive  income, net
 of tax:
 Net unrealized gains (losses).........................                                     (307.0)          (307.0)
 Foreign currency translation
  adjustment...........................................                                       16.9             16.9
 Minimum pension liability.............................                                      (22.9)           (22.9)
                                                                                                           --------
Comprehensive income...................................                                                      (162.3)
                                                                            ---------      -------         --------
Balance at December 31, 1999...........................                      $4,782.9      $ (29.7)        $4,753.2
                                                                            =========      =======         ========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
                 EQUITY AND COMPREHENSIVE INCOME--(CONTINUED)


                                                                                   Accumulated
                                                         Additional                   Other           Total
                                                 Common    Paid In    Retained    Comprehensive    Shareholder's
                                                  Stock    Capital    Earnings    Income (Loss)       Equity
                                                 ------  ----------  ----------  --------------  ----------------
(in millions)
Balance at December 31, 1999...................
                                                    --          --   $ 4,782.9      $(29.7)         $4,753.2
Demutualization transaction....................  $10.0    $4,956.4    (4,826.9)                        139.5
Comprehensive income:
 Net income before demutualization.............                           44.0                          44.0
 Net income after demutualization..............                          796.1                         796.1
                                                                     ---------                      --------
 Net income for the year.......................                          840.1                         840.1
Other comprehensive income,
  net of tax:
 Net unrealized gains (losses).................                                      122.0             122.0
 Foreign currency translation adjustment.......                                      (19.1)            (19.1)
 Minimum pension liability.....................                                        8.2               8.2
                                                                                    ------          --------
                                                                                                       951.2
Comprehensive income
Capital contributions from parent company......               42.5                                      42.5
Dividend paid to parent company................                         (466.0)                       (466.0)
Minority interest..............................                                       (4.5)             (4.5)
Balance at December 31, 2000...................  $10.0    $4,998.9   $   330.1      $ 76.9          $5,415.9
                                                 =====    ========   =========      ======          ========




The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                   Year Ended December 31,
                                                                             -----------------------------------
                                                                               2000         1999          1998
                                                                             ----------  -----------  -------------
                                                                                        (in millions)
Cash flows from operating activities:
 Net income..........................................................        $   840.1   $    150.7    $    442.1
  Adjustments to reconcile net income to net cash provided by operating activities:
  Amortization of discount--fixed maturities.........................           (121.8)       (77.9)        (55.6)
  Realized investment gains, net.....................................            (83.9)      (175.2)       (106.1)
  Change in deferred policy acquisition costs........................           (334.0)      (281.3)       (173.8)
  Depreciation and amortization......................................             98.6         74.3          90.2
  Net cash flows from trading securities.............................           (147.5)       (16.2)          4.2
  (Increase) decrease in accrued investment income...................            (70.0)      (116.3)         21.9
  Decrease in premiums and accounts receivable.......................              0.8         11.8         131.3
  Increase in other assets and other liabilities, net................           (546.4)      (218.7)       (427.4)
  Increase in policy liabilities and accruals, net...................          1,776.9      2,253.6       1,347.4
  Loss on sale of subsidiaries.......................................               --         21.3            --
  Increase (decrease) in income taxes................................            434.6         (4.2)         16.6
  Initial cash transferred to the closed block.......................           (158.6)          --            --
  Contribution from the closed block.................................           (124.1)          --            --
                                                                             ---------   ----------    ----------
Net cash provided by operating activities.............................         1,564.7      1,621.9       1,290.8
Cash flows from investing activities:
  Sales of:
  Fixed maturities held-to-maturity...................................              --         28.7           8.5
  Fixed maturities available-for-sale.................................         4,896.8      9,824.0      21,079.2
  Equity securities available-for-sale................................           742.9        182.7         249.2
  Real estate.........................................................            66.4      1,286.3         640.3
  Short-term investments and other invested assets....................           101.9        764.4         926.3
Maturities, prepayments and scheduled redemptions of:
  Fixed maturities held-to-maturity...................................         1,553.9      1,777.1       2,166.9
  Fixed maturities available-for-sale.................................         1,394.2      1,880.3       2,162.3
  Short-term investments and other invested assets ...................           459.9        311.8          79.4
  Mortgage loans on real estate.......................................         1,429.9      1,509.0       1,849.8
Purchases of:
  Fixed maturities held-to-maturity...................................        (1,860.8)    (2,715.1)     (2,428.5)
  Fixed maturities available-for-sale.................................        (7,553.0)   (12,660.6)    (24,118.7)
  Equity securities available-for-sale................................          (511.6)      (384.1)       (384.5)
  Real estate.........................................................           (46.0)      (197.2)       (152.0)
  Short-term investments and other invested assets....................          (818.5)      (715.4)     (1,103.0)
  Mortgage loans on real estate issued................................        (1,605.8)    (2,410.7)     (2,265.3)
 Cash received related to acquisition of business.....................           141.3           --            --
  Net cash received (paid) related to sale of subsidiaries
                                                                                 267.2       (206.5)           --
  Net cash paid for acquisition of subsidiary.........................              --       (200.4)           --
 Other, net...........................................................            22.8         (7.9)        (13.0)
                                                                             ---------   ----------    ----------
 Net cash used in investing activities................................        (1,318.5)    (1,933.6)     (1,303.1)
                                                                             =========   ==========    ==========



The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                   Year Ended December 31,
                                             ---------------------------------
                                               2000        1999         1998
                                             ----------  ----------  ---------
                                                        (in millions)
Cash flows from financing activities:
 Issuance of common stock..................  $    10.0          --           --
 Contribution from Parent..................    1,552.0
 Payments to eligible policyholders under
 Plan of Reorganization....................   (1,076.7)         --           --
 Dividend paid to parent company...........     (466.0)         --           --
 Proceeds from issuance of preferred
 stock.....................................         --   $    68.2           --
 Universal life and investment--type
 contract deposits.........................    8,148.3     8,365.9    $ 8,214.8
 Universal life and investment-type
 contract maturities and withdrawals.......   (7,158.8)   (8,144.0)    (7,204.1)
 Issuance of long-term debt................       20.0         6.0         77.0
 Repayment of long-term debt...............      (73.2)      (15.5)      (298.1)
 Net (decrease) increase in commercial
 paper.....................................     (158.3)      (30.5)        60.4
                                             ---------   ---------    ---------
  Net cash provided by financing
   activities..............................      797.3       250.1        850.0
                                             ---------   ---------    ---------
  Net increase (decrease) in cash and
   cash equivalents........................    1,043.5       (61.6)       837.7
Cash and cash equivalents at beginning of
 year......................................    1,797.7     1,859.3      1,021.6
                                             ---------   ---------    ---------
Cash and cash equivalents at end of year...  $ 2,841.2   $ 1,797.7    $ 1,859.3
                                             =========   =========    =========

The accompanying notes are an integral part of these consolidated financial statement.

                      JOHN HANCOCK LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies

  John Hancock Life Insurance Company (the Company), formerly known as John Hancock Mutual Life Insurance Company (the Mutual Company) and Subsidiaries, is a diversified financial services organization that provides a broad range of insurance and investment products and investment management and advisory services.

 Reorganization and Initial Public Offering

  In connection with the Mutual Company's Plan of Reorganization (the Plan), effective February 1, 2000, the Mutual Company converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly-owned subsidiary of John Hancock Financial Services, Inc. (JHFS or the parent company), which is a holding company. All policyholder membership interests in the Mutual Company were extinguished on that date and eligible policyholders of the Mutual Company received, in the aggregate, 212.8 million shares of common stock, $1,438.7 million of cash and $43.7 million policy credits as compensation. In addition, the Company established a closed block, to fund the guaranteed benefits and dividends of certain participating insurance policies. In connection with the Plan, the Mutual Company changed its name to John Hancock Life Insurance Company.

  In addition, on February 1, 2000, JHFS completed its initial public offering
(IPO) in which 102.0 million shares of common stock were issued at a price of $17.00 per share. Net proceeds from the IPO were $1,657.7 million, of which $105.7 million was retained by JHFS and $1,552.0 million was contributed to the Company.

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its majority-owned and controlled subsidiaries. Less than majority-owned entities in which the Company has at least a 20% interest are accounted for using the equity method. All significant intercompany transactions and balances have been eliminated.

  As of October 1, 2000, the Company sold 100% of the common stock of John Hancock Reassurance Company Ltd. (JHReCO), a Bermuda based subsidiary, to JHFS for cash of $44.9 million. The sale has been accounted for as a de-pooling of interests, and accordingly all prior period consolidated financial statements have been restated to exclude the results of operations, financial position, and cash flows of JHReCO from the Company's financial statements. No gain or loss was recognized on the transaction.

  The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Investments

  In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Fixed maturity investments include bonds, mortgage-backed securities, and redeemable preferred stock and are classified as held-to-maturity or available-for-sale. Bonds and mortgage-backed securities which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Fixed maturity investments not classified as held-to-maturity are classified as available-for-sale and are carried at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in shareholder's equity, net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and applicable taxes. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. The amortized cost of fixed maturity investments is adjusted for impairments in value deemed to be other than temporary.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date, and anticipated future payments and any resulting adjustment is included in net investment income.

  Equity securities include common stock and non-redeemable preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities which the Company has classified as available-for-sale, unrealized gains and losses are reflected in shareholder's equity as described above. Impairments in value deemed to be other than temporary are reported as a component of realized investment gains (losses). Gains and losses, both realized and unrealized, on equity securities classified as trading are included in net investment income.

  Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premium or discount, less allowance for probable losses. When it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, the loan is deemed to be impaired and a valuation allowance for probable losses is established. The valuation allowance is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or on the collateral value of the loan if the loan is collateral dependent. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of realized investment gains (losses). Interest received on impaired mortgage loans on real estate is included in interest income in the period received. If foreclosure becomes probable, the measurement method used is collateral value. Foreclosed real estate is then recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

  Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of realized investment gains (losses).

  Real estate to be disposed of is carried at the lower of cost or fair value less costs to sell. Any change to the valuation allowance for real estate to be disposed of is reported as a component of realized investment gains (losses). The Company does not depreciate real estate to be disposed of. During 1998, the Company made a strategic decision to sell the majority of its commercial real estate portfolio. Properties with a carrying value of $43.7 million, $979.7 million and $512.0 million were sold in 2000, 1999 and 1998, respectively. As of December 31, 2000, the plan to divest the Company of the majority of its commercial real estate portfolio is substantially complete.

  Policy loans are carried at unpaid principal balances which approximate fair value.

  Short-term investments are carried at amortized cost.

  Partnership and joint venture interests in which the Company does not have control or a majority ownership interest are recorded using the equity method of accounting and included in other invested assets.

  Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are determined on the basis of specific identification and are reported net of related amortization of deferred policy acquisition costs and amounts credited to participating pension contractholder accounts.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 Derivative Financial Instruments

  The Company uses futures contracts, interest rate swap, cap and floor agreements, swaptions and currency rate swap agreements for other than trading purposes to hedge and manage its exposure to changes in interest rate levels, and foreign exchange rate fluctuations, and to manage duration mismatch of assets and liabilities. The Company also uses equity collar agreements to reduce its exposure to market fluctuations in certain equity securities.

  The Company uses futures contracts principally to hedge risks associated with interest rate fluctuations on sales of guaranteed investment contracts and funding agreements. Futures contracts represent commitments to either purchase or sell securities at a specified future date and at a specified price or yield.

  The Company uses interest rate swap, cap and floor agreements and swaptions for the purpose of converting the interest rate characteristics (fixed or variable) of certain investments to more closely match its liabilities. Interest rate swap agreements are contracts with a counterparty to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. Interest rate cap and floor agreements are contracts with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap or floor interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising and falling interest rates. Swaptions entitle the Company to receive settlement payments from other parties on specified expiration dates, contingent on future interest rates. The amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount.

  Currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates.

  The Company invests in common stock that is subject to fluctuations from market value changes in stock prices. The Company sometimes seeks to reduce its market exposure to such holdings by entering into equity collar agreements. A collar consists of a call option that limits the Company's potential for gain from appreciation in the stock price as well as a put option that limits the Company's potential for loss from a decline in the stock price.

  Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures contracts that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability.

  The net differential to be paid or received on interest rate swap agreements and currency rate swap agreements is accrued and recognized as a component of net investment income. The related amounts due to or from counterparties are included in accrued investment income receivable or payable.

  Premiums paid for interest rate cap and floor agreements and swaptions are deferred and amortized to net investment income on a straight-line basis over the term of the agreements. The unamortized premium is included in other assets. Amounts earned on interest rate cap and floor agreements and swaptions are recorded as an adjustment to net investment income. Settlements received on swaptions are deferred and amortized over the life of the hedged assets as an adjustment to yield.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Interest rate swap, cap and floor agreements, swaptions and currency rate swap agreements which hedge instruments designated as available-for-sale are adjusted to fair value with the resulting unrealized gains and losses, net of related taxes, included in shareholder's equity. The net unrealized gain (losses) on derivatives hedging available-for-sale instruments included in shareholder's equity was ($181.2) million, $86.1 million, and ($128.1) million, at December 31, 2000, 1999 and 1998, respectively. The change in net unrealized gain (losses) for derivatives recorded as part of other comprehensive income for the years ended December 31, 2000, 1999 and 1998 was ($267.3) million, $214.2 million, and ($68.4) million, respectively. The fair value of those derivatives used to hedge items other than available-for-sale instruments is not recognized in the financial statements.

  Equity collar agreements are carried at fair value and are included in other invested assets, with the resulting unrealized gains and losses included in realized investment gains (losses).

  Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest or price risk, designates these financial instruments as hedges and assesses whether the instruments reduce the hedged risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period.

  From time to time, futures contracts, interest rate swaps, cap and floor agreements, swaptions and currency rate swap agreements are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Realized and unrealized changes in fair value of derivatives designated with items that no longer exist or are no longer probable of occurring are recorded as a component of the gain or loss arising from the disposition of the designated item or included in income when it is determined that the item is no longer probable of occurring. Changes in the fair value of derivatives no longer effective as hedges are recognized in income from the date the derivative becomes ineffective until their expiration.

 Revenue Recognition

  Premiums from participating and non-participating traditional life insurance and annuity policies with life contingencies are recognized as income when due.

  Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges.

  Premiums for contracts with a single premium or a limited number of premium payments, due over a significantly shorter period than the total period over which benefits are provided, are recorded in income when due. The portion of such premium that is not required to provide for all benefits and expenses is deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

  Premiums from long-term care insurance contracts are recognized as income when due. Premiums from group life and health insurance contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

  Property and casualty insurance premiums are recognized as earned over the terms of the contracts.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Investment advisory, transfer agent, distribution and service fees are recognized as revenues when services are performed. Commissions related to security transactions and related expenses are recognized as income on the trade date. Contingent deferred selling charge commissions are recognized as income in the year received. Selling commissions paid to the selling broker/dealer for sales of mutual funds that do not have a front-end sales charge are deferred and amortized on a straight-line basis over periods not exceeding six years. This is the approximate period of time expected to be benefited and during which fees earned pursuant to Rule 12b-1 distribution plans are received from the funds and contingent deferred sales charges are received from shareholders of the funds.

 Future Policy Benefits and Policyholders' Funds

  Future policy benefits for participating traditional life insurance policies are based on the net level premium method. This net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates, which range from 2.5% to 8.0%. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the contract.

  For non-participating traditional life insurance policies, future policy benefits are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency, interest and expenses established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.5% to 8.0% for life insurance liabilities, from 2.0% to 14.2% for individual annuity liabilities and from 2.0% to 12.6% for group annuity liabilities.

  Policyholders' funds for universal life and investment-type products, including guaranteed investment contracts and funding agreements, are equal to the policyholder account values before surrender charges. As of December 31, 2000, the Company had approximately $6.3 billion of funding agreements, none of which contains early termination provisions. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances. Interest crediting rates range from 3.0% to 9.0% for universal life products and from 4.6% to 16.0% for investment-type products.

  Future policy benefits for long-term care insurance policies are based on the net level premium method. Assumptions established at policy issue as to mortality, morbidity, persistency, interest and expenses, which include a margin for adverse deviation, are based on estimates developed by management. Interest rates used in establishing such liabilities range from 6.0% to 8.5%.

  Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported individual and group life, long-term care, and group accident and health insurance claims and estimates of incurred but not reported claims based on historical claims development patterns.

  Estimates of future policy benefit reserves, claim reserves and expenses are reviewed continually and adjusted as necessary; such adjustments are reflected in current earnings. Although considerable variability is inherent in such estimates, management believes that future policy benefit reserves and unpaid claims and claims expense reserves are adequate.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Property and casualty reserves include loss reserve estimates based on claims reported and unreported and estimates of future expenses to be incurred in settlement of the claims provided for in the loss reserves estimates. These liabilities include estimates of future trends in claim severity and frequency and other factors that could vary as the losses are ultimately settled. During 1999, the Company sold the rest of its property and casualty business.

 Participating Insurance

  Participating business represents approximately 86.3%, 88.1%, and 87.7% of the Company's life insurance in force, 97.9%, 98.3%, and 98.4% of the number of life insurance policies in force, and 99.6%, 97.4%, and 97.3% of life insurance premiums in 2000, 1999 and 1998, respectively.

  The portion of earnings allocated to participating pension contractholders that cannot be expected to inure to the Company is excluded from net income and shareholder's equity.

  The amount of policyholders' dividends to be paid is approved annually by the Company's Board of Directors. The determination of the amount of policyholder dividends is complex and varies by policy type. In general, the aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity, persistency and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company. For policies included in the closed block, expense experience is not included in determining policyholders' dividends.

 Deferred Policy Acquisition Costs

  Costs that vary with, and are related primarily to, the production of new business have been deferred to the extent that they are deemed recoverable. Such costs include commissions, certain costs of policy issue and underwriting, and certain agency expenses. For participating traditional life insurance policies, such costs are being amortized over the life of the contracts at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the contracts. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. For universal life insurance contracts and investment-type products, such costs are being amortized generally in proportion to the present value of expected gross profits arising principally from surrender charges and investment results, and mortality and expense margins. The effects on the amortization of deferred policy acquisition costs of revisions to estimated gross margins and profits are reflected in earnings in the period such estimated gross margins and profits are revised. For non-participating term life and long-term care insurance products, such costs are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Amortization expense was $182.9 million, $214.7 million, and $302.4 million in 2000, 1999 and 1998, respectively.

  Amortization of deferred policy acquisition costs is allocated to: (1) realized investment gains and losses for those products that realized gains and losses have a direct impact on the amortization of deferred policy acquisition costs; (2) unrealized investment gains and losses, net of tax, to provide for the effect on the deferred policy acquisition cost asset that would result from the realization of unrealized gains and losses on assets backing participating traditional life insurance and universal life and investment-type contracts; and
(3) a separate component of benefits and expenses to reflect amortization related to the gross margins or profits, excluding realized gains and losses, relating to policies and contracts in force.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Realized investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs as such gains and losses affect the amount and timing of profit emergence. Accordingly, to the extent that such amortization results from realized gains and losses, management believes that presenting realized investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

Cash and Cash Equivalents

  Cash and cash equivalents include cash and all highly liquid debt investments with a maturity of three months or less when purchased.

 Goodwill and Value of Business Acquired

  The excess of cost over the fair value of the net assets of businesses acquired was $228.6 million and $155.3 million at December 31, 2000 and 1999, respectively, and is included in other assets in the consolidated balance sheets. Goodwill is amortized on systematic bases over periods not exceeding 40 years, which correspond with the benefits estimated to be derived from the acquisitions. Accumulated amortization was $63.6 million and $43.3 million at December 31, 2000 and 1999, respectively. Amortization expense included in other operating costs and expenses was $20.3 million, $9.7 million, and $9.1 million, in 2000, 1999 and 1998, respectively. The Company reevaluates the recoverability of recorded goodwill based on the undiscounted cash flows of the related business whenever significant events or changes indicate an impairment may exist. If the undiscounted cash flows do not support the amount recorded, an impairment is recognized by a charge to current operations to reduce the carrying value of the goodwill based on the expected discounted cash flows of the related business.

  The Company records an asset representing the present value of future profits of insurance policies inforce related to the businesses acquired. This asset is recorded as the value of business acquired (VOBA) and amounted to $340.0 million and $112.4 million at December 31, 2000 and 1999, respectively, and is included in other assets in the consolidated financial statements. VOBA is amortized in proportion to the present value of expected gross profits. Amortization expense included in other operating costs and expenses was $4.9 million, $1.3 million and $1.7 million in 2000, 1999 and 1998 respectively.

  On October 1, 1999, The Maritime Life Assurance Company (Maritime), an indirect majority owned subsidiary of the Company, completed its purchase of Aetna Canada Holdings Limited (Aetna Canada) for approximately $296 million. On March 1, 2000, the Company acquired the individual long-term care insurance business of Fortis, Inc. (Fortis) through a coinsurance agreement for approximately $165 million. The acquisitions were recorded under the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the applicable date of acquisition. Each purchase price was allocated to the assets acquired and the liabilities assumed based on estimated fair values, with the excess of the applicable purchase price over the estimated fair values recorded as goodwill. The goodwill calculation related to the Fortis acquisition is preliminary and further refinements might be necessary and are expected to be finalized in 2001. The unaudited pro forma revenues and net income, assuming that the acquisition of Aetna Canada had occurred at the beginning of 1999, were $7,899.2 million and $158.4 million, respectively, for the year ended December 31, 1999. The pro forma results, assuming the acquisition of Fortis had taken place as of the beginning of 2000 and 1999, respectively, would not be materially different from the reported results.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Separate Accounts

  Separate accounts assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the contractholders. Investment income and investment gains and losses generally accrue directly to such contractholders who bear the investment risk, subject in some cases to minimum guaranteed rates. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, net investment income and realized investment gains and losses of separate accounts are not included in the revenues of the Company. Fees charged to contractholders, principally mortality, policy administration and surrender charges, are included in universal life and investment-type product charges.

 Reinsurance

  The Company utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

  Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying statements of income reflect premiums, benefits and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

 Federal Income Taxes

  The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. Foreign subsidiaries and U.S. subsidiaries operating outside of the United States are taxed under applicable foreign statutory rates.

 Foreign Currency Translation

  The assets and liabilities of operations in foreign currencies are translated into United States dollars at current exchange rates. Revenues and expenses are translated at average rates during the year. The resulting net translation adjustments for each year are accumulated and included in shareholder's equity. Gains or losses on foreign currency transactions are reflected in earnings.

 Severance

  In 1999, the Company initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating portions of its operations. The plan consists primarily of reducing staff in the home office and terminating certain operations outside the home office.

  In connection with the restructuring plan, approximately 391 employees have been or will be terminated. These employees are or have been associated with operations in our Boston office and outside the home office. As of December 31, 2000, the liability for employee termination costs included in other liabilities was $20.6 million. Employee termination costs, included in other operating costs and expenses, were $18.8 million and $26.3 million for the years ended December 31, 2000 and 1999, respectively. Of the total number of employees affected, approximately 364 have been terminated, having received benefit payments of approximately $24.5 million.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 Accounting Changes

  In December 2000, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts." The SOP, which was adopted with respect to accounting for demutualization expenses by the Company on December 15, 2000, requires that demutualization related expenses be classified as a single line item within income from continuing operations and should not be classified as an extraordinary item. The adoption of SOP 00-3 resulted in the reclassification of demutualization expenses previously recorded as an extraordinary item in 1999 and 1998 of $93.6 million and $11.7 million, respectively (net of tax of $2.6 million and $6.3 million, respectively). The remaining provisions of this SOP, which will require (1) the inclusion of all closed block activity together with all other assets, liabilities, revenues and expenses and (2) recognition of a policyholder dividend obligation that represents cumulative actual closed block earnings in excess of expected periodic amounts calculated at the date of the demutualization, are effective no later than December 31, 2001. See Note 6 for a summary description of the closed block assets, liabilities, revenues and expenses, which do not include the policyholder dividend obligation that will be required in 2001. The Company currently is evaluating the effect that establishing the policyholder dividend obligation will have on its results of operations and financial position. That impact is not known at this time.

  In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities." The SOP, which was adopted by the Company on January 1, 1999, requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 resulted in a charge to operations of $9.7 million (net of tax of $5.9 million) and was accounted for as a cumulative effect of an accounting change.

  In March 1998, the Accounting Standards Executive Committee of the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining whether computer software is for internal use and when costs incurred for internal use software are to be capitalized. SOP 98-1 was adopted by the Company on January 1, 1999. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements.

  SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk under a method referred to as deposit accounting. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. SOP 98-7 did not have a material impact on the Company's consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1--Summary of Significant Accounting Policies (continued)

 Recent Accounting Pronouncements

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133." This Statement amends SFAS No. 133 to defer its effective date for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS No. 133." This Statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings and will be included in net realized and other investment gains. As a result, such amounts will not be included in the determination of the Company's segment after tax operating income.

  The adoption of SFAS No. 133, as amended, will result in an increase in other comprehensive income of $58.8 million (net of tax of $31.7 million) as of January 1, 2001 that will be accounted for as the cumulative effect of an accounting change. In addition, the adoption of SFAS No. 133, as amended, will result in a charge to operations of $26.2 million (net of tax of $14.1 million) as of January 1, 2001, that will be accounted for as the cumulative effect of an accounting change. The Company believes that its current risk management philosophy will remain largely unchanged after adoption of the Statement.

  SFAS No. 133, as amended, precludes the designation of held-to-maturity fixed maturity investment securities as hedged items in hedging relationships where the hedged risk is interest rate risk. As a result, in connection with the adoption of the Statement and consistent with the provisions of the Statement, on January 1, 2001, the Company will reclassify approximately $12.1 billion of its held-to-maturity fixed maturity investment portfolio to the available-for-sale category. This will result in an additional increase in other comprehensive income of $178.6 million (net of tax of $96.2 million) as of January 1, 2001.

  In September 2000, the FASB issued SFAS No 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial components approach that focuses on control. Under that approach, after a transfer of financial assets, the Company recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies (continued)

  In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 clarifies the SEC staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the SEC issued an amendment, SAB 101A, which deferred the effective date of SAB 101. In June 2000, the SEC issued a second amendment, SAB 101B, which deferred the effective date of SAB 101 to no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material impact on the Company's results of operation or financial position.

 Codification

  In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company and its domestic life insurance subsidiaries will use to prepare their statutory-basis financial statements. The states of domicile of the Company and its domestic life insurance subsidiaries have adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification will be reported as an adjustment to surplus as of January 1, 2001. Management believes that, although the implementation of Codification will have a negative impact on the Company and its domestic life insurance subsidiaries' statutory-basis capital and surplus, the Company and its domestic subsidiaries will remain in compliance with all regulatory and contractual obligations.

Note 2 -- Transactions with Parent

  The Company provides JHFS with personnel, property and facilities in carrying out certain of its corporate functions. The Company annually determines a fee for these services and facilities based on a number of criteria. The amount of the service fee charged to JHFS was $19.8 million in 2000.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Investments

  The following information summarizes the components of net investment income and realized investment gains, net:


                                                 Year Ended December 31,
                                              ------------------------------
                                                2000       1999        1998
                                              ---------  ---------  -----------
                                                      (in millions)

Net Investment Income
 Fixed maturities .........................   $2,281.6   $2,495.5    $2,207.5
 Equity securities.........................       50.3       62.6        18.7
 Mortgage loans on real estate.............      742.1      831.7       781.2
 Real estate...............................       97.1      158.4       415.7
 Policy loans.............................        24.5      109.8       111.9
 Short-term investments....................      146.1       92.3        45.3
 Other.....................................      183.0      165.3       181.3
                                              --------   --------    --------
 Gross investment income...................    3,524.7    3,915.6     3,761.6
  Less investment expenses.................      273.7      347.1       433.6
                                              --------   --------    --------
  Net investment income....................   $3,251.0   $3,568.5    $3,328.0
                                              ========   ========    ========
Net Realized Investment Gains (Losses), Net
 of Related Amortization of Deferred Policy
 Acquisition Costs and Amounts Credited to
 Participating Pension Contractholders
 Fixed maturities..........................   $ (128.6)  $  (34.5)   $  110.3
 Equity securities.........................      204.7      113.5       115.2
 Mortgage loans on real estate and real
  estate...................................      (13.1)     143.5       (15.6)
 Derivatives and other invested assets.....       26.9       38.5        16.5
 Amortization adjustment for deferred policy
  acquisition costs........................        0.9      (50.5)      (41.2)
 Amounts credited to participating pension
  contractholders..........................       (6.9)     (35.3)      (79.1)
                                              --------   --------    --------
 Net realized investment gains, net of
  related amortization of deferred
  policy acquisition costs and amounts
  credited to participating
  pension contractholders..................   $   83.9   $  175.2    $  106.1
                                              ========   ========    ========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  Gross gains of $308.7 million in 2000, $192.3 million in 1999, and $267.8 million in 1998, and gross losses of $123.6 million in 2000, $176.8 million in 1999, and $92.9 million in 1998, were realized on the sale of available-for-sale securities.

  The Company's investments in held-to-maturity securities and available-for-sale securities are summarized below:


                                              Gross       Gross
                                 Amortized  Unrealized  Unrealized     Fair
                                   Cost       Gains       Losses       Value
                                 ---------  ----------  ----------  -----------
                                                (in millions)

December 31, 2000
Held-to-Maturity:
Corporate securities..........   $10,691.1   $  459.2     $665.7     $10,484.6
Mortgage-backed securities....     1,104.2       10.3       48.2       1,066.3
Obligations of states and
 political subdivisions.......        87.7        3.0        0.7          90.0
Debt securities issued by
 foreign governments..........         5.6        4.7         --          10.3
                                 ---------   --------     ------     ---------
 Total........................   $11,888.6   $  477.2     $714.6     $11,651.2
                                 =========   ========     ======     =========
Available-for-Sale:
Corporate securities..........   $10,793.5   $  485.5     $415.6     $10,863.4
Mortgage-backed securities....     3,430.4       82.2       25.2       3,487.4
Obligations of states and
 political subdivisions.......        24.8        1.7         --          26.5
Debt securities issued by
 foreign governments..........     1,354.1      112.3       12.7       1,453.7
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies....       187.5        5.3        0.3         192.5
                                 ---------   --------     ------     ---------
 Total fixed maturities.......    15,790.3      687.0      453.8      16,023.5
Equity securities.............       830.6      360.0       95.7       1,094.9
                                 ---------   --------     ------     ---------
 Total.......................    $16,620.9   $1,047.0     $549.5     $17,118.4
                                 =========   ========     ======     =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                              Gross       Gross
                                 Amortized  Unrealized  Unrealized     Fair
                                   Cost       Gains       Losses       Value
                                 ---------  ----------  ----------  -----------
                                                (in millions)

December 31, 1999
Held-To-Maturity:
Corporate securities..........   $12,523.0    $390.3      $680.3     $12,233.0
Mortgage-backed securities....     1,188.4       5.0        68.5       1,124.9
Obligations of states and
 political subdivisions.......        59.7       1.8         4.4          57.1
Debt securities issued by
 foreign governments..........         5.0       5.0          --          10.0
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies....        14.1        --         0.4          13.7
                                 ---------    ------      ------     ---------
 Total........................   $13,790.2    $402.1      $753.6     $13,438.7
                                 =========    ======      ======     =========
Available-for-Sale:
Corporate securities .........   $11,103.0    $304.0      $431.1     $10,975.9
Mortgage-backed securities....     4,168.5      18.6       109.9       4,077.2
Obligations of states and
 political subdivisions.......        68.9       5.0          --          73.9
Debt securities issued by
 foreign governments..........     1,519.2      79.0        49.1       1,549.1
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies....       291.3       1.6         9.8         283.1
                                 ---------    ------      ------     ---------
 Total fixed maturities.......    17,150.9     408.2       599.9      16,959.2
Equity securities.............     1,086.2     305.9       161.9       1,230.2
                                 ---------    ------      ------     ---------
 Total........................   $18,237.1    $714.1      $761.8     $18,189.4
                                 =========    ======      ======     =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below:

                                                         Amortized     Fair
                                                           Cost        Value
                                                         ---------  -----------
                                                            (in millions)
Held-to-Maturity:
Due in one year or less  . . . . . . . . . . . . . . .   $   901.6   $   919.4
Due after one year through five years  . . . . . . . .     3,332.4     3,396.6
Due after five years through ten years . . . . . . . .     3,080.9     3,144.0
Due after ten years  . . . . . . . . . . . . . . . . .     3,469.5     3,124.9
                                                         ---------   ---------
                                                          10,784.4    10,584.9
Mortgage-backed securities . . . . . . . . . . . . . .     1,104.2     1,066.3
                                                         ---------   ---------
 Total . . . . . . . . . . . . . . . . . . . . . . . .   $11,888.6   $11,651.2
                                                         =========   =========
Available-for-Sale:
Due in one year or less  . . . . . . . . . . . . . . .   $   567.0   $   575.6
Due after one year through five years  . . . . . . . .     3,363.0     3,356.3
Due after five years through ten years . . . . . . . .     3,798.5     3,758.2
Due after ten years  . . . . . . . . . . . . . . . . .     4,631.4     4,846.0
                                                         ---------   ---------
                                                          12,359.9    12,536.1
Mortgage-backed securities . . . . . . . . . . . . . .     3,430.4     3,487.4
                                                         ---------   ---------
 Total . . . . . . . . . . . . . . . . . . . . . . . .   $15,790.3   $16,023.5
                                                         =========   =========

  Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

  The sale of fixed maturities held-to-maturity relate to certain securities, with amortized cost of $24.3 million and $8.5 million for the years ended December 31, 1999 and 1998, respectively, which were sold due to a significant decline in the issuers' credit quality or as part of the sale of our property and casualty operations in 1999. The related net realized gains on the sales were $0.9 million in 1999. There were no such gains in 1998.

  The change in net unrealized gains (losses) on trading securities that has been included in earnings during 2000, 1999 and 1998 amounted to $7.9 million, $15.4 million, and ($6.6) million, respectively.

  The Company participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 2000 and 1999, $87.1 million and $278.1 million, respectively, of the Company's bonds and stocks, at market value, were on loan to various brokers/dealers, but were fully collateralized by cash and U.S. government securities in an account held in trust for the Company. The market value of the loaned securities is monitored on a daily basis, and the Company obtains additional collateral when deemed appropriate.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Investments (continued)

  For 2000, 1999 and 1998, investment results passed through to participating pension contractholders as interest credited to policyholders' account balances amounted to $162.3 million, $170.8 million, and $178.1 million, respectively.

  Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses that exist at the balance sheet date. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

  Changes in the allowance for probable losses on mortgage loans on real estate and real estate to be disposed of are summarized below. Included in deductions in 2000 are $13.5 million of allowances for probable losses on mortgage loans transferred to the closed block.

                                Balance at                          Balance at
                                Beginning                             End of
                                 of Year    Additions  Deductions      Year
                                ----------  ---------  ----------  ------------
                                                (In Millions)
Year ended December 31, 2000
 Mortgage loans on real estate    $110.4     $  5.4      $ 45.8       $ 70.0
 Real estate to be disposed of      58.1       17.1        31.7         43.5
                                  ------     ------      ------       ------
 Total  . . . . . . . . . . .     $168.5     $ 22.5      $ 77.5       $113.5
                                  ======     ======      ======       ======
Year ended December 31, 1999
 Mortgage loans on real estate    $111.0     $ 39.3      $ 39.9       $110.4
 Real estate to be disposed of     112.0       22.5        76.4         58.1
                                  ------     ------      ------       ------
 Total  . . . . . . . . . . .     $223.0     $ 61.8      $116.3       $168.5
                                  ======     ======      ======       ======
Year ended December 31, 1998
 Mortgage loans on real estate    $127.3     $ 15.9      $ 32.2       $111.0
 Real estate to be disposed of      25.5       97.0        10.5        112.0
                                  ------     ------      ------       ------
 Total  . . . . . . . . . . .     $152.8     $112.9      $ 42.7       $223.0
                                  ======     ======      ======       ======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Investments (continued)

  At December 31, 2000 and 1999, the total recorded investment in mortgage loans that are considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," along with the related provision for losses were as follows:

                                                              December 31,
                                                             ---------------
                                                              2000      1999
                                                             -------  ---------
                                                              (in millions)
Impaired mortgage loans on real estate with provision for
 losses...................................................   $ 57.6    $147.1
Provision for losses......................................    (16.8)    (43.2)
                                                             ------    ------
Net impaired mortgage loans on real estate................   $ 40.8    $103.9
                                                             ======    ======

  The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:

                                                             Year Ended
                                                            December 31,
                                                       ----------------------
                                                        2000    1999     1998
                                                       ------  ------  --------
                                                           (in millions)

Average recorded investment in impaired loans.......   $102.4  $137.9   $210.8
Interest income recognized on impaired loans........      2.9     4.9      2.7

  The payment terms of mortgage loans on real estate may be restructured or modified from time to time. Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

  Restructured commercial mortgage loans aggregated $68.3 million and $133.1 million as of December 31, 2000 and 1999, respectively. The expected gross interest income that would have been recorded had the loans been current in accordance with the original loan agreements and the actual interest income recorded were as follows:

                                                               Year Ended
                                                              December 31,
                                                           ------------------
                                                           2000  1999    1998
                                                           ----  -----  -------
                                                             (in millions)

Expected................................................   $5.8  $12.0   $23.7
Actual..................................................    5.2    7.9    12.6

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  At December 31, 2000, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:


                          Carrying     Geographic                  Carrying
Property Type              Amount      Concentration                Amount
-------------           -------------  -------------            ---------------
                        (in millions)                            (in millions)

Apartments...........     $2,082.4     East North Central....      $  907.8
Hotels...............        351.6     East South Central....         475.0
Industrial...........        784.3     Middle Atlantic.......       1,115.8
Office buildings.....      1,990.2     Mountain..............         312.6
Retail...............      1,284.3     New England...........         682.5
1-4 Family...........         71.8     Pacific...............       1,573.9
Mixed Use............        234.9     South Atlantic........       1,678.9
Agricultural.........      2,104.2     West North Central....         296.1
Other................        135.2     West South Central....         659.9
                                       Canada/Other..........       1,336.4
Allowance for losses         (70.0)    Allowance for losses..         (70.0)
                          --------                                 --------
 Total...............     $8,968.9      Total................      $8,968.9
                          ========                                 ========

  Mortgage loans with outstanding principal balances of $27.8 million, bonds with amortized cost of $117.1 million and real estate with a carrying value of $1.1 million were non-income producing for the year ended December 31, 2000.

  Depreciation expense on investment real estate was $9.5 million, $8.1 million, and $41.7 million in 2000, 1999, and 1998, respectively. Accumulated depreciation was $66.2 million and $60.5 million at December 31, 2000 and 1999, respectively.

  Investments in unconsolidated joint ventures and partnerships accounted for by using the equity method of accounting totaled $183.6 million and $201.7 million at December 31, 2000 and 1999, respectively. Total combined assets of these joint ventures and partnerships were $1,235.0 million and $1,134.2 million (consisting primarily of investments), and total combined liabilities were $313.0 million and $267.1 million (including $124.8 million and $133.2 million of non-recourse notes payable to banks) at December 31, 2000 and 1999, respectively. Total combined revenues and expenses of such joint ventures and partnerships were $1,908.4 million and $1,720.0 million, respectively, resulting in $188.4 million of total combined income from operations before income taxes in 2000. Total combined revenues of such joint ventures and partnerships were $346.7 million and $1,435.6 million, and total combined expenses were $145.2 million and $1,128.0 million, respectively, resulting in $201.5 million and $307.6 million of total combined income from operations before income taxes in 1999 and 1998, respectively. Net investment income on investments accounted for on the equity method totaled $143.8 million, $65.1 million and $70.0 million in 2000, 1999, and 1998, respectively.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 4 -- Derivatives

  The notional amounts, carrying values and estimated fair values of the Company's derivative instruments are as follows:


                                                                                                Assets (Liabilities)
                                                            Number of contracts/    ------------------------------------------
                                                               Notional Amount               2000                  1999
                                                            ---------------------   ---------------------   ------------------
                                                                                     Carrying     Fair      Carrying    Fair
                                                              2000        1999        Value       Value      Value      Value
                                                            ----------  ----------  ----------  ----------  --------  --------
                                                                                      (in millions)
Asset Hedges:
  Futures contracts to sell securities...................      5,874      19,288     $ (17.6)    $ (17.6)    $32.2     $  32.2
  Interest rate swap agreements..........................
    Notional.............................................   $6,896.1    $5,824.0      (178.2)     (290.4)     82.9        94.7
    Average fixed rate-paid..............................       6.90%       6.91%         --          --        --          --
    Average float rate-received..........................       6.67%       6.06%         --          --        --          --
  Interest rate cap agreements...........................   $   42.2    $   80.0         0.1         0.1       0.2         0.2
  Interest rate swaption agreements......................         30        30.0        (1.3)       (1.3)     (3.6)       (3.6)
  Currency rate swap
    agreements...........................................      515.0       541.0        11.4        11.4       9.1         9.1
  Equity collar agreements...............................         --          --        11.7        11.7      53.0        53.0
LIABILITY HEDGES:
  Futures contracts to acquire
    securities...........................................        647       4,075         1.4         1.4      (0.9)       (0.9)
  Interest rate swap agreements..........................
    Notional.............................................   $3,008.2    $3,780.0          --       114.3        --      (113.0)
    Average fixed rate-received..........................       6.79%       6.97%         --          --        --          --
    Average float rate-paid..............................       6.68%       6.06%         --          --        --          --
  Interest rate swaps
    (receive CMT rate)...................................   $  491.3    $  648.7          --        (5.2)       --         1.9
  Interest rate cap agreements...........................      279.4       279.4         2.1         2.1       5.6         5.6
  Interest rate floor agreements.........................    8,328.0       125.0        59.0        59.0       0.1         0.1
  Currency rate swap agreements..........................    3,423.4     5,470.2          --      (473.0)       --       (57.4)

  Financial futures contracts are used principally to hedge risks associated with interest rate fluctuations on sales of guaranteed investment contracts and funding agreements. The Company is subject to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by opposite changes in the value of the hedged items. The contract or notional amounts of the contracts represent the extent of the Company's involvement but not the future cash requirements, as the Company intends to close the open positions prior to settlement. The futures contracts expire in March 2001.

  The interest rate swap agreements expire in 2001 to 2029. The interest rate cap agreements expire in 2001 to 2007 and interest rate floor agreements expire in 2010. Interest rate swaption agreements expire in 2025. The currency rate swap agreements expire in 2001 to 2021. The equity collar agreements expire in 2003.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 4 -- Derivatives (continued)

  Fair values for futures contracts are based on quoted market prices. Fair values for interest rate swap, cap and floor agreements, swaptions, and currency swap agreements and equity collar agreements are based on current settlement values. The current settlement values are based on quoted market prices, which utilize pricing models or formulas using current assumptions.

  The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform to the terms of the contract. The Company continually monitors its position and the credit ratings of the counterparties to these derivative instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency swap agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would be immaterial. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

Note 5--Income Taxes

  The Company participates in the filing of a life/non-life consolidated federal income tax return. The life company sub-group includes four domestic life insurance companies (the Company, John Hancock Variable Life Insurance Company, Investors Partner Life Insurance Company and Investors Guaranty Life Insurance Company) and a Bermuda life insurance company (John Hancock Reassurance Company, Ltd.) that is treated as a U.S. company for federal income tax purposes. The non-life subgroup consists of John Hancock Financial Services, Inc., John Hancock Subsidiaries, Inc. and John Hancock International Holdings, Inc.

  In addition to taxes on operations, mutual life insurance companies are charged an equity base tax. As the Company was a mutual life insurance company for the entire year 1999, it is subject to the re-computation of its 1999 equity base tax liability in its 2000 tax return. The equity base tax is determined by application of an industry-based earnings rate to mutual companies' average equity base, as defined by the Internal Revenue Code. The industry earnings rate is determined by the Internal Revenue Service (IRS) and is not finalized until the subsequent year. The Company estimates its taxes for the current year based on estimated industry earnings rates and revises these estimates up or down when the earnings rates are finalized and published by the IRS in the subsequent year.

  Income before income taxes, minority interest and cumulative effect of accounting change includes the following:

                                                     Year Ended December 31,
                                                     -----------------------
                                                       2000     1999     1998
                                                     --------  ------  ------
                                                          (in millions)

Domestic..........................................   $1,125.5  $211.7   $585.1
Foreign...........................................       69.6    48.2     32.2
                                                     --------  ------   ------
Income before income taxes, minority interest and
 cumulative effect of accounting change...........   $1,195.1  $259.9   $617.3
                                                     ========  ======   ======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 5--Income taxes (continued)

  The components of income taxes were as follows:

                                                     Year Ended December 31,
                                                     -----------------------
                                                     2000     1999      1998
                                                    -------  -------  ------
                                                         (in millions)
Current taxes:
 Federal.........................................   $ 18.1   $(62.5)   $223.6
 Foreign.........................................      7.5      2.6       1.9
 State...........................................     12.0      5.8       6.3
                                                    ------   ------    ------
                                                      37.6    (54.1)    231.8
Deferred taxes:
 Federal.........................................    284.7    137.7     (64.5)
 Foreign.........................................     23.1     15.4       7.7
 State...........................................     (1.0)    (1.1)     (0.9)
                                                    ------   ------    ------
                                                     306.8    152.0     (57.7)
                                                    ------   ------    ------
Total income taxes...............................   $344.4   $ 97.9    $174.1
                                                    ======   ======    ======

  A reconciliation of income taxes computed by applying the federal income tax rate to income before income taxes, minority interest and cumulative effect of accounting change and the consolidated income tax expense charged to operations follows:

                                                    Year Ended December 31,
                                                    ------------------------
                                                     2000     1999      1998
                                                    -------  -------  ------
                                                         (in millions)

Tax at 35%                                          $418.2   $ 91.0    $216.1
Add (deduct):
 Equity base tax.................................    (46.0)    22.2     (19.9)
 Prior year taxes................................     (0.3)     2.1       5.8
 Tax credits.....................................    (20.6)   (12.9)    (13.0)
 Foreign taxes...................................      0.4      1.0       2.5
 Tax exempt investment income....................    (16.4)   (19.4)    (24.4)
 Non-taxable gain on sale of subsidiary..........       --    (15.4)       --
 Disallowed demutualization expenses.............       --     31.1        --
 Other...........................................      9.1     (1.8)      7.0
                                                    ------   ------    ------
  Total income taxes.............................   $344.4   $ 97.9    $174.1
                                                    ======   ======    ======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 5--Income Taxes (continued)

  The significant components of the Company's deferred tax assets and liabilities were as follows:


                                                              December 31,
                                                           ------------------
                                                             2000       1999
                                                           --------  --------
                                                             (in millions)
Deferred Tax Assets:
 Policy reserve adjustments............................... $  458.8   $  803.1
 Other postretirement benefits............................    149.4      151.1
 Book over tax basis of investments.......................    168.7      119.7
 Dividends payable to policyholders.......................    117.6      129.0
 Unearned premium.........................................     93.3       58.3
 Interest.................................................     38.3       38.3
 Other....................................................       --       67.0
                                                           --------   --------
  Total deferred tax assets...............................  1,026.1    1,366.5
                                                           --------   --------
Deferred Tax Liabilities:
 Deferred policy acquisition costs........................    777.6      805.1
 Depreciation.............................................    212.2      232.1
 Basis in partnerships....................................    109.8      159.2
 Market discount on bonds.................................     64.2       59.2
 Pension plan expense.....................................    114.6       82.5
 Capitalized charges related to mutual funds..............     56.9       71.8
 Unrealized gains.........................................    112.6       34.5
 Other....................................................     74.2         --
                                                           --------   --------
  Total deferred tax liabilities..........................  1,522.1    1,444.4
                                                           --------   --------
  Net deferred tax liabilities............................ $  496.0   $   77.9
                                                           ========   ========


  The Company received an income tax refund of $24.3 million, and made income tax payments of $86.2 million, and $158.8 million in 2000, 1999 and 1998, respectively.

                      JOHN HANCOCK LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6--Closed Block

  Under the Plan, on February 1, 2000, the Company created a closed block for the benefit of policies included therein. The following tables set forth certain summarized financial information relating to the closed block as of the dates indicated:


                                                    December 31,   February 1,
                                                        2000          2000
                                                    ------------  -------------
Assets                                                    (in millions)
Investments
Fixed maturities:
 Held-to-maturity--at amortized cost
  (fair value: December 31--$2,327.4; February
  1--$2,259.6).....................................  $ 2,269.9      $ 2,270.7
 Available-for-sale--at fair value
  (cost: December 31--$2,378.7; February
  1--$2,275.1).....................................    2,353.0        2,199.2
Equity securities:
 Available-for-sale--at fair value (cost: December
  31--$5.3; February 1--$6.4)......................        6.3            3.4
Mortgage loans on real estate......................    1,930.6        1,875.9
Policy loans.......................................    1,540.6        1,561.2
Short-term investments.............................       62.1             --
Other invested assets..............................       40.7            5.3
                                                     ---------      ---------
  Total Investments................................    8,203.2        7,915.7
Cash and cash equivalents..........................      305.6          158.6
Accrued investment income..........................      149.3          136.2
Premiums and accounts receivable...................       27.1            4.0
Deferred policy acquisition costs..................      947.3        1,062.5
Other assets.......................................       77.5           66.0
                                                     ---------      ---------
 Total closed block assets.........................  $ 9,710.0      $ 9,343.0
                                                     =========      =========
Liabilities
Future policy benefits.............................  $ 9,910.5      $ 9,732.8
Policyholders' funds...............................    1,459.5        1,885.4
Other liabilities..................................      665.9          500.1
                                                     ---------      ---------
 Total closed block liabilities....................  $12,035.9      $12,118.3
                                                     =========      =========

                                                             For the Period
                                                          February 1, through
                                                           December 31, 2000
                                                         ----------------------
Revenues                                                     (in millions)
  Premiums.................................................    $  865.0
  Net investment income....................................       591.6
  Realized investment gains, net...........................        11.7
  Other expense............................................        (0.6)
                                                               --------
   Total revenues..........................................     1,467.7
Benefits and Expenses
  Benefits to policyholders................................       870.0
  Other operating costs and expenses.......................       (10.0)
  Amortization of deferred policy acquisition costs........        76.5
  Dividends to policyholders...............................       407.1
                                                               --------
   Total benefits and expenses.............................     1,343.6
                                                               --------
   Contribution from the closed block......................    $  124.1
                                                               ========

                      JOHN HANCOCK LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6--Closed Block (continued)

  Gross losses of $7.2 million in 2000 were realized on sales of available-for-sale securities allocated to the closed block. There were no gross gains realized in 2000.

  Investments in held-to-maturity securities and available-for-sale securities allocated to the closed block are summarized below:


                                               Gross       Gross
                                  Amortized  Unrealized  Unrealized      Fair
                                     Cost      Gains      Losses         Value
                                  ---------  ----------  -----------    -------
December 31, 2000                                (in millions)
Held-to-Maturity:
Corporate securities............. $2,157.0     $94.6       $33.4      $2,218.2
Mortgage-backed securities.......     98.3       1.2         4.8          94.7
Obligations of states and
 political subdivisions..........     14.6       0.1         0.2          14.5
                                  --------     -----       -----      --------
   Total......................... $2,269.9     $95.9       $38.4      $2,327.4
                                  ========     =====       =====      ========
Available-for-Sale:
Corporate securities............. $1,485.4     $42.8       $80.4      $1,447.8
Mortgage-backed securities.......    784.9      14.5         8.5         790.9
Obligations of states and
 political subdivisions..........     11.3       0.4          --          11.7
Debt securities issued by
 foreign governments.............     84.0       6.7         1.4          89.3
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies.......     13.1       0.2          --          13.3
                                  --------     -----       -----      --------
Total fixed maturities...........  2,378.7      64.6        90.3       2,353.0
Equity securities................      5.3       1.6         0.6           6.3
                                  --------     -----       -----      --------
  Total.......................... $2,384.0     $66.2       $90.9      $2,359.3
                                  ========     =====       =====      ========

  The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below:


                                                          Amortized     Fair
                                                            Cost       Value
                                                          ---------  ----------
                                                             (in millions)
Held-to-Maturity:
Due in one year or less.................................  $  202.2    $  206.0
Due after one year through five years...................     803.6       821.2
Due after five years through ten years..................     587.1       614.1
Due after ten years.....................................     578.7       591.4
                                                          --------    --------
                                                           2,171.6     2,232.7
Mortgage-backed securities..............................      98.3        94.7
                                                          --------    --------
 Total..................................................  $2,269.9    $2,327.4
                                                          ========    ========
Available-for-Sale:
Due in one year or less.................................  $   64.5    $   66.0
Due after one year through five years...................     431.7       431.4
Due after five years through ten years..................     473.8       466.8
Due after ten years.....................................     623.8       597.9
                                                          --------    --------
                                                           1,593.8     1,562.1
Mortgage-backed securities..............................     784.9       790.9
                                                          --------    --------
 Total..................................................  $2,378.7    $2,353.0
                                                          ========    ========

  Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  At December 31, 2000, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:


                          Carrying     Geographic                  Carrying
Property Type              Amount      Concentration                Amount
-------------             --------     -------------               --------
                        (in millions)                            (in millions)
Apartments..............  $  324.3     East North Central......... $  201.1
Hotels..................      66.1     East South Central.........     58.5
Industrial..............     127.2     Middle Atlantic............    378.0
Office buildings........     494.6     Mountain...................     92.1
Retail..................     350.4     New England................    162.0
1-4 Family..............        --     Pacific....................    420.7
Mixed Use...............      41.8     South Atlantic.............    384.5
Agricultural............     433.1     West North Central.........     74.9
Other...................     106.6     West South Central.........    162.7
                                       Canada/Other...............      9.6
Allowance for losses....     (13.5)    Allowance for losses.......    (13.5)
                          --------                                 --------
 Total..................  $1,930.6      Total..................... $1,930.6
                          ========                                 ========

Note 7--Debt and Line of Credit

  Short-term and long-term debt consists of the following:


                                                               December 31,
                                                              ---------------
                                                              2000      1999
                                                             -------  -------
                                                              (in millions)
Short-term debt:
 Commercial paper..........................................  $222.3    $380.6
 Current maturities of long-term debt......................    23.0      73.2
                                                             ------    ------
Total short-term debt......................................   245.3     453.8
                                                             ------    ------
Long-term debt:
 Surplus notes, 7.38% maturing in 2024.....................   447.2     447.1
 Notes payable, interest ranging from 5.43% to 9.60%, due
  in varying amounts to 2005...............................   109.8     163.0
                                                             ------    ------
Total long-term debt.......................................   557.0     610.1
Less current maturities....................................   (23.0)    (73.2)
                                                             ------    ------
Long-term debt.............................................   534.0     536.9
                                                             ------    ------
  Total debt...............................................  $779.3    $990.7
                                                             ======    ======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  The Company issues commercial paper primarily to take advantage of current investment opportunities, balance operating cash flows and existing commitments and meet working capital needs. The weighted average interest rate for outstanding commercial paper at December 31, 2000 and 1999 was 6.59% and 6.28%, respectively. The weighted average life for outstanding commercial paper at December 31, 2000 and 1999 was approximately 26 days and 11 days, respectively. Commercial paper borrowing arrangements are supported by a syndicated line of credit.

  The issuance of surplus notes was approved by the Commonwealth of Massachusetts Division of Insurance, and any payments of interest or principal on the surplus notes require the prior approval of the Commissioner of the Commonwealth of Massachusetts Division of Insurance.

  At December 31, 2000, the Company had a syndicated line of credit with a group of banks totaling $1.0 billion, $500.0 million of which expires on August 2, 2001 and $500.0 million of which expires on August 3, 2005. The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, the Company is required to maintain certain minimum levels of net worth and comply with certain other covenants, which were met at December 31, 2000. At December 31, 2000, the Company had no outstanding borrowings under the agreement.

  Aggregate maturities of long-term debt are as follows: 2001--$23.0 million; 2002--$38.0 million; 2003--$22.9 million; 2004--$6.0 million; 2005--$19.9 million and thereafter--$447.2 million.

  Interest expense on debt, included in other operating costs and expenses, was $63.4 million, $70.1 million, and $76.7 million in 2000, 1999 and 1998, respectively. Interest paid amounted to $63.4 million in 2000, $70.1 million in 1999, and $76.7 million in 1998.

 Note 8--Minority Interest

  Minority interest relates to the portion of John Hancock Canadian Holdings Limited (JHCH) owned by JHFS and the preferred stock issued by Maritime, an indirect majority owned subsidiary of the Company.

  As of October 1, 2000, the Company sold 45% of the common stock of JHCH, the parent company of Maritime, to JHFS for cash of $222.3 million. No gain or loss was recognized on the transaction. For financial reporting purposes, the assets, liabilities, and earnings of JHCH are consolidated in the Company's financial statements. JHFS's interest in JHCH of $196.8 million as of December 31, 2000 and the related income attributable to the interest of $5.2 million in 2000 is reflected in Minority Interest in the consolidated balance sheets and statements of income. The Board of Directors of JHFS also has authorized the purchase of the remaining JHCH shares from the Company over time as well as the shares of certain other foreign subsidiaries.

  On November 19, 1999, Maritime issued $68.2 million of Non-Cumulative Redeemable Second Preferred Shares, Series 1 (Series 1 Preferred Shares) at a price of 25 Canadian dollars per share. Dividends on the Series 1 Preferred Shares are payable quarterly, through December 31, 2004, at a rate of 0.38125 Canadian dollars per share. Commencing on January 1, 2005, the Series 1 Preferred Shares dividends will be calculated by applying 25 Canadian dollars to the greater of one quarter of 90% of prime rate and 5.85%. The Series 1 Preferred Shares are nonvoting and redeemable at Maritime's sole option any time after December 31, 2004 at a price of 25.50 Canadian dollars plus all declared and unpaid dividends. In addition, shareholders as of December 31, 2004 have the option to convert their Series 1 Preferred Shares to Non-Cumulative Redeemable Second Preferred Shares, Series 2 (Series 2 Preferred Shares). The Series 2 Preferred Shares will have a dividend rate of not less than 95% of the yield of certain bonds of the Government of Canada.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 8--Minority Interest (continued)

     In 1986, Maritime issued $25.3 million of Series A Cumulative Redeemable Preferred Stock (Preferred Stock). Dividends on the Preferred Stock are payable quarterly at 18% of the average of two prime rates of two specified Canadian banks. The Preferred Stock is nonvoting and redeemable at Maritime's sole option at a price of 25 Canadian dollars per share.

Note 9--Reinsurance

     The effect of reinsurance on premiums written and earned was as follows:

                                      2000                    1999                    1998
                              ---------------------   ---------------------   ---------------------
                                    Premiums                Premiums                Premiums
                              ---------------------   ---------------------   ---------------------
                               Written     Earned      Written     Earned      Written     earned
                              ----------  ---------  ----------  ----------  ----------  ----------
                                                          (in millions)
Life, Health and  Annuity:
 Direct ...................   $ 3,158.1   $ 3,157.4   $ 3,437.1   $ 3,435.2   $ 2,830.4    $ 2,828.4
 Assumed ..................       465.1       465.1       312.5       312.5       351.9        351.9
 Ceded.....................    (1,432.1)   (1,432.1)   (1,336.7)   (1,336.7)   (1,071.4)    (1,071.3)
                              ---------   ---------   ---------   ---------   ---------    ---------
  Net life, health and
   annuity premiums........     2,191.1     2,190.4     2,412.9     2,411.0     2,110.9      2,109.0
                              ---------   ---------   ---------   ---------   ---------    ---------
Property and Casualty:
 Direct....................          --          --          --          --         0.4          7.1
 Assumed...................          --          --         0.3         0.3          --          1.9
 Ceded.....................          --          --          --          --        (0.4)        (9.0)
                              ---------   ---------   ---------   ---------   ---------    ---------
  Net property and
   casualty premiums.......          --          --         0.3         0.3          --           --
                              ---------   ---------   ---------   ---------   ---------    ---------
  Net premiums.............   $ 2,191.1   $ 2,190.4   $ 2,413.2   $ 2,411.3   $ 2,110.9    $ 2,109.0
                              =========   =========   =========   =========   =========    =========

     For the years ended December 31, 2000, 1999 and 1998, benefits to policyholders under life, health and annuity ceded reinsurance contracts were $734.5 million, $576.3 million, and $814.6 million, respectively.

     On February 28, 1997, the Company sold a major portion of its group insurance business to UNICARE Life & Health Insurance Company (UNICARE), a wholly owned subsidiary of WellPoint Health Networks, Inc. The business sold included the Company's group accident and health business and related group life business and Cost Care, Inc., Hancock Association Services Group and Tri-State, Inc., all of which were indirect wholly-owned subsidiaries of the Company. The Company retained its group long-term care operations. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 9--Reinsurance (continued)

     In connection with the coinsurance arrangement, the Company initially secured a $397.0 million letter of credit facility with a group of banks. Under the terms of the letter of credit facility agreement, the banks agreed to issue a letter of credit to the Company pursuant to which the Company may draw up to the amount of the letter of credit for any claims not satisfied by UNICARE under the coinsurance agreement after the Company has incurred the first $113.0 million of losses from such claims. The amount available pursuant to the letter of credit agreement and any letter of credit issued thereunder automatically will be reduced on a scheduled basis consistent with the anticipated runoff of liabilities related to the business reinsured under the coinsurance agreement. The letter of credit facility was reduced to $272.0 million effective March 1, 2000 and is scheduled to be reduced again to $127.0 million on March 1, 2001. The letter of credit and any letter of credit issued thereunder are scheduled to expire on March 1, 2002. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement.

     Through the Company's group health insurance operations, the Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies, and has become the subject of widespread disputes. The disputes concern the placement of the business with reinsurers and recovery of the reinsurance. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business. The risk to the Company is that other companies that reinsured the business from the Company may seek to avoid their reinsurance obligations. However, the Company believes that it has a reasonable legal position in this matter. During the fourth quarter of 1999 and early 2000, the Company received additional information about its exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, during the fourth quarter of 1999 the Company recognized a charge for uncollectible reinsurance of $133.7 million, after tax, as its best estimate of its remaining loss exposure. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of December 31, 2000, would not be material.

     Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurers.

                       JOHN HANCOCK LIFE INSURANCE COMPANY

Note 10--Pension Benefit Plans and Other Postretirement Benefit Plans

     The Company provides pension benefits to substantially all employees and general agency personnel. These benefits are provided through both qualified defined benefit and defined contribution pension plans. In addition, through nonqualified plans, the Company provides supplemental pension benefits to employees with salaries and/ or pension benefits in excess of the qualified plan limits imposed by federal tax law. Pension benefits under the defined benefit plans are based on years of service and average compensation generally during the five years prior to retirement. Benefits related to the Company's defined benefit pension plans paid to employees and retirees covered by annuity contracts issued by the Company amounted to $102.2 million in 2000, $97.6 million in 1999, and $92.6 million in 1998. Plan assets consist principally of listed equity securities, corporate obligations and U.S. government securities.

     The Company's funding policy for qualified defined benefit plans is to contribute annually an amount in excess of the minimum annual contribution required under the Employee Retirement Income Security Act (ERISA). This amount is limited by the maximum amount that can be deducted for federal income tax purposes. Because the qualified defined benefit plans are overfunded, no amounts were contributed to these plans in 2000 or 1999. The funding policy for nonqualified defined benefit plans is to contribute the amount of the benefit payments made during the year. The projected benefit obligation and accumulated benefit obligation for the non-qualified defined benefit pension plans, which are underfunded, for which accumulated benefit obligations are in excess of plan assets were $256.3 million, and $244.3 million, respectively, at December 31, 2000, and $257.4 million and $239.3 million, respectively, at December 31, 1999. Non-qualified plan assets, at fair value, were $0.8 million and $1.0 million at December 31, 2000 and 1999, respectively.

     Defined contribution plans include The Investment Incentive Plan and the Savings and Investment Plan. The expense for defined contribution plans was $10.2 million, $9.4 million, and $8.1 million, in 2000, 1999 and 1998, respectively.

     In addition to the Company's defined benefit pension plans, the Company has employee welfare plans for medical, dental, and life insurance covering most of its retired employees and general agency personnel.

     Substantially all employees may become eligible for these benefits if they reach retirement age while employed by the Company. The postretirement health care and dental coverages are contributory based on service for post January 1, 1992 non-union retirees. A small portion of pre-January 1, 1992 non-union retirees also contribute. The applicable contributions are based on service.

     The Company's policy is to fund postretirement benefits in amounts at or below the annual tax qualified limits. As of December 31, 2000 and 1999, plan assets related to non-union employees were comprised of an irrevocable health insurance contract to provide future health benefits to retirees. Plan assets related to union employees were comprised of approximately 60% equity securities and 40% fixed income investments.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 Note 10--Pension Benefit Plans and Other Postretirement Benefit Plans
          (continued)

     The changes in benefit obligation and plan assets related to the Company's qualified and nonqualified benefit plans are summarized as follows:

                                                                                   Year Ended December 31,
                                                                      -----------------------------------------------
                                                                                                 Other Postretirement
                                                                          Pension Benefits           Benefits
                                                                      ----------------------  ----------------------
                                                                         2000        1999       2000        1999
                                                                      -----------  ---------  ---------   ----------
                                                                                       (In millions)
Change in Benefit Obligation:
  Benefit obligation at beginning of year......................       $  1,967.6   $ 1,839.8  $   443.2   $    441.1
  Service cost.................................................             36.8        35.7        7.8          7.5
  Interest cost................................................            134.1       121.2       31.4         28.7
  Amendments...................................................            (10.3)       19.9         --           --
  Actuarial (gain) loss........................................           (136.8)       32.6       36.4         (4.7)
  Translation (gain) loss......................................             (1.5)        2.1         --           --
  Benefits paid................................................           (113.6)     (115.1)     (32.0)       (29.4)
  Acquisition of subsidiary....................................               --        44.6        6.5           --
  Curtailment..................................................               --       (13.2)        --           --
                                                                      ----------   ---------  ---------   ----------
  Benefit obligation at end of year............................          1,876.3     1,967.6      493.3        443.2
                                                                      ----------   ---------  ---------   ----------
Change in Plan Assets:
  Fair value of plan assets at beginning of year...............          2,476.5     2,251.1      232.9        215.2
  Actual return on plan assets.................................            132.6       281.5        0.3         17.7
  Employer contribution........................................             12.6        11.5       35.5           --
  Benefits paid................................................           (113.6)     (108.4)      (7.3)          --
  Translation (loss) gain......................................             (2.3)        3.5         --           --
  Acquisition of subsidiary....................................               --        50.2         --           --
  Curtailment..................................................               --       (12.9)        --           --
                                                                      ----------   ---------  ---------   ----------
  Fair value of plan assets at end of year.....................          2,505.8     2,476.5      261.4        232.9
                                                                      ----------   ---------  ---------   ----------
Funded status..................................................            629.5       508.9     (231.9)      (210.3)
Unrecognized actuarial gain....................................           (400.6)     (366.0)    (139.7)      (182.8)
Unrecognized prior service cost................................             24.2        39.1       (1.4)        (1.6)
Unrecognized net transition asset..............................             (6.3)      (11.8)        --           --
                                                                      ----------   ---------  ---------   ----------
Prepaid (accrued) benefit cost, net............................       $    246.8   $   170.2  $  (373.0)  $   (394.7)
                                                                      ==========   =========   ========   ==========
Amounts recognized in balance sheet consist of:
   Prepaid benefit cost........................................       $    396.4   $   299.4
   Accrued benefit liability...................................           (243.5)     (238.9)
   Intangible asset............................................              6.0         7.9
   Accumulated other comprehensive income......................             87.9       101.8
                                                                      ----------   ---------
Prepaid benefit cost, net......................................       $    246.8   $   170.2
                                                                      ==========   =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 10--Pension Benefit Plans and Other Postretirement Benefit Plans
         (continued)


     The assumptions used in accounting for the Company's qualified and nonqualified benefit plans were as follows:

                                                    Year Ended December 31,
                                        --------------------------------------------
                                                                       Other
                                              Pension              Postretirement
                                              Benefits                Benefits
                                        -------------------    ---------------------
                                           2000      1999        2000        1999
                                        ---------  --------    --------    ---------
Discount rate.........................    7.25%     7.00%       7.25%        7.00%
Expected return on plan assets........    9.00%     8.50%       9.00%        8.50%
Rate of compensation increase.........    4.77%     4.77%       4.77%        4.77%

     For measurement purposes, an 8.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.25% in 2006 and remain at that level thereafter.

     For the prior valuation, an 5.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.25% in 2001 and remain at that level thereafter.

     The net periodic benefit (credit) cost related to the Company's qualified and nonqualified benefit plans includes the following components:

                                                            Year Ended December 31,
                                             ---------------------------------------------------------
                                                                               Other Postretirement
                                                    Pension Benefits                Benefits
                                             ----------------------------   --------------------------
                                               2000      1999      1998      2000     1999      1998
                                             --------  --------  --------   -------  -------  --------
                                                                 (in millions)
Service cost...............................  $  36.8   $  35.7   $  34.6    $  7.8   $  7.5   $  7.1
Interest cost..............................    134.1     121.2     117.5      31.4     28.7     29.1
Expected return on plan assets.............   (217.4)   (186.6)   (168.5)    (24.1)   (18.3)   (14.7)
Amortization of transition asset...........    (12.7)    (12.1)    (11.7)       --       --       --
Amortization of prior service cost.........      4.6       3.9       6.5      (0.2)    (0.2)    (0.3)
Recognized actuarial gain..................    (10.9)     (8.1)     (2.6)     (8.8)    (8.5)    (7.8)
Other......................................       --      (3.8)     (1.2)       --       --       --
                                             -------   -------   -------    ------   ------   ------
  Net periodic benefit (credit) cost.......  $ (65.5)  $ (49.8)  $ (25.4)   $  6.1   $  9.2   $ 13.4
                                             =======   =======   =======    ======   ======   ======

  Assumed health care cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                1-Percentage     1-Percentage
                                               Point Increase   Point Decrease
                                               --------------  ----------------
                                                       (in millions)
Effect on total of service and interest costs
 in 2000......................................     $ 4.6           $ (2.2)
Effect on postretirement benefit obligations
 as of December 31, 2000......................      34.5            (29.9)

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 11--Commitments and Contingencies

     In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 2000. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

     During 1997, the Company entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $172.8 million and $496.6 million at December 31, 2000 and 1999, respectively. Costs incurred related to the settlement were $140.2 million and $230.8 million, in 1999 and 1998, respectively. No such costs were incurred in 2000. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

     During 1996, management determined that is was probable that a settlement would occur and that a minimum loss amount could be reasonably estimated. Accordingly, the Company recorded its best estimate based on the information available at the time. The terms of the settlement agreement were negotiated throughout 1997 and approved by the court on December 31, 1997. In accordance with the terms of the settlement agreement, the Company contacted class members during 1998 to determine the actual type of relief to be sought by class members. The majority of the responses from class members were received by the fourth quarter of 1998. The type of relief sought by class members differed from the Company's previous estimates, primarily due to additional outreach activities by regulatory authorities during 1998 encouraging class members to consider alternative dispute resolution relief. In 1999, the Company updated its estimate of the cost of claims subject to alternative dispute resolution relief and revised its reserve estimate accordingly.

     Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. The Company will continue to update its estimate of the final cost of the settlement as the claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at this time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional costs related to the settlement cannot be estimated with precision.

Note 12--Shareholder's Equity

  (a)  Common Stock

     As result of the demutualization, as described in Note 1, the Company was converted to a stock life insurance company and has one class of capital stock, common stock ($10,000 par value, 1,000 shares authorized). All of the outstanding common stock of the Company is owned by JHFS.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12--Shareholder's Equity  (continued)

  (b)  Other Comprehensive Income

     The components of accumulated other comprehensive income are as follows:

                                                                                       Foreign                 Accumulated
                                                                          Net         Currency     Minimum        Other
                                                                       Unrealized    Translation   Pension    Comprehensive
                                                                     Gains (Losses)  Adjustment   Liability      Income
                                                                     --------------  -----------  ---------  ---------------
                                                                                           (in millions)
Balance at January 1, 1998...................................        $    520.3      $    (44.1)  $  (29.5)  $     446.7
Gross unrealized gains (losses) (net of
 deferred income tax benefit of $56.7 million)...............            (121.3)             --         --        (121.3)
Less reclassification adjustment for (gains) losses,
 realized in net income (net of tax expense of $61.4
 million)....................................................            (113.9)             --         --        (113.9)
Participating group annuity contracts (net of deferred
 income tax expense of $31.1 million)........................              57.7              --         --          57.7
Adjustment to deferred policy acquisition costs and present
 value of future profits (net of deferred income tax
 expense of $15.5 million)...................................              28.9              --         --          28.9
                                                                     ----------      ----------   --------   -----------
Net unrealized gains (losses)................................            (148.6)             --         --        (148.6)
Foreign currency translation adjustment                                      --            (6.0)        --          (6.0)
Minimum pension liability (net of deferred
 income tax benefit of $6.2 million).........................                --              --       (8.8)         (8.8)
                                                                     ----------      ----------   --------   -----------
Balance at December 31, 1998.................................        $    371.7      $    (50.1)  $  (38.3)  $     283.3
                                                                     ==========      ==========   ========   ===========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12--Shareholder's Equity (continued)

                                                                                  Foreign                    Accumulated
                                                                   Net           Currency       Minimum         Other
                                                                Unrealized      Translation     Pension     Comprehensive
                                                              Gains (Losses)    Adjustment     Liability       Income
                                                              --------------    -----------    ---------    -------------
                                                                                     (in millions)

Balance at December 31, 1998.............................     $        371.7    $     (50.1)   $   (38.3)   $       283.3
Gross unrealized gains (losses) (net of deferred income
 tax benefit of $275.6 million)..........................             (503.9)            --           --           (503.9)
Less reclassification adjustment for (gains) losses,
 realized in net income (net of tax expense of $5.4
 million)................................................              (10.0)            --           --            (10.0)
Participating group annuity contracts (net of deferred
 income tax expense of $40.1 million)....................               74.6             --           --             74.6
Adjustment to deferred policy acquisition costs and
 present value of future profits (net of deferred income
 tax expense of $71.3 million)...........................              132.3             --           --            132.3
                                                              --------------    -----------    ---------    -------------
Net unrealized gains (losses)............................             (307.0)            --           --           (307.0)
Foreign currency translation adjustment..................                 --           16.9           --             16.9
Minimum pension liability (net of deferred income tax
 benefit of $12.3 million)...............................                 --             --        (22.9)           (22.9)
                                                              --------------    -----------    ---------    -------------
Balance at December 31, 1999.............................     $         64.7    $     (33.2)   $   (61.2)   $       (29.7)
                                                              --------------    -----------    ---------    -------------
Gross unrealized gains (losses) (net of deferred income
 tax expense of $37.1 million)...........................               46.2                                         46.2
Less reclassification adjustment for (gains) losses,
 realized in net income (net of tax benefit of $62.0
 million)................................................              115.2                                        115.2
Participating group annuity contracts (net of deferred
 income tax benefit of $3.6 million).....................               (6.8)                                        (6.8)
Adjustment to deferred policy acquisition costs and
 present value of future profits (net of deferred income
 tax benefit of $17.5 million)...........................              (32.6)                                       (32.6)
                                                              --------------                                -------------
Net unrealized gains (losses)............................              122.0                                        122.0
Foreign currency translation adjustment..................                             (19.1)                        (19.1)
Minimum pension liability (net of deferred income tax
 expense of $4.4 million)................................                                            8.2              8.2
Minority interest........................................               (3.9)          (0.6)                         (4.5)
                                                              --------------    -----------    ---------    -------------
Balance at December 31, 2000.............................     $        182.8    $     (52.9)   $   (53.0)   $        76.9
                                                              ==============    ===========    =========    =============

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12--Shareholder's Equity (continued)

     Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of shareholder's equity, are summarized as follows:

                                                                               Year Ended
                                                                      ----------------------------
                                                                       2000      1999       1998
                                                                      -------   -------   --------
                                                                              (in millions)

Balance, end of year comprises:
  Unrealized investment gains (losses) on:
     Fixed maturities..............................................   $ 207.5   $(191.7)  $  730.6
     Equity investments............................................     265.3     144.0      239.0
     Derivatives and other.........................................    (149.1)    110.8     (111.5)
                                                                      -------   -------   --------
Total..............................................................     323.7      63.1      858.1
Amounts of unrealized investment (gains) losses attributable to:
  Participating group annuity contracts............................     (34.4)    (24.0)    (138.7)
  Deferred policy acquisition cost and present
  value of future profits..........................................      10.0      60.1     (143.5)
  Deferred federal income taxes....................................    (112.6)    (34.5)    (204.2)
  Minority interest................................................      (3.9)       --         --
                                                                      -------   -------   --------
Total..............................................................    (140.9)      1.6     (486.4)
                                                                      -------   -------   --------
Net unrealized investment gains....................................   $ 182.8   $  64.7   $  371.7
                                                                      =======   =======   ========

  Statutory Results

     The Company and its domestic insurance subsidiaries prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the state of domicile. Prescribed statutory accounting practices include state laws, regulations and administrative rules, as well as guidance published by the NAIC. Permitted accounting practices encompass all accounting practices that are not prescribed by the sources noted above. Since 1988, the Commonwealth of Massachusetts Division of Insurance has provided the Company with approval to recognize the pension plan prepaid expense in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." The Company furnishes the Commonwealth of Massachusetts Division of Insurance with an actuarial certification of the prepaid expense computation on an annual basis.

     In addition, during 2000 and 1999, the Company received permission from the Commonwealth of Massachusetts Division of Insurance to record its Asset Valuation Reserve in excess of the prescribed maximum reserve level by $36.7 million and $48.0 million at December 31, 2000 and 1999, respectively. There are no other material permitted practices.

     Statutory net income and surplus include the accounts of the Company and its variable life insurance subsidiary, John Hancock Variable Life Insurance Company, including its wholly-owned subsidiary, Investors Partner Life Insurance Company, and Investors Guaranty Life Insurance Company.

                                                                       2000      1999       1998
                                                                     --------  --------   --------
                                                                             (in millions)

Statutory net income...............................................  $  617.6  $  573.2   $  627.3
Statutory surplus..................................................   3,700.5   3,456.7    3,388.7

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12--Shareholder's Equity (continued)

     Massachusetts has enacted laws governing the payment of dividends by insurers. Under Massachusetts insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned funds without the prior approval of the Massachusetts Division of Insurance. Massachusetts law also limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Massachusetts Division of Insurance, to the greater of (i) 10% of its statutory policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year, if such insurer is a life company.

Note 13--Segment Information

     The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets or distribution channels.

     Retail-Protection Segment. Offers a variety of individual life insurance and individual and group long-term care insurance products, including participating whole life, term life, universal life, variable life, and retail and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, direct marketing and the Internet.

     Retail-Asset Gathering Segment. Offers individual annuities and mutual fund products and services. Individual annuities consist of fixed deferred annuities, fixed immediate annuities, single premium immediate annuities, and variable annuities. Mutual fund products and services primarily consist of open-end mutual funds, closed-end funds, and 401(k) services. This segment distributes its products through distribution channels including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

     Institutional-Guaranteed and Structured Financial Products (G&SFP) Segment. Offers a variety of retirement products to qualified defined benefit plans, defined contribution plans and non-qualified buyers. The Company's products include guaranteed investment contracts, funding agreements, single premium annuities, and general account participating annuities and fund type products. These contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. The segment distributes its products through a combination of dedicated regional representatives, pension consultants and investment professionals.

     Institutional-Investment Management Segment. Offers a wide range of investment management products and services to institutional investors covering a variety of private and publicly traded asset classes including fixed income, equity, mortgage loans, and real estate. This segment distributes its products through a combination of dedicated sales and marketing professionals, independent marketing specialists, and investment professionals.

     Corporate and Other Segment. Primarily consists of the Company's international insurance operations, certain corporate operations, and businesses that are either disposed or in run-off. Corporate operations primarily include certain financing activities, income on capital not specifically allocated to the reporting segments and certain non-recurring expenses not allocated to the segments. The disposed businesses primarily consist of group health insurance and related group life insurance, property and casualty insurance and selected broker/dealer operations.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13--Segment Information (continued)

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

     Management of the Company evaluates performance based on segment after-tax operating income, which excludes the effect of net realized investment gains or losses and unusual or non-recurring events and transactions. Segment after-tax operating income is determined by adjusting GAAP net income for net realized investment gains and losses, including gains and losses on disposals of businesses and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of after-tax operating income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business.

     Amounts reported as segment adjustments in the tables below primarily relate to: (i) certain realized investment gains (losses), net of related amortization adjustment for deferred policy acquisition costs and amounts credited to participating pension contractholder accounts (the adjustment for realized investment gains (losses) excludes gains and losses from mortgage securitizations and investments backing short-term funding agreements because management views the related gains and losses as an integral part of the core business of those operations); (ii) benefits to policyholders and expenses incurred relating to the settlement of a class action lawsuit against the Company involving certain individual life insurance policies sold from 1979 through 1996; (iii) restructuring costs related to our distribution systems, retail operations and mutual fund operations; (iv) the surplus tax on mutual life insurance companies which as a stock company is no longer applicable to the Company; (v) a fourth quarter 1999 charge for uncollectible reinsurance related to certain assumed reinsurance business; (vi) a fourth quarter 1999 charge for a group pension dividend resulting from demutualization related asset transfers and the formation of a corporate account; (vii) a charge for certain one time costs associated with the demutualization process; and (viii) cumulative effect of accounting change.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13--Segment Information (continued)

     The following table summarizes selected financial information by segment for the year ended or as of December 31 and reconciles segment revenues and segment after-tax operating income to amounts reported in the consolidated statements of income (in millions):

                                                                 Retail                   Institutional  Corporate
                                                     Retail      Asset     Institutional   Investment       and
2000                                               Protection  Gathering       G&SFP       Management      Other      Consolidated
----                                               ----------  ----------  -------------  -------------  ----------  --------------
Revenues:
 Segment revenues...............................   $ 1,529.7    $ 1,195.9      $ 2,409.4       $  212.0   $ 1,707.6       $ 7,054.6
 Realized investment gains (losses), net........       (18.2)        15.4          (64.7)           7.1       152.8            92.4
                                                   ---------    ---------      ---------       --------   ---------       ---------
 Revenues.......................................   $ 1,511.5    $ 1,211.3      $ 2,344.7       $  219.1   $ 1,860.4       $ 7,147.0
                                                   =========    =========      =========       ========   =========       =========
 Net investment income..........................   $   604.7    $   445.8      $ 1,741.9       $   22.7   $   435.9       $ 3,251.0
Net Income:
 Segment after-tax operating income.............       252.2        128.8          211.6           46.8       104.0           743.4
 Realized investment gains (losses), net........       (11.5)        18.6          (40.5)           4.4        93.5            64.5
 Restructuring charges..........................        (6.7)        (1.4)          (2.6)            --        (1.3)          (12.0)
 Surplus tax....................................        20.8          0.6            6.5             --        18.1            46.0
 Demutualization expenses.......................         1.6          0.4            0.4             --         0.1             2.5
 Other demutualization related costs............        (6.8)        (1.3)          (1.7)            --        (0.2)          (10.0)
 Group pension dividend transfer................          --           --            5.7             --          --             5.7
                                                   ---------    ---------      ---------       --------   ---------       ---------
 Net income.....................................   $   249.6    $   145.7      $   179.4       $   51.2   $   214.2       $   840.1
                                                   =========    =========      =========       ========   =========       =========
Supplemental Information:
 Inter-segment revenues.........................          --           --             --       $   39.1   $   (39.1)             --
 Equity in net income of investees accounted
  for by the equity method......................   $     7.5    $     3.5      $    11.2           16.8       104.8       $   143.8
 Amortization of deferred policy acquisition
  costs.........................................        55.6         78.8            2.6             --        46.8           183.8
 Interest expense...............................         1.1          3.5             --           12.1        46.7            63.4
 Income tax expense.............................        88.6         57.9           78.3           35.2        84.4           344.4
 Segment assets.................................    27,049.9     14,067.2       31,161.1        3,124.5    12,378.1        87,780.8
Net Realized Investment Gains Data:
 Net realized investment (losses) gains.........       (34.3)        18.8          (57.8)          10.3       152.9            89.9
 Add capitalization/less amortization of deferred
  policy acquisition costs related to net
  realized investment gains (losses)............         4.4         (3.5)            --             --          --             0.9
  Less amounts credited to participating pension
   contractholder accounts......................          --           --           (6.9)            --          --            (6.9)
                                                   ---------    ---------      ---------       --------   ---------       ---------
 Net realized investment (losses) gains, net of
  related amortization of deferred policy
  acquisition costs and amounts credited to
  participating pension contractholders--per
  consolidated financial statements.............       (29.9)        15.3          (64.7)          10.3       152.9            83.9
 Less realized investment (losses) gains
  attributable to mortgage securitizations......          --           --             --            3.2          --             3.2
 Net realized investment gains in the closed
  block.........................................        11.7           --             --             --          --            11.7
                                                   ---------    ---------      ---------       --------   ---------       ---------
 Realized investment (losses) gains, net-pre-tax
  adjustment made to calculate segment operating
  income........................................       (18.2)        15.3          (64.7)           7.1       152.9            92.4
 Less income tax effect.........................         6.7          3.3           24.2           (2.7)      (59.4)          (27.9)
                                                   ---------    ---------      ---------       --------   ---------       ---------
 Realized investment (losses) gains, net-after-
  tax adjustment made to calculate segment
  operating income..............................   $   (11.5)   $    18.6      $   (40.5)      $    4.4   $    93.5       $    64.5
                                                   =========    =========      =========       ========   =========       =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13--Segment Information (Continued)


                                                                 Retail                   Institutional
                                                     Retail      Asset     Institutional   Investment    Corporate
1999                                               Protection  Gathering       G&SFP       Management    and Other    Consolidated
----                                               ----------  ----------  -------------  -------------  ----------  --------------
Revenues:
 Segment revenues...............................   $ 2,756.9   $ 1,057.3     $ 2,021.8       $  189.9     $ 1,310.5     $ 7,336.4
 Realized investment gains (losses), net........       173.6       (11.0)         93.3            3.1         (56.1)        202.9
                                                   ---------   ---------     ---------       --------     ---------     ---------
 Revenues.......................................   $ 2,930.5   $ 1,046.3     $ 2,115.1       $  193.0     $ 1,254.4     $ 7,539.3
                                                   =========   =========     =========       ========     =========     =========
 Net investment income..........................   $ 1,101.9   $   388.6     $ 1,681.3       $   45.9     $   350.8     $ 3,568.5
Net Income:
 Segment after-tax operating income.............       188.7       115.1         201.7           37.3          67.8         610.6
 Realized investment gains (losses), net........       108.6        (6.9)         58.4            2.0         (42.1)        120.0
 Class action lawsuit...........................          --          --            --             --         (91.1)        (91.1)
 Restructuring charges..........................        (8.6)       (7.3)         (0.6)            --          (0.5)        (17.0)
 Surplus tax....................................       (12.5)       (1.0)         (6.5)            --          (2.2)        (22.2)
 Workers' compensation reinsurance reserves.....          --          --            --             --        (133.7)       (133.7)
 Group pension dividend transfer................          --          --        (205.8)            --            --        (205.8)
 Demutualization expenses.......................       (61.3)      (13.0)        (16.1)            --          (3.2)        (93.6)
 Other demutualization related costs............        (4.6)       (0.9)         (1.1)            --          (0.2)         (6.8)
 CumuIative effect of accounting change.........          --        (9.6)           --           (0.1)           --          (9.7)
                                                   ---------   ---------     ---------       --------     ---------     ---------
 Net income.....................................   $   210.3   $    76.4     $    30.0       $   39.2     $  (205.2)    $   150.7
                                                   =========   =========     =========       ========     =========     =========
Supplemental Information:
 Inter-segment revenues.........................          --          --            --       $   43.6     $   (43.6)           --
 Equity in net income of investees accounted for
  by the equity method..........................   $    46.2   $    (0.3)    $    14.3            3.5           1.4     $    65.1
 Amortization of deferred policy acquisition
  costs.........................................        69.2        53.5           3.1             --          38.4         164.2
 Interest expense...............................         0.7         6.2            --            5.3          57.9          70.1
 Income tax expense (credit)....................       138.9        51.9          (7.5)          26.5        (111.9)         97.9
 Segment assets.................................    25,372.1    14,297.2      30,370.5        3,531.4      11,017.2      84,588.4
Net Realized Investment Gains Data:
 Net realized investment gains (losses).........       228.4       (16.1)         97.4            6.6         (55.3)        261.0
 Less amortization of deferred policy acquisition
  costs related to net realized investment
  (losses) gains................................       (54.8)        5.1            --             --          (0.8)        (50.5)
 Less amounts credited to participating pension
  contractholder accounts.......................          --          --         (35.3)            --            --         (35.3)
                                                   ---------   ---------     ---------       --------     ---------     ---------
 Net realized investment gains (losses), net of
  related amortization of deferred policy
  acquisition costs and amounts credited to
  participating pension contractholders--per
  consolidated financial statements.............       173.6       (11.0)         62.1            6.6         (56.1)        175.2
 Less realized investment (losses) gains
  attributable to mortgage securitizations and
  investments backing short-term funding
  agreements....................................          --          --         (31.2)           3.5            --         (27.7)
 Less gain on sale of business..................          --          --            --             --         (33.0)        (33.0)
                                                   ---------   ---------     ---------       --------     ---------     ---------
 Realized investment gains (losses), net-pre-tax
  adjustment made to calculate segment operating
  income........................................       173.6       (11.0)         93.3            3.1         (89.1)        169.9
 Less income tax effect.........................       (65.0)        4.1         (34.9)          (1.1)         47.0         (49.9)
                                                   ---------   ---------     ---------       --------     ---------     ---------
 Realized investment gains (losses),
  net-after-tax adjustment made to calculate
  segment operating income......................   $   108.6   $    (6.9)    $    58.4       $    2.0     $   (42.1)    $   120.0
                                                   =========   =========     =========       ========     =========     =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13--Segment Information (continued)


                                                                  Retail                   Institutional
                                                      Retail      Asset     Institutional   Investment    Corporate
1998                                                Protection  Gathering       G&SFP       Management    and Other   Consolidated
----                                                ----------  ----------  -------------  -------------  ---------  --------------
Revenues:
 Segment revenues................................   $ 2,667.6   $ 1,015.3    $ 1,731.2       $  143.9     $1,103.9     $ 6,661.9
 Realized investment gains, net..................        75.3        18.3         30.7            0.2         23.7         148.2
                                                    ---------   ---------    ---------       --------     --------     ---------
 Revenues........................................   $ 2,742.9   $ 1,033.6    $ 1,761.9       $  144.1     $1,127.6     $ 6,810.1
                                                    =========   =========    =========       ========     ========     =========
 Net investment income...........................   $ 1,061.2   $   378.0    $ 1,576.3       $   24.1     $  288.4     $ 3,328.0
Net Income:
 Segment after-tax operating income..............   $   166.1   $   111.1    $   145.7       $   15.4     $   56.3     $   494.6
 Realized investment gains, net..................        49.0        12.0         17.2            0.1         15.4          93.7
 Class action lawsuit............................          --          --           --             --       (150.0)       (150.0)
 Surplus tax.....................................        11.7         0.3          2.0             --          1.5          15.5
 Demutualization expenses........................        (7.9)       (1.8)        (1.5)            --         (0.5)        (11.7)
                                                    ---------   ---------    ---------       --------     --------     ---------
 Net income......................................   $   218.9   $   121.6    $   163.4       $   15.5     $  (77.3)    $   442.1
                                                    =========   =========    =========       ========     ========     =========
Supplemental Information:
 Inter-segment revenues..........................          --          --           --       $   34.3     $  (34.3)           --
 Equity in net income of investees accounted for
  by the equity method...........................   $    54.9          --    $    12.7            0.9          1.5     $    70.0
 Amortization of deferred policy acquisition
  costs...........................................      153.9   $    46.8          3.7             --         45.3         249.7
 Interest expense................................         0.3         8.5           --            7.0         60.9          76.7
 Income tax expense (credit).....................        82.1        61.5         67.9           10.7        (48.1)        174.1
 Segment assets..................................    25,684.2    12,715.7     29,315.2        3,439.6      5,792.5      76,947.2
Net Realized Investment Gains Data:
 Net realized investment gains (losses)..........       112.9        21.9         72.1           (4.2)        23.7         226.4
 Less amortization of deferred policy acquisition
  costs related to net realized investment
  (losses) gains.................................       (37.6)       (3.6)          --             --           --         (41.2)
 Less amounts credited to participating pension
  contractholder accounts........................          --          --        (79.1)            --           --         (79.1)
                                                    ---------   ---------    ---------       --------     --------     ---------
 Net realized investment gains (losses), net of
  related amortization of deferred policy
  acquisition costs and amounts credited to
  participating pension contractholders--per
  consolidated financial statements..............        75.3        18.3         (7.0)          (4.2)        23.7         106.1
 Less realized investment (losses) gains
  attributable to mortgage securitizations and
  investments backing short-term funding
  agreements.....................................          --          --        (37.7)          (4.4)          --         (42.1)
 Realized investment gains, net-pre-tax adjustment
  made to calculate segment operating income.....        75.3        18.3         30.7            0.2         23.7         148.2
 Less income tax effect..........................       (26.3)       (6.3)       (13.5)          (0.1)        (8.3)        (54.5)
                                                    ---------   ---------    ---------       --------     --------     ---------
 Realized investment gains, net-after-tax
  adjustment
  made to calculate segment operating income.....   $    49.0   $    12.0    $    17.2       $    0.1     $   15.4     $    93.7
                                                    =========   =========    =========       ========     ========     =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13--Segment Information (continued)

  The Company operates primarily in the United States, Canada and the Pacific Rim (China, Indonesia, Malaysia, the Philippines, Singapore, and Thailand). The following table summarizes selected financial information by geographic location for the year ended or at December 31:


                                                               Income Before
                                                          Income Taxes, Minority
                                                          Interest And Cumulative
                                  Long-lived                     Effect of
Location                Revenues    Assets     Assets        Accounting Change
--------                --------  ----------  ---------  -------------------------
                                             (in millions)
2000
United States........   $5,823.7    $424.8    $77,978.9          $1,130.7
Canada...............    1,078.6      30.4      9,357.8              58.5
Foreign--other.......      244.7       3.4        444.1               5.9
                        --------    ------    ---------          --------
 Total...............   $7,147.0    $458.6    $87,780.8          $1,195.1
                        ========    ======    =========          ========

1999
United States........   $6,560.7    $440.0    $75,777.6          $  211.7
Canada...............      741.9      28.8      8,461.7              41.8
Foreign--other.......      236.7       2.2        349.1               6.4
                        --------    ------    ---------          --------
 Total...............   $7,539.3    $471.0    $84,588.4          $  259.9
                        ========    ======    =========          ========

1998
United States........   $6,069.5    $442.5    $71,725.1          $  585.1
Canada...............      512.0      24.9      4,941.6              30.2
Foreign--other.......      228.6       2.1        280.5               2.0
                        --------    ------    ---------          --------
 Total...............   $6,810.1    $469.5    $76,947.2          $  617.3
                        ========    ======    =========          ========

  The Company has no reportable major customers and revenues are attributed to countries based on the location of customers.

Note 14--Fair Value of Financial Instruments

  The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not represent the underlying value of the Company and, accordingly, care should be exercised in drawing conclusions about the Company's business or financial condition based on the fair value information presented herein.

  The following methods and assumptions were used by the Company to determine the fair values of financial instruments:

  Fair values for publicly traded fixed maturities (including redeemable preferred stocks) are obtained from an independent pricing service. Fair values for private placement securities and fixed maturities not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 14--Fair Value of Financial Instruments (continued)

  The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations. Fair values for impaired mortgage loans are measured based either on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral for loans that are collateral dependent.

  The carrying amount in the balance sheet for policy loans, short-term investments and cash and cash equivalents approximates their respective fair values.

  The fair value of the Company's long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements. Carrying amounts for commercial paper and short-term borrowings approximate fair value.

  Fair values for the Company's guaranteed investment contracts and funding agreements are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for fixed-rate deferred annuities is the cash surrender value, which represents the account value less applicable surrender charges. Fair values for immediate annuities without life contingencies and supplementary contracts without life contingencies are estimated based on discounted cash flow calculations using current market rates.

  The Company's derivatives include futures contracts, interest rate swap, cap and floor agreements, swaptions, currency rate swap agreements and equity collar agreements. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the financial futures contracts and brokerage quotes that utilize pricing models or formulas using current assumptions for all swaps and other agreements.

  The fair value for commitments approximates the amount of the initial commitment.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 14--Fair Value of Financial Instruments (continued)

  The following table presents the carrying amounts and fair values of the Company's financial instruments:


                                               December 31,
                               ---------------------------------------------
                                       2000                    1999
                               ---------------------   ---------------------
                               Carrying      Fair      Carrying       Fair
                                 Value       Value       Value        Value
                               ----------  ----------  ----------  ---------
                                               (in millions)
Assets:
  Fixed maturities:
   Held-to-maturity.........   $11,888.6   $11,651.2   $13,790.2    $13,438.7
   Available-for-sale.......    16,023.5    16,023.5    16,959.2     16,959.2
  Equity securities:
   Available-for-sale.......     1,094.9     1,094.9     1,230.2      1,230.2
   Trading securities.......       231.6       231.6        84.1         84.1
  Mortgage loans on real
  estate....................     8,968.9     9,350.6    10,733.0     10,681.8
  Policy loans..............       428.6       428.6     1,938.8      1,938.8
  Short-term investments....       151.9       151.9       166.9        166.9
  Cash and cash
   equivalents..............     2,841.2     2,841.2     1,797.7      1,797.7
Liabilities:
  Debt......................       779.3       771.5       990.7        962.8
  Guaranteed investment
  contracts and
  funding agreements........    14,333.9    13,953.8    13,109.3     12,709.1
  Fixed rate deferred and
  immediate annuities.......     5,195.2     5,101.3     4,801.1      4,656.9
  Supplementary contracts
  Without life
  contingencies.............        60.0        63.1        56.6         55.7

Derivatives assets/
  (liabilities) relating to:
  Futures contracts, net....       (16.2)      (16.2)       31.3         31.3
  Interest rate swap
  agreements................      (178.2)     (176.1)       82.9        (18.3)
  Interest rate swap CMT....          --        (5.2)         --           --
  Interest rate cap
  agreements................         2.2         2.2         5.8          5.8
  Interest rate floor
  agreements................        59.0        59.0         0.1          0.1
  Interest rate swaption
  agreements................        (1.3)       (1.3)       (3.6)        (3.6)
  Currency rate swap
  agreements................        11.4      (461.6)        9.1        (48.3)
  Equity collar agreements..        11.7        11.7        53.0         53.0

Commitments.................          --    (1,843.9)         --     (1,273.5)

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 15--Stock Compensation Plans

  On January 5, 2000, the Company, as sole shareholder of JHFS, approved and adopted the 1999 Long-Term Stock Incentive Plan (the Incentive Plan), which originally had been approved by the Board of Directors of the Company on August 31, 1999. Under the Incentive Plan, which became effective on February 1, 2000, the effective date of the Plan of Reorganization of the Company, options of JHFS common stock granted may be either non-qualified options or incentive stock options qualifying under Section 422 of the Internal Revenue Code. The Incentive Plan objectives include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire JHFS's common stock.

  The maximum number of shares of JHFS common stock available under the Incentive Plan is 5% of the total number of shares of common stock that were outstanding following the IPO. In addition, no more than 4% of these shares shall be available for awards of incentive stock options under the Incentive Plan, and no more than 1% of these shares shall be available for stock awards, which includes non-vested stock. The aggregate number of shares that may be covered by awards for any one participant over the period that the Incentive Plan is in effect shall not exceed 1% of these shares. Subject to these overall limits, there is no annual limit on the number of stock options or stock awards that may be granted in any one year.

  The Incentive Plan has options exercisable at March 13, 2001 and 2002, June 12, 2001 and 2002, and August 14, 2001 and 2002. JHFS has granted 4.6 million options to employees of the Company as of December 31, 2000. Options outstanding under the Incentive Plan were granted at a price equal to the market value of the stock on the date of grant, vest over a two-year period, and expire five years after the grant date.

  The status of JHFS stock options granted to employees of the Company under the Long-Term Stock Incentive Plan is summarized below as of December 31:

                                           Number of shares   Weighted-average
                                            (in thousands)     exercise price
                                           ----------------  ------------------

Outstanding at February 1, 2000.........            --             $   --
 Granted................................       4,618.4              14.06
 Exercised..............................           0.2              13.94
 Canceled...............................         311.6              13.94
                                               -------             ------
Outstanding at December 31, 2000........       4,306.6              14.07

Options exercisable at:
 March 13, 2001.........................       2,125.3              13.94
 June 12, 2001..........................           6.3              23.37
 August 14, 2001........................          21.7              23.75
 March 13, 2002.........................       2,125.3              13.94
 June 12, 2002..........................           6.3              23.37
 August 14, 2002........................          21.7              23.75

  The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Had compensation expense for the Company's stock-based compensation plan been determined based upon fair values at the grant dates for awards under the plan in accordance with SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below. Additional stock option awards are anticipated in future years.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 15--Stock Compensation Plans (continued)

  The Black-Scholes option valuation model was developed for use in estimating fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Because the JHFS stock options granted to employees of the Company have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

  The estimated weighted-average grant date fair value per share of stock options granted during 2000 using the Black-Scholes option valuation model was $3.66. The fair value of options granted in 2000 is estimated on the date of grant using the following assumptions: dividend yield of 1.8%, expected volatility of 24%, risk-free interest rate range of 4.8% to 5.6% depending on grant date, and an expected life ranging from 2 to 5 years.

  For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                      For the Period
                                         February             Year Ended
                                          through          December 31, 2000
                                     December 31, 2000   Pro Forma (unaudited)
                                     -----------------  -----------------------
                                                  (in millions)

Net income:
 As reported......................        $796.1                $840.1
 Pro forma (unaudited)............         792.4                 835.8

  At December 31, 2000, JHFS had 4.3 million stock options outstanding to employees of the Company with a weighted-average remaining contractual life of
4.2 years and a weighted-average exercise price of $14.07. As of December 31, 2000, there were 21,707 options exercisable, which represent grants to employees of the Company who subsequently retired. Employees of the Company who retire with outstanding options immediately vest and have a maximum of one year to exercise.

  On March 13, 2000, JHFS granted 291,028 shares of non-vested stock to key personnel of the Company at a weighted-average grant price per share of $14.34. These grants of non-vested stock are forfeitable and vest at three or five years of service with the Company. The total grant-date exercise price of the non-vested stock granted from February 1, 2000 through December 31, 2000 is $4.2 million. During the third and fourth quarters of 2000, 50,837 shares of non-vested stock were forfeited with a total grant date exercise price of $0.7 million.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 16--Subsequent Events

  On February 8, 2001, the Company signed letters of intent to reinsure 50% of the business in the Closed Block, effective January 1, 2001. The effect of the reinsurance will be to lower the Company's statutory risk based capital requirements and to raise its statutory risk based capital ratio. This will provide greater statutory capital flexibility for the Company. There will be no effect on policyholder dividends, nor will the immediate effect on earnings be material, as the reinsurance treaties will not meet the requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long Duration Contracts." Final treaties with two reinsurers are expected to be signed by the end of the first quarter of 2001. The reinsurance agreements result in making several hundred million dollars in statutory capital available for further business development or other purposes.

  In March 2001, the Company announced the sale of the retirement plan record-keeping business operated out of the mutual fund subsidiary of the Company, John Hancock Funds. It is estimated that an after-tax charge of approximately $9 million will be recorded in the first quarter of 2001 and that the Company will initially sever 31 employees with additional severances planned. The Company will continue to manage the assets of the business, the purchaser will assume the record-keeping and support responsibilities.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                    SCHEDULE I -- SUMMARY OF INVESTMENTS --
                   OTHER THAN INVESTMENTS IN RELATED PARTIES
                             excluding Closed Block
                            As of December 31, 2000
                                 (in millions)

                                                                                                 Amount at Which
                                                                                                   Shown in the
                                                                                                   Consolidated
          Type of Investment                                                Cost (2)   Value      Balance Sheet
          ------------------                                                --------   -----     ---------------
Fixed maturity securities, available-for-sale:
Bonds:
United States government and government agencies and authorities.........      243.2     247.9          247.9
States, municipalities and political subdivisions........................      126.6     126.7          126.7
Foreign governments......................................................    1,386.4   1,453.8        1,453.8
Public utilities.........................................................    1,051.4   1,085.0        1,085.0
Convertibles and bonds with warrants attached............................      250.9     258.4          258.4
All other corporate bonds................................................   12,123.4  12,263.9       12,264.0
Certificates of deposits.................................................        0.0       0.0            0.0
Redeemable preferred stock...............................................      608.4     587.8          587.8
                                                                            --------  --------       --------
Total fixed maturity securities, available-for-sale......................   15,790.3  16,023.5       16,023.6
                                                                            --------  --------       --------

Equity securities, available-for-sale:
Common stocks:
Public utilities.........................................................        4.7       5.5            5.5
Banks, trust and insurance companies.....................................        1.9       2.8            2.8
Industrial, miscellaneous and all other..................................      703.1     968.9          968.9
Non-redeemable preferred stock...........................................      120.9     117.7          117.7
                                                                            --------  --------       --------
Total equity securities, available-for-sale..............................      830.6   1,094.9        1,094.9
                                                                            --------  --------       --------

Fixed maturity securities, held-to-maturity:
Bonds:
United States government and government agencies and authorities.........       32.5      33.2           32.5
States, municipalities and political subdivisions........................      717.4     701.3          717.4
Foreign governments......................................................        5.6      10.2            5.6
Public utilities.........................................................      973.2     901.3          973.2
Convertibles and bonds with warrants attached............................      174.2     149.0          174.2
All other corporate bonds................................................    9,985.7   9,856.2        9,985.7
Certificates of deposits.................................................        0.0       0.0            0.0
Redeemable preferred stock...............................................        0.0       0.0            0.0
                                                                            --------  --------       --------
Total fixed maturity securities, held-to-maturity........................   11,888.6  11,651.2       11,888.6
                                                                            --------  --------       --------

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                    SCHEDULE I -- SUMMARY OF INVESTMENTS --
             OTHER THAN INVESTMENTS IN RELATED PARTIES--(CONTINUED)
                             excluding Closed Block
                            As of December 31, 2000
                                 (in millions)

                                                                                             Amount at Which
                                                                                               Shown in the
                                                                                               Consolidated
          Type of Investment                                            Cost (2)   Value      Balance Sheet
          ------------------                                            --------   -----     ---------------
Equity securities, trading:
Common stocks:
Public utilities....................................................         7.1       8.6            8.6
Banks, trust and insurance companies................................        14.9      24.6           24.6
Industrial, miscellaneous and all other.............................       171.4     198.4          198.4
Non-redeemable preferred stock......................................         0.0       0.0            0.0
Total equity securities, trading....................................       193.4     231.6          231.6
                                                                        --------  --------       --------

Mortgage loans on real estate, net (1)..............................     9,038.9      XXXX        8,968.9
Real estate, net:
Investment properties (1)...........................................       386.8      XXXX          373.6
Acquired in satisfaction of debt (1)................................       175.7      XXXX          145.4
Policy loans........................................................       428.6      XXXX          428.6
Other long-term investments (2).....................................     1,353.0      XXXX        1,353.0
Short-term investments..............................................       151.9      XXXX          151.9
                                                                        --------  --------       --------
 Total investments..................................................    40,237.8  29,001.3       40,660.0
                                                                        ========  ========       ========

(1) Difference from Column B is primarily due to valuation allowances due to ipairments on mortgage loans on real estate and due to accumulated depreciation and valuation allowances due to impairments on real estate. See note 3 to the consolidated financial statements.
(2) Difference from Column B is primarily due to operating gains (losses) of investments in limited partnerships.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION

  As of December 31, 2000, 1999 and 1998 and for each of the years then ended
                                 (in millions)


                                                          Future Policy                     Other
                                             Deferred       Benefits,                      Policy
                                              Policy      Losses, Claims                 Claims and
                                            Acquisition      and Loss       Unearned      Benefits     Premium
       Segment                                 Costs         Expenses      Premiums(1)   Payable (1)   Revenue
       -------                             ------------  ---------------  ------------   -----------   -------
2000:
Protection............................       $1,466.8       $ 4,814.4        $262.6        $ 33.5      $  430.6
Asset Gathering.......................          558.2         5,619.9                        (4.5)         63.4
Guaranteed & Structured...............
Financial Products....................            8.5        21,944.2          60.4           0.7         620.3
Investment Management.................             --              --            --            --            --
Corporate & Other.....................          355.0         6,471.6         348.3         224.0       1,076.1
                                             --------       ---------        ------        ------      --------
 Total................................       $2,388.5       $38,850.1        $671.3        $253.7      $2,190.4

1999:
Protection............................       $2,291.6       $15,035.0        $217.4        $112.1      $1,291.0
Asset Gathering.......................          521.5         5,166.8            --           0.2          17.2
Guaranteed & Structured...............
Financial Products....................            8.4        20,310.4          56.1           0.5         298.2
Investment Management.................             --              --            --            --            --
Corporate & Other.....................          321.2         6,629.1         216.7         246.1         804.9
                                             --------       ---------        ------        ------      --------
 Total................................       $3,142.7       $47,141.3        $490.2        $358.9      $2,411.3

1998:
Protection............................       $2,017.6       $14,093.6        $219.5        $ 85.5      $1,262.5
Asset Gathering.......................          425.2         4,850.0            --           0.2          19.8
Guaranteed & Structured...............
Financial Products....................            8.7        19,366.4          48.4           0.3         121.4
Investment Management.................             --              --            --            --            --
Corporate & Other.....................          251.0         3,865.0         105.9         800.3         705.3
                                             --------       ---------        ------        ------      --------
 Total................................       $2,702.5       $42,175.0        $373.8        $886.3      $2,109.0

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  As of December 31, 2000, 1999 and 1998 and for each of the years then ended
                                 (in millions)

                                                                                 Amortization of
                                                                Benefits,        Deferred Policy
                                                             Claims, Losses,    Acquisition Costs,
                                                    Net            and          Excluding Amounts       Other
                                                Investment      Settlement     Related to Realized    Operating
       Segment                                    Income         Expenses        Investment Gains      Expenses
       -------                                  ----------   ---------------   -------------------    ---------
2000:
Protection.................................      $  604.8        $  633.5             $ 55.5           $  395.8
Asset Gathering............................         445.8           371.3               78.8              557.4
Guaranteed & Structured....................
Financial Products.........................       1,741.9         1,963.5                2.6               77.5
Investment Management......................          22.7              --                 --              132.7
Corporate & Other..........................         435.8         1,124.2               46.9              344.3
                                                 --------        --------             ------           --------
 Total.....................................      $3,251.0        $4,092.5             $183.8           $1,507.7

1999:
Protection.................................      $1,101.9        $1,595.0             $ 69.2           $  401.2
Asset Gathering............................         388.6           299.3               53.5              542.1
Guaranteed & Structured....................
Financial Products.........................       1,681.3         1,959.9                3.1               88.1
Investment Management......................          45.9              --                 --              127.2
Corporate & Other..........................         350.8         1,278.8               38.4              225.8
                                                 --------        --------             ------           --------
 Total.....................................      $3,568.5        $5,133.0             $164.2           $1,384.4

1998:
Protection.................................      $1,061.2        $1,424.4             $165.4           $  418.3
Asset Gathering............................         378.0           296.3               46.8              504.9
Guaranteed & Structured....................
Financial Products.........................       1,576.3         1,411.5                3.7               92.6
Investment Management......................          24.1              --                 --              117.8
Corporate & Other..........................         288.4           950.4               45.3              224.2
                                                 --------        --------             ------           --------
 Total.....................................      $3,328.0        $4,082.6             $261.2           $1,357.8

(1) Unearned premiums and other policy claims and benefits payable are included in Column C amounts.

(2) Allocations of net investment income and certain operating expenses are based on a number of assumptions and estimates, and reporting operating results would change by segment if different methods were applied.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                           SCHEDULE IV -- REINSURANCE

  As of December 31, 2000, 1999 and 1998 and for each of the years then ended:
                                 (in millions)

                                                                                                    Percentage
                                                               Ceded to     Assumed                  of Amount
                                                     Gross       Other    from Other                  Assumed
                                                     Amount    Companies   Companies   Net Amount     to Net
                                                     ------    ---------  ----------   ----------   ----------
2000
Life insurance in force.........................   $346,720.6  $91,827.1   $27,489.1   $282,382.6       9.7%
                                                   ----------  ---------   ---------   ----------     =====
Premiums:
Life insurance..................................   $  1,818.8  $   370.6   $    23.9   $  1,472.1       1.6%
Accident and health insurance...................      1,338.6    1,061.5       441.2        718.3      61.4%
P&C.............................................           --         --          --           --       0.0%
                                                   ----------  ---------   ---------   ----------     -----
  Total.........................................   $  3,157.4  $ 1,432.1   $   465.1   $  2,190.4      21.2%
                                                   ==========  =========   =========   ==========     =====

1999
Life insurance in force.........................   $380,019.3  $83,232.3   $29,214.6   $326,001.6       9.0%
                                                   ----------  ---------   ---------   ----------     =====
Premiums:
Life insurance..................................   $  2,292.8  $   468.5   $   139.4   $  1,963.7       7.1%
Accident and health insurance...................      1,142.4      868.2       173.1        447.3      38.7%
P&C.............................................           --         --          --          0.3     100.0%
                                                   ----------  ---------   ---------   ----------     -----
  Total.........................................   $  3,435.2  $ 1,336.7   $   312.8   $ 2,411.13      13.0%
                                                   ==========  =========   =========   ==========     =====

1998
Life insurance in force.........................   $324,597.7  $88,662.6   $29,210.1   $265,145.2      11.0%
                                                   ----------  ---------   ---------   ----------     =====
Premiums:
Life insurance..................................   $  1,871.9  $   327.6   $   221.0   $  1,765.3      12.5%
Accident and health insurance...................        956.5      743.7       130.9        343.7      38.1%
P&C.............................................          7.1        9.0         1.9                    0.0%
                                                   ----------  ---------   ---------   ----------     -----
  Total.........................................   $  2,835.5  $ 1,080.3   $   353.8   $  2,109.0      16.8%
                                                   ==========  =========   =========   ==========     =====


Note: The life insurance caption represents principally premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment products and universal life insurance products.

                        UNAUDITED FINANCIAL STATEMENTS

                                      FOR

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                              SECOND QUARTER 2001



                          [To Be added by Amendment]

                         Report of Independent Auditors

To the Policyholders of,
John Hancock Variable Life Insurance Account UV of John Hancock Mutual Life Insurance Company

  We have audited the accompanying statement of assets and liabilities of John Hancock Variable Life Insurance Account UV (the Account) (comprising, respectively, the Large Cap Growth, Active Bond (formerly, Sovereign Bond), International Equity Index, Small Cap Growth, Global Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond (formerly, Strategic Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Clifton Enhanced US Equity, Large Cap Aggressive Growth, Fundamental Growth (formerly, Fundamental Mid Cap Growth), Aim V.I. Value, Fidelity VIP Growth, Fidelity VIP II Contrafund, Janus Aspen Global Technology, Janus Aspen Worldwide Growth, and MFS New Discovery Series Subaccounts) as of December 31, 2000, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting John Hancock Mutual Life Insurance Account UV at December 31, 2000, the results of their operations and changes in their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States.

                                                           /S/ ERNST & YOUNG LLP

Boston, Massachusetts
February 13, 2001

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2000


                                                                                           International
                                                                  Large Cap     Active        Equity       Small Cap
                                                                   Growth        Bond          Index         Growth
                                                                 Subaccount   Subaccount    Subaccount     Subaccount
                                                                 ----------   ----------   -------------   ----------
Assets
Cash............................................................          --           --           --             --
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value....................................... $40,309,354  $87,068,487   $6,443,455     $6,381,819
Investments in shares of portfolios of Outside Trust, at value..          --           --           --             --
Policy loans and accrued interest receivable....................   2,988,024   10,894,073      440,884          8,939
Receivable from:
  John Hancock Variable Series Trust I..........................      78,996       43,980        3,951             --
  Portfolio of Outside Trusts...................................          --           --           --             --
                                                                 -----------  -----------   ----------     ----------
Total assets....................................................  43,376,374   98,006,540    6,888,290      6,390,758
Liabilities
Payable to:
  John Hancock Variable Life Insurance Company..................      76,877       40,173        3,625          8,618
  Portfolio of Outside Trusts...................................          --           --           --             --
Asset charges payable...........................................       2,119        3,807          326            321
                                                                 -----------  -----------   ----------     ----------
Total liabilities...............................................      78,996       43,980        3,951          8,939
                                                                 -----------  -----------   ----------     ----------
Net assets...................................................... $43,297,378  $97,962,560   $6,884,339     $6,381,819
                                                                 ===========  ===========   ==========     ==========

                                                                   Global       Mid Cap     Large Cap       Money
                                                                  Balanced       Growth       Value         Market
                                                                 Subaccount    Subaccount   Subaccount    Subaccount
                                                                 ----------    ----------   ----------    ----------
Assets
Cash............................................................         --            --           --    $    (1,285)
Investments in shares of portfolios of John Hancock Variable
 Series Trust I, at value.......................................   $173,721   $14,676,946  $14,990,188     23,979,125
Investments in shares of portfolios of Outside Trusts, at
value...........................................................         --            --           --             --
Policy loans and accrued interest receivable....................         --            --           --      2,237,889
Receivable from:
  John Hancock Variable Series Trust I..........................        171        29,614       13,493        413,212
  Portfolio of Outside Trust....................................         --            --           --             --
                                                                   --------   -----------  -----------    -----------
Total assets....................................................    173,892    14,706,560   15,003,681     26,628,941
Liabilities
Payable to:
  John Hancock Variable Life Insurance Company..................        162        28,877       12,748        411,972
  Portfolio of Outside Trusts...................................         --            --           --             --
Asset charges payable...........................................          9           737          745          1,241
                                                                   --------   -----------  -----------    -----------
Total liabilities...............................................        171        29,614       13,493        413,213
                                                                   --------   -----------  -----------    -----------
Net assets......................................................   $173,721   $14,676,946  $14,990,188    $26,215,728
                                                                   ========   ===========  ===========    ===========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                               December 31, 2000

                                                                   Mid Cap   Small/Mid Cap  Real Estate     Growth &
                                                                    Value       Growth        Equity         Income
                                                                 Subaccount   Subaccount    Subaccount     Subaccount
                                                                 ----------  -------------  -----------    ----------
Assets
Cash...........................................................          --           --    $        3              --
Investments in shares of portfolios of John Hancock Variable
  Series Trust I, at value.....................................  $8,399,009   $5,855,422     5,654,199    $233,488,134
Investments in shares of portfolios of Outside Trust, at
  value........................................................          --           --            --              --
Policy loans and accrued interest receivable...................          --           --       348,571      33,998,401
Receivable from:
  John Hancock Variable Series Trust I.........................                     8,739        26,900          49,159
  Portfolio of Outside Trusts..................................      52,486           --            --              --
                                                                 ----------   ----------    ----------    ------------
Total assets...................................................   8,451,495    5,864,161     6,029,673     267,535,694
Liabilities
Payable to:
  John Hancock Variable Life Insurance Company.................      52,072        8,446        26,610          39,397
  Portfolio of Outside Trusts..................................          --           --            --              --
Asset charges payable..........................................         414          293           290           9,763
                                                                 ----------   ----------    ----------    ------------
Total liabilities..............................................      52,486        8,739        26,900          49,160
                                                                 ----------   ----------    ----------    ------------
Net assets.....................................................  $8,399,009   $5,855,422    $6,002,773    $267,486,534
                                                                 ==========   ==========    ==========    ============

                                                                                Short-Term  Small Cap    International
                                                                   Managed         Bond       Equity     Opportunities
                                                                  Subaccount    Subaccount  Subaccount    Subaccount
                                                                  ----------    ----------  ----------   -------------
ASSETS
Cash...........................................................  $       (685)         --           --             --
Investments in shares of portfolios of John Hancock Variable
  Series Trust I, at value.....................................    98,868,851    $356,968   $4,141,822    $10,859,971
Investments in shares of portfolios of Outside Trust, at
  value........................................................            --          --           --             --
Policy loans and accrued interest receivable...................    13,608,061          --           --             --
Receivable from:
  John Hancock Variable Series Trust I.........................        17,989         192        1,324         13,244
  Outside Trust................................................            --          --           --             --
                                                                 ------------    --------   ----------    -----------
Total assets...................................................   112,494,216     357,160    4,143,146     10,873,215
Liabilities
Payable to:
  John Hancock Variable Life Insurance Company.................        12,682         174        1,117         12,716
  Outside Trust................................................            --          --           --             --
Asset charges payable..........................................         5,307          18          207            528
                                                                 ------------    --------   ----------    -----------
Total liabilities..............................................        17,989         192        1,324         13,244
                                                                 ------------    --------   ----------    -----------
Net assets.....................................................  $112,476,227    $356,968   $4,141,822    $10,859,971
                                                                 ============    ========   ==========    ===========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                               December 31, 2000

                                                                        Brandes
                                Equity       Global    Turner Core   International
                                 Index        Bond       Growth         Equity
                              Subaccount   Subaccount  Subaccount     Subaccount
                              ----------   ----------  -----------   -------------
Assets
Cash......................             --          --         --              --
Investments in shares of
 portfolios of John
 Hancock Variable
 Series Trust I, at
 value....................    $50,096,716  $1,139,861         --              --
Investments in shares of
 portfolios of Outside
 Trust, at value..........             --          --   $370,494      $1,169,206
Policy loans and
  accrued interest
 receivable...............             --          --         --              --
Receivable from:
 John Hancock Variable
  Series Trust I..........         10,356         243         --              --
 Portfolio of Outside
  Trusts..................             --          --         18              57
                              -----------  ----------   --------      ----------
Total assets..............     50,107,072   1,140,104    370,512       1,169,263
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance Company..          7,866         187         --              --
 Portfolio of Outside
  Trusts..................             --          --         --              --
Asset charges payable.....          2,490          56         18              57
                              -----------  ----------   --------      ----------
Total liabilities.........         10,356         243         18              57
                              -----------  ----------   --------      ----------
Net assets................    $50,096,716  $1,139,861   $370,494      $1,169,206
                              ===========  ==========   ========      ==========


                                Frontier
                                Capital        Emerging                  Small/Mid
                              Appreciation  Markets Equity  Bond Index    Cap Core
                               Subaccount     Subaccount    Subaccount   Subaccount
                              ------------  --------------  ----------   ----------
Assets
Cash......................            --             --            --           --
Investments in shares
 of portfolios of John
 Hancock Variable
 Series Trust I, at
 value....................            --       $741,352      $265,912     $559,551
Investments in shares
 of portfolios of
 Outside Trust, at
 value....................      $516,716             --            --           --
Policy loans and
 accrued interest
 receivable...............            --             --            --           --
Receivable from:
 John Hancock Variable
  Series Trust I..........            --          7,964            13           28
 Portfolio of Outside
  Trusts..................            26             --            --           --
                                --------       --------      --------     --------
Total assets..............       516,742        749,316       265,925      559,579
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance
  Company.................            --          7,928            --           --
 Portfolio of Outside
  Trusts..................            --             --            --           --
Asset charges payable.....            26             36            13           28
                                --------       --------      --------     --------
Total liabilities.........            26          7,964            13           28
                                --------       --------      --------     --------
Net assets................      $516,716       $741,352      $265,912     $559,551
                                ========       ========      ========     ========


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                               December 31, 2000

                            High                       Large Cap
                           Yield     Clifton Enhanced  Aggressive   Fundamental
                            Bond        US Equity        Growth       Growth
                         Subaccount     Subaccount     Subaccount   Subaccount
                         ----------  ----------------  ----------   -----------
Assets
Cash....................         --           --             --            --
Investments in shares
 of portfolios of John
 Hancock Variable
 Series Trust I, at
 value.................. $1,379,867      $23,295         $1,934       $13,253
Investments in shares
 of portfolios of
 Outside Trust, at
 value..................         --           --             --            --
Policy loans and
 accrued interest
 receivable.............         --           --             --            --
Receivable from:                                             --            --
 John Hancock Variable
  Series Trust I........         68            1             --             1
 Portfolio of Outside
  Trusts................         --           --             --            --
                         ----------      -------         ------       -------
Total assets............  1,379,935       23,296          1,934        13,254
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance
  Company ..............         --           --             --             1
 Portfolio of Outside
  Trusts................         --           --             --            --
Asset charges payable...         68            1             --            --
                         ----------      -------         ------       -------
Total liabilities.......         68            1             --             1
                         ----------      -------         ------       -------
Net assets.............. $1,379,867      $23,295         $1,934       $13,253
                         ==========      =======         ======       =======


                                                                        Janus Aspen
                                         Fidelity VIP   Fidelity VIP II     Global
                         AIM V.I. Value     Growth       Contrafund      Technology
                           Subaccount     Subaccount     Subaccount      Subaccount
                         --------------  ------------  ---------------   ----------
Assets
Cash....................         --             --             --              --
Investments in shares
 of portfolios of John
 Hancock Variable
 Series Trust I, at
 value..................         --             --             --              --
Investments in shares
 of portfolios of
 Outside Trust, at
 value..................     $5,292         $4,228         $6,507          $3,755
Policy loans and
 accrued interest
 receivable.............         --             --             --              --
Receivable from:                                               --              --
 John Hancock Variable
  Series Trust I........         --             --             --              --
 Portfolio of Outside
  Trusts................         --             --             --              --
                             ------         ------         ------          ------
Total assets............      5,292          4,228          6,507           3,755
Liabilities
Payable to:
 John Hancock Variable
  Life Insurance
  Company...............         --             --             --              --
 Portfolio of Outside
  Trusts................         --             --             --              --
Asset charges payable...         --             --             --              --
                             ------         ------         ------          ------
Total liabilities.......         --             --             --              --
                             ------         ------         ------          ------
Net assets..............     $5,292         $4,228         $6,507          $3,755
                             ======         ======         ======          ======


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                               December 31, 2000


                                                      Janus Aspen    MFS New
                                                       Worldwide    Discovery
                                                        Growth        Series
                                                      Subaccount    Subaccount
                                                      -----------   ----------
Assets
Cash  ...............................................       --            --
Investments in shares of portfolios of John Hancock
 Variable
 Series Trust I, at value............................       --            --
Investments in shares of portfolios of Outside
 Trust, at value.....................................   $4,664       $18,807
Policy loans and accrued interest receivable.........       --            --
Receivable from:
 John Hancock Variable Series Trust I................       --            --
 Portfolio of Outside Trusts.........................       --             1
                                                        ------       -------
Total assets.........................................    4,664        18,808
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company........       --            --
 Portfolio of Outside Trusts.........................       --            --
Asset charges payable................................       --             1
                                                        ------       -------
Total liabilities....................................       --             1
                                                        ------       -------
Net assets...........................................   $4,664       $18,807
                                                        ======       =======


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                           STATEMENTS OF OPERATIONS

                     Years and Periods ended December 31,


                                            Large Cap Growth Subaccount                Active Bond Subaccount
                                        -------------------------------------  --------------------------------------
                                            2000          1999        1998        2000          1999           1998
                                        -------------  ----------  ----------  ------------  ------------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.. $  6,351,461   $6,381,711  $2,836,032  $ 5,048,654   $ 5,184,234    $5,266,576
 Outside Trusts........................           --           --          --           --            --            --
 Interest income on policy loans.......      223,081      161,454     128,186      769,530       750,673       727,807
                                        ------------   ----------  ----------  -----------   -----------    ----------
Total investment income................    6,574,542    6,543,165   2,964,218    5,818,184     5,934,907     5,994,383
Expenses:
 Mortality and expense risks...........      286,716      213,770     143,859      485,231       452,925       415,570
                                        ------------   ----------  ----------  -----------   -----------    ----------
Net investment income..................    6,287,826    6,329,395   2,820,359    5,332,953     5,481,982     5,578,813
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)...........    1,809,410    1,146,308     433,509   (1,058,175)     (388,883)     (142,628)
 Net unrealized appreciation
  (depreciation) during the period.....  (17,039,660)     320,087   4,558,660    3,862,398    (5,439,148)     (102,600)
                                        ------------   ----------  ----------  -----------   -----------    ----------
Net realized and unrealized gain
 (loss) on investments.................  (15,230,250)   1,466,395   4,992,169    2,804,223    (5,828,031)     (245,228)
                                        ------------   ----------  ----------  -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from operations............. $ (8,942,424)  $7,795,790  $7,812,528  $ 8,137,176   $  (346,049)   $5,333,585
                                        ============   ==========  ==========  ===========   ===========    ==========


                                         International Equity Index Subaccount        Small Cap Growth Subaccount
                                        --------------------------------------    -------------------------------------
                                            2000            1999         1998        2000          1999           1998
                                        --------------  ------------  ----------  ------------  ----------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..  $   334,135     $  212,869    $743,339   $   621,346   $   43,433    $     --
 Outside Trusts........................           --             --          --            --           --          --
 Interest income on policy loans.......       29,828         20,538      17,802            --           --          --
                                         -----------     ----------    --------   -----------   ----------    --------
Total investment income................      363,963        233,407     761,141       621,346      543,433          --
Expenses:
 Mortality and expense risks...........       41,808         32,838      26,542        39,379       15,809       8,233
                                         -----------     ----------    --------   -----------   ----------    --------
Net investment income (loss)...........      322,155        200,569     734,599       581,967      527,624      (8,233)
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains....................       76,586         62,140      52,891       159,388       48,210      21,741
 Net unrealized appreciation
  (depreciation) during the period.....   (1,706,468)     1,295,768      13,239    (2,654,137)   1,125,829     204,674
                                         -----------     ----------    --------   -----------   ----------    --------
Net realized and unrealized gain
 (loss) on investments.................   (1,629,882)     1,357,908      66,130    (2,494,749)   1,174,039     226,415
                                         -----------     ----------    --------   -----------   ----------    --------
Net increase (decrease) in net assets
 resulting from operations.............  $(1,307,727)    $1,558,477    $800,729   $(1,912,782)  $1,701,663    $218,182
                                         ===========     ==========    ========   ===========   ==========    ========



See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,


                                         Global Balanced Subaccount        Mid Cap Growth Subaccount
                                         ----------------------------  -------------------------------------
                                           2000      1999      1998        2000          1999        1998
                                         ---------  --------  -------  -------------  ----------  ----------
Investment income:
Distributions received  from:
John Hancock Variable Series Trust I...  $  8,232   $17,211   $12,240  $  2,284,720   $1,373,009   $130,303
 Outside Trusts........................        --        --        --            --           --         --
 Interest income on policy loans.......        --        --        --            --           --         --
                                         --------   -------   -------  ------------   ----------   --------

Total investment income................     8,232    17,211    12,240     2,284,720    1,373,009    130,303
Expenses:
 Mortality and expense risks...........     1,034     1,267       826       101,903       34,834      5,242
                                         --------   -------   -------  ------------   ----------   --------
Net investment income..................     7,198    15,944    11,414     2,182,817    1,338,175    125,061
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)...........    (3,641)    1,061     1,050     1,892,763      420,826     26,192
 Net unrealized appreciation
  (depreciation) during the period.....   (21,945)   (8,559)   12,294   (11,690,290)   4,283,452    193,946
                                         --------   -------   -------  ------------   ----------   --------
Net realized and unrealized gain
 (loss) on investments.................   (25,586)   (7,498)   13,344    (9,797,527)   4,704,278    220,138
                                         --------   -------   -------  ------------   ----------   --------
Net increase (decrease) in net
 assets resulting from
 operations............................  $(18,388)  $ 8,446   $24,758  $ (7,614,710)  $6,042,453   $345,199
                                         ========   =======   =======  ============   ==========   ========

                                            Large Cap Value Subaccount            Money Market Subaccount
                                         ---------------------------------  -----------------------------------
                                            2000        1999        1998       2000        1999           1998
                                         -----------  ----------  --------  ----------  ----------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I..  $  759,319   $ 511,132   $185,232  $1,260,525  $1,134,371   $2,249,510
 Outside Trusts........................          --          --         --          --          --           --
 Interest income on policy loans.......          --          --         --     162,299     155,491      154,162
                                         ----------   ---------   --------  ----------  ----------   ----------
Total investment income................     759,319     511,132    185,232   1,422,824   1,289,862    2,403,672
Expenses:
 Mortality and expense risks...........      65,992      36,983     15,356     132,261     146,758      263,735
                                         ----------   ---------   --------  ----------  ----------   ----------
Net investment income..................     693,327     474,149    169,876   1,290,563   1,143,104    2,139,937
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)...........     (47,306)    123,242     68,953          --          --           --
 Net unrealized appreciation
  (depreciation) during the period.....     854,807    (499,454)    64,132          --          --           --
                                         ----------   ---------   --------  ----------  ----------   ----------
Net realized and unrealized gain
 (loss) on investments.................     807,501    (376,212)   133,085          --          --           --
                                         ----------   ---------   --------  ----------  ----------   ----------
Net increase in net assets
 resulting from operations.............  $1,500,828   $  97,937   $302,961  $1,290,563  $1,143,104   $2,139,937
                                         ==========   =========   ========  ==========  ==========   ==========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,


                                              Mid Cap Value Subaccount        Small/mid Cap Growth Subaccount
                                         ----------------------------------   --------------------------------
                                            2000        1999        1998        2000        1999         1998
                                         -----------  ----------  ----------  ----------  ----------  ----------
Investment income:
Distributions received
 from:
 John Hancock Variable Series Trust I..  $  861,684   $  30,563   $  53,920   $ 603,438   $ 840,786    $ 93,281
 Outside Trusts.......................           --          --          --          --          --          --
 Interest income on policy loans......           --          --          --          --          --          --
                                         ----------   ---------   ---------   ---------   ---------    --------
Total investment income...............      861,684      30,563      53,920     603,438     840,786      93,281
Expenses:
 Mortality and expense risks..........       36,705      28,106      34,857      32,879      30,491      26,942
                                         ----------   ---------   ---------   ---------   ---------    --------
Net investment income.................      824,979       2,457      19,063     570,559     810,295      66,339
Net realized and  unrealized gain
 (loss) on investments:
 Net realized gains (losses)..........      (47,013)   (547,518)     74,634    (136,669)     16,952      33,249
 Net unrealized appreciation
  (depreciation) during the period....      853,987     657,486    (944,401)     (2,663)   (590,295)    126,465
                                         ----------   ---------   ---------   ---------   ---------    --------
Net realized and unrealized gain
 (loss) on investments................      806,974     109,968    (869,767)   (139,332)   (573,343)    159,714
                                         ----------   ---------   ---------   ---------   ---------    --------
Net increase (decrease) in net
 assets resulting from operations.....   $1,631,953   $ 112,425   $(850,704)  $ 431,227   $ 236,952    $226,053
                                         ==========   =========   =========   =========   =========    ========


                                           Real Estate Equity Subaccount             Growth & Income Subaccount
                                        ------------------------------------   ---------------------------------------
                                           2000        1999         1998           2000          1999            1998
                                        -----------  ----------  ------------  -------------  -----------  -------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I.. $  471,363   $ 262,930   $   343,976   $ 43,732,520   $35,057,066   $26,306,209
 Outside Trusts........................         --          --            --             --            --            --
 Interest income on policy loans.......     21,486      17,361        17,260      2,428,588     2,279,107     1,996,131
                                        ----------   ---------   -----------   ------------   -----------   -----------
Total investment income................    492,849     280,291       361,236     46,161,108    37,336,173    28,302,340
Expenses:
 Mortality and expense risks...........     27,585      24,900        33,890      1,733,223     1,779,482     1,466,469
                                        ----------   ---------   -----------   ------------   -----------   -----------
Net investment income..................    465,264     255,391       327,346     44,427,885    35,556,691    26,835,871
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)...........   (159,205)   (168,994)      158,205     18,300,286     5,502,422     3,223,935
 Net unrealized appreciation
  (depreciation) during the period.....    919,904    (220,380)   (1,546,717)   (96,829,044)    2,405,417    32,918,552
                                        ----------   ---------   -----------   ------------   -----------   -----------
Net realized and unrealized gain
 (loss) on investments.................    760,699    (389,374)   (1,388,512)   (78,528,758)    7,907,839    36,142,487
                                        ----------   ---------   -----------   ------------   -----------   -----------
Net increase (decrease) in net assets
 resulting from operations............. $1,225,963   $(133,983)  $(1,061,166)  $(34,100,873)  $43,464,530   $62,978,358
                                        ==========   =========   ===========   ============   ===========   ===========


See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,


                                  Managed Subaccount               Short-term Bond Subaccount
                        ----------------------------------------  ----------------------------
                            2000          1999          1998       2000       1999       1998
                        -------------  ------------  -----------  --------  ---------  -------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I....... $ 11,757,304   $ 9,998,433   $ 9,347,788  $17,131   $ 15,539    $27,350
 Outside Trusts........           --            --            --       --         --         --
 Interest income on
  policy loans.........           --       953,686       854,487       --         --         --
                        ------------   -----------   -----------  -------   --------    -------
Total investment
 income................   11,757,304    10,952,119    10,202,275   17,131     15,539     27,350
Expenses:
 Mortality and expense
  risks................      664,664       649,802       577,276    1,637      1,497      2,680
                        ------------   -----------   -----------  -------   --------    -------
Net investment income     11,092,640    10,302,317     9,624,999   15,494     14,042     24,670
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized gains
  (losses).............    1,551,519       996,546       791,245   (2,287)    (8,638)       265
 Net unrealized
  appreciation
  (depreciation)
  during the period....  (12,278,637)   (2,108,530)    6,629,458    6,756     (2,442)    (4,247)
                        ------------   -----------   -----------  -------   --------    -------
Net realized and
 unrealized gain
 (loss) on
 investments...........  (10,727,118)   (1,111,984)    7,420,703    4,469    (11,080)    (3,982)
                        ------------   -----------   -----------  -------   --------    -------
Net increase in net
 assets
 resulting from
 operations............ $    365,522   $ 9,190,333   $17,045,702  $19,963   $  2,962    $20,688
                        ============   ===========   ===========  =======   ========    =======




                           Small Cap Equity Subaccount       International Opportunities Subaccount
                        ---------------------------------   ---------------------------------------
                          2000        1999        1998          2000           1999            1998
                        ----------  ----------  ---------   --------------  ----------  -----------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I....... $ 321,253   $  79,585   $  12,675    $   617,754     $241,151      $ 33,443
 Outside Trusts........        --          --          --             --           --            --
 Interest income on
  policy loans.........        --          --          --             --           --            --
                        ---------   ---------   ---------    -----------     --------      --------
Total investment
 income................   321,253      79,585      12,675        617,754      241,151        33,443
Expenses:
 Mortality and expense
  risks................    23,745      17,680      11,853         53,038       17,937        21,581
                        ---------   ---------   ---------    -----------     --------      --------
Net investment income     297,508      61,905         822        564,716      223,214        11,862
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized gains
  (losses).............  (110,857)    (33,134)     29,257        348,813      155,412        33,474
 Net unrealized
  appreciation
  (depreciation)
  during the period....  (668,463)   (148,401)   (105,331)    (2,497,504)     387,412       272,314
                        ---------   ---------   ---------    -----------     --------      --------
Net realized and
 unrealized gain
 (loss) on
 investments...........  (779,320)   (181,535)    (76,074)    (2,148,691)     542,824       305,788
                        ---------   ---------   ---------    -----------     --------      --------
Net increase
 (decrease) in net
 assets
 resulting from
 operations............ $(481,812)  $(119,630)  $ (75,252)   $(1,583,975)    $766,038      $317,650
                        =========   =========   =========    ===========     ========      ========



See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,


                              Equity Index Subaccount            Global Bond Subaccount
                        ------------------------------------  -----------------------------
                           2000          1999        1998       2000       1999       1998
                        ------------  ----------  ----------  ---------  ---------  -------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I....... $ 2,327,055   $  593,325  $  185,267  $ 63,032   $ 37,862    $19,628
 Outside Trusts........          --           --          --        --         --         --
 Interest income on
  policy loans.........          --           --          --        --         --         --
                        -----------   ----------  ----------  --------   --------    -------
Total investment
 income................   2,327,055      593,325     185,267    63,032     37,862     19,628
Expenses:
 Mortality and expense
  risks................     185,175       63,950      27,141     5,624      4,084      1,979
                        -----------   ----------  ----------  --------   --------    -------
Net investment income     2,141,880      529,375     158,126    57,408     33,778     17,649
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized gains
  (losses).............     485,643      271,978     443,879   (14,302)      (151)     3,991
 Net unrealized
  appreciation
  (depreciation)
  during the period....  (8,035,375)   1,282,937     585,673    63,359    (52,953)    4,,308
                        -----------   ----------  ----------  --------   --------    -------
Net realized and
 unrealized gain
 (loss) on
 investments...........  (7,549,732)   1,554,915   1,029,552    49,057    (53,104)     8,299
                        -----------   ----------  ----------  --------   --------    -------
Net increase
 (decrease) in net
 assets
 resulting from
 operations............ $(5,407,852)  $2,084,290  $1,187,678  $106,465   $(19,326)   $25,948
                        ===========   ==========  ==========  ========   ========    =======



                        Turner Core Growth Subaccount    Brandes International Equity Subaccount
                        ------------------------------   ----------------------------------------
                           2000        1999      1998       2000          1999             1998
                        -----------  --------  --------  ------------  -----------  --------------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I.......        --         --        --          --            --             --
 Outside Trusts........ $  52,832    $19,328   $ 2,231    $ 92,935      $ 16,354        $14,444
 Interest income on
  policy loans.........        --         --        --          --            --             --
                        ---------    -------   -------    --------      --------        -------
Total investment
 income................    52,832     19,328     2,231      92,935        16,354         14,444
Expenses:
 Mortality and expense
  risks................     2,215      1,139       565       4,973         2,166          1,158
                        ---------    -------   -------    --------      --------        -------
Net investment income      50,617     18,189     1,666      87,962        14,188         13,286
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized gains....    20,969     26,736     2,780      13,902        11,526            600
 Net unrealized
  appreciation
  (depreciation)
  during the period....  (120,040)    23,628    22,686     (35,201)      122,734          8,581
                        ---------    -------   -------    --------      --------        -------
Net realized and
 unrealized gain
 (loss) on
 investments...........   (99,071)    50,364    25,466     (21,299)      134,260          9,181
                        ---------    -------   -------    --------      --------        -------
Net increase
 (decrease) in net
 assets
 resulting from
 operations............ $ (48,454)   $68,553   $27,132    $ 66,663      $148,448        $22,467
                        =========    =======   =======    ========      ========        =======



See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                     Years and periods ended December 31,


                                         Frontier Capital Appreciation Subaccount    Emerginng Markets Equity Subaccount
                                        -----------------------------------------    ------------------------------------
                                            2000            1999          1998           2000          1999         1998*
                                        --------------  -------------  ------------  -------------  -----------  --------
Investment income:
Distributions received from:
 John Hancock Variable Series
 Trust I...............................          --             --            --      $  63,791      $ 15,636       $  1
 Outside Trusts........................   $ 133,836       $ 13,028       $12,832             --            --         --
 Interest income on policy loans.......          --             --            --             --            --         --
                                          ---------       --------       -------      ---------      --------       ----
Total investment income................     133,836         13,028        12,832         63,791        15,636          1
Expenses:
 Mortality and expense risks...........       3,700          4,257        13,446          5,200           466         --
                                          ---------       --------       -------      ---------      --------       ----
Net investment income (loss)...........     130,136          8,771          (614)        58,591        15,170          1
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)...........      68,311        (59,550)       23,061         19,902         1,838         (1)
 Net unrealized appreciation
  (depreciation) during the
  period...............................    (175,994)        89,369          (840)      (571,486)       92,713        (48)
                                          ---------       --------       -------      ---------      --------       ----
Net realized and unrealized gain
 (loss) on investments.................    (107,683)        29,819        22,221       (551,584)       94,551        (49)
                                          ---------       --------       -------      ---------      --------       ----
Net increase (decrease) in net assets
 resulting from operations.............   $  22,453       $ 38,590       $21,607      $(492,993)     $109,721       $(48)
                                          =========       ========       =======      =========      ========       ====


                                                       Bond Index Subaccount        Small/Mid Cap CORE Subaccount
                                                  --------------------------------  ------------------------------
                                                   2000      1999          1998*      2000        1999      1998*
                                                  --------  --------  ------------  ----------  --------  --------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I...............................   $ 7,273   $ 2,971      $ 296      $ 22,843    $ 6,699    $    --
 Outside Trusts................................        --        --         --            --         --         --
 Interest income on
  policy loans.................................        --        --         --            --         --         --
                                                  -------   -------      -----      --------    -------    -------
Total investment
 income........................................     7,273     2,971        296        22,843      6,699         --
Expenses:
 Mortality and expense
  risks........................................       561       270         11         1,051        335         48
                                                  -------   -------      -----      --------    -------    -------
Net investment income
 (loss)........................................     6,712     2,701        285        21,792      6,364        (48)
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized gains
  (losses).....................................      (607)   (1,613)       (26)        1,505      1,093     (1,957)
 Net unrealized
  appreciation
  (depreciation)
  during the period............................     6,100    (1,753)      (147)      (13,928)     4,719      1,888
                                                  -------   -------      -----      --------    -------    -------
Net realized and
 unrealized gain
 (loss) on
 investments...................................     5,493    (3,366)      (173)      (12,423)     5,812        (69)
                                                  -------   -------      -----      --------    -------    -------
Net increase
 (decrease) in net
 assets
 resulting from
 operations....................................   $12,205   $  (665)     $ 112      $  9,369    $12,176    $  (117)
                                                  =======   =======      =====      ========    =======    =======

  -------------------------

* From May 1, 1998 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,


                                                                                             Large Cap
                                                                                            Aggressive
                                                                    Clifton Enhanced US       Growth
                                     High Yield Bond Subaccount      Equity Subaccount      Subaccount
                                     ---------------------------   ---------------------   -------------
                                       2000       1999     1998*      2000       1999**       2000***
                                     ---------  --------  ------   ----------  ---------  --------------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I..................   $  84,101   $ 3,011   $  50         --          --       $  36
 Outside Trusts...................          --        --      --    $ 3,328      $1,435          --
 Interest income on
  policy loans....................          --        --      --         --          --          --
                                     ---------   -------   -----    -------      ------       -----
Total investment
 income...........................      84,101     3,011      50      3,328       1,435          36
Expenses:
 Mortality and expense
  risks...........................       5,409       220       2        138          61           6
                                     ---------   -------   -----    -------      ------       -----
Net investment income.............      78,692     2,791      48      3,190       1,374          30
Net realized and
 unrealized gain
 (loss) on
 investments:
 Net realized gains
  (losses)........................     (12,114)     (396)   (108)       302          11          (8)
 Net unrealized
  appreciation
  (depreciation)
  during the period...............    (188,735)   (1,172)    (19)    (5,562)      1,285        (616)
                                     ---------   -------   -----    -------      ------       -----
Net realized and
 unrealized gain
 (loss) on
 investments......................    (200,849)   (1,568)   (127)    (5,260)      1,296        (624)
                                     ---------   -------   -----    -------      ------       -----
Net increase
 (decrease) in net
 assets
 resulting from
 operations.......................   $(122,157)  $ 1,223   $ (79)   $(2,070)     $2,670       $(594)
                                     =========   =======   =====    =======      ======       =====



                                     Fundamental   Aim V.I.    Fidelity VIP   Fidelity VIP II
                                        Growth       Value        Growth        Contrafund
                                      Subaccount   Subaccount   Subaccount      Subaccount
                                     -----------  -----------  ------------  -----------------
                                       2000***      2000***      2000***          2000***
                                     -----------  -----------  ------------  -----------------
Investment income:
Distributions received
 from:
 John Hancock Variable
  Series Trust I..................    $ 1,361      $   241           --              --
 Outside Trusts...................         --           --           --              --
 Interest income on
  policy loans....................         --           --           --              --
                                      -------      -------        -----           -----
Total investment
 income...........................      1,361          241           --              --
Expenses:
 Mortality and expense
  risks...........................         10           11        $   6           $  12
                                      -------      -------        -----           -----
Net investment income
 (loss)...........................      1,351          230           (6)            (12)
Net realized and
 unrealized
 (loss) on
 investments:
 Net realized
  (losses)........................        (10)         (11)          (7)             (4)
 Net unrealized
  (depreciation)
  during the period...............     (1,226)      (1,068)        (525)           (366)
                                      -------      -------        -----           -----
Net realized and
 unrealized
 (loss) on
 investments......................     (1,236)      (1,079)        (532)           (370)
                                      -------      -------        -----           -----
 Net increase
 (decrease) in net
 assets
 resulting from
 operations.......................    $   115      $  (849)       $(538)          $(382)
                                      =======      =======        =====           =====

 -------------------------

   * From May 1, 1998 (commencement of operations).
  ** From May 1, 1999 (commencement of operations).
 *** From April 24, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,

                                        Janus Aspen  Janus Aspen
                                          Global      Worldwide        MFS New
                                        Technology     Growth      Discovery Series
                                        Subaccount   Subaccount       Subaccount
                                        -----------  -----------  -----------------
                                         2000****     2000****         2000** *
                                        -----------  -----------  -----------------
Investment income:
Distributions received from:
 John Hancock Variable Series
  Trust I.............................        --             --              --
 Outside Trust........................   $    24          $   1              --
 Interest income on policy loans......        --             --              --
                                         -------          -----            ----
Total investment income...............        24              1              --
Expenses:
 Mortality and expense risks..........         8              8            $ 19
                                         -------          -----            ----
Net investment income (loss)..........        16             (7)            (19)
Net realized and unrealized gain
 (loss) on investments:
 Net realized (losses)................       (99)           (71)             (7)
 Net unrealized appreciation
  (depreciation) during the
  period..............................    (1,649)          (717)            197
                                         -------          -----            ----
Net realized and unrealized gain
 (loss) on investments................    (1,748)          (788)            190
                                         -------          -----            ----
Net increase (decrease) in net
 assets resulting from operations.....   $(1,732)         $(795)           $171
                                         =======          =====            ====

 _________________________

 *** From April 24, 2000 (commencement of operations).
**** From June 29, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      STATEMENTS OF CHANGES IN NET ASSETS

                      Years and periods ended December 31,


                                                  Large Cap Growth Subaccount                   Active Bond Subaccount
                                            ----------------------------------------   -----------------------------------------
                                                2000          1999          1998           2000           1999           1998
                                            -------------  ------------  -----------   --------------  ------------  -----------
Increase (decrease) in net assets from
 operations:
 Net investment income...................   $  6,287,826   $ 6,329,395   $ 2,820,359   $   5,332,953   $ 5,481,982    $ 5,578,813
 Net realized gains (losses).............      1,809,410     1,146,308       433,509      (1,058,175)     (388,883)      (142,628)
 Net unrealized appreciation
  (depreciation) during the period.......    (17,039,660)      320,087     4,558,660       3,862,398    (5,439,148)      (102,600)
                                            ------------   -----------   -----------   -------------   -----------    -----------
Net increase (decrease) in net assets
 resulting from operations...............     (8,942,424)    7,795,790     7,812,528       8,137,176      (346,049)     5,333,585
From policyholder transactions:
 Net premiums from policyholders.........     16,225,070    10,950,682     6,922,934      26,218,788    11,668,600     10,038,753
 Net benefits to policyholders...........     (8,421,666)   (5,776,293)   (3,869,320)    (17,903,281)   (7,543,864)    (7,974,328)
 Net increase in policy loans............        407,961            --            --         620,295            --             --
                                            ------------   -----------   -----------   -------------   -----------    -----------
Net increase in net assets resulting from
 policyholder transactions...............      8,211,365     5,174,389     3,053,614       8,935,802     4,124,736      2,064,425
                                            ------------   -----------   -----------   -------------   -----------    -----------
Net increase (decrease) in net assets....       (731,059)   12,970,179    10,866,142      17,072,978     3,778,687      7,398,010
Net assets at beginning of period........     44,028,437    31,058,258    20,192,116      80,889,582    77,110,895     69,712,885
                                            ------------   -----------   -----------   -------------   -----------    -----------
Net assets at end of period..............   $ 43,297,378   $44,028,437   $31,058,258   $  97,962,560   $80,889,582    $77,110,895
                                            ============   ===========   ===========   =============   ===========    ===========

                                                  International Equity Index Subaccount         Small Cap Growth Subaccount
                                                 ---------------------------------------   -------------------------------------
                                                    2000          1999          1998          2000          1999          1998
                                                 ------------  ------------  ------------  ------------  -----------  ----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss).................   $   322,155   $   200,569   $   734,599   $   581,967   $  527,624    $   (8,233)
 Net realized gains...........................        76,586        62,140        52,891       159,388       48,210        21,741
 Net unrealized appreciation (depreciation)
  during the
  period......................................    (1,706,468)    1,295,768        13,239    (2,654,137)   1,125,829       204,674
                                                 -----------   -----------   -----------   -----------   ----------    ----------
Net increase (decrease) in net assets resulting
 from operations..............................    (1,307,727)    1,558,477       800,729    (1,912,782)   1,701,663       218,182
From policyholder transactions:
 Net premiums from policyholders..............     2,208,528     1,634,643     1,489,281     4,738,730    1,398,160       891,480
 Net benefits to policyholders................    (1,307,479)   (1,119,500)   (1,357,312)     (956,063)    (390,180)     (269,586)
 Net increase in policy loans.................       110,023            --            --            --           --            --
                                                 -----------   -----------   -----------   -----------   ----------    ----------
Net increase in net assets resulting from
 policyholder transactions....................     1,011,072       515,143       141,969     3,782,667    1,007,980       621,894
                                                 -----------   -----------   -----------   -----------   ----------    ----------
Net increase (decrease) in net assets.........      (296,655)     2073,620       942,698     1,869,885    2,709,643       840,076
Net assets at beginning of period.............     7,180,994     5,107,374     4,164,676     4,511,934    1,802,291       962,215
                                                 -----------   -----------   -----------   -----------   ----------    ----------
Net assets at end of period...................   $ 6,884,339   $ 7,180,994   $ 5,107,374   $ 6,381,819   $4,511,934    $1,802,291
                                                 ===========   ===========   ===========   ===========   ==========    ==========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,


                                             Global Balanced Subaccount                   Mid Cap Growth Subaccount
                                           -------------------------------   ----------------------------------------------------
                                             2000       1999        1998           2000                1999              1998
                                           ---------  ----------  --------   ------------------  -----------------  -------------
Increase (decrease) in net assets from
 operations:
 Net investment income..................   $  7,198   $  15,944   $ 11,414        $  2,182,817       $  1,338,175       $  125,061
 Net realized gains (losses)............     (3,641)      1,061      1,050           1,892,763            420,826           26,192
 Net unrealized appreciation
  (depreciation) during the period......    (21,945)     (8,559)    12,294         (11,690,290)         4,283,452          193,946
                                           --------   ---------   --------   -----------------   ----------------    -------------
Net increase (decrease) in net assets
 resulting from operations..............    (18,388)      8,446     24,758          (7,614,710)         6,042,453          345,199
From policyholder transactions:
 Net premiums from policyholders........     75,380     115,573    150,466          13,112,643          7,041,199          772,359
 Net benefits to policyholders..........    (83,639)   (133,983)   (50,204)         (4,430,561)          (947,660)        (211,806)
Net increase (decrease) in policy
 loans..................................         --          --         --                  --                 --               --
                                           --------   ---------   --------   -----------------   ----------------    -------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions...........................     (8,259)    (18,410)   100,262           8,682,082          6,093,539          560,553
                                           --------   ---------   --------   -----------------   ----------------    -------------
Net increase (decrease) in net assets...    (26,647)     (9,964)   125,020           1,067,372         12,135,992          905,752
Net assets at beginning of period.......    200,368     210,332     85,312          13,609,574          1,473,582          567,830
                                           --------   ---------   --------   -----------------   ----------------    -------------
Net assets at end of period ............   $173,721   $ 200,368   $210,332        $ 14,676,946       $ 13,609,574       $1,473,582
                                           ========   =========   ========   =================   ================    =============

                                                  Large Cap Value Subaccount                  Money Market Subaccount
                                            --------------------------------------   ------------------------------------------
                                               2000          1999          1998          2000           1999            1998
                                            ------------  ------------  ----------   -------------  -------------  ------------
Increase (decrease) in net assets
 from operations:
 Net investment income...................   $   693,327   $   474,149   $  169,876   $  1,290,563   $  1,143,104    $  2,139,937
 Net realized gains (losses).............       (47,306)      123,242       68,953             --             --              --
 Net unrealized appreciation
  (depreciation) during the period.......       854,807      (499,454)      64,132             --             --              --
                                            -----------   -----------   ----------   ------------   ------------    ------------
Net increase in net assets
 resulting from operations...............     1,500,828        97,937      302,961      1,290,563      1,143,104       2,139,937
From policyholder transactions:
 Net premiums from policyholders.........     7,024,748     5,449,922    2,321,440     26,609,851     16,733,655      55,692,824
 Net benefits to policyholders...........    (1,798,175)   (1,059,147)    (528,449)   (22,265,301)   (46,642,184)    (22,850,788)
 Net increase (decrease) in policy
  loans .................................            --            --           --         77,509             --        (198,682)
                                            -----------   -----------   ----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions............................     5,226,573     4,390,775    1,792,991      4,422,059    (29,908,529)     32,643,354
                                            -----------   -----------   ----------   ------------   ------------    ------------
Net increase (decrease) in net assets....     6,727,401     4,488,712    2,095,932      5,712,622    (28,765,425)     34,783,291
Net assets at beginning of period........     8,268,787     3,774,075    1,678,123     20,503,106     49,268,531      14,485,240
                                            -----------   -----------   ----------   ------------   ------------    ------------
Net assets at end of period .............   $14,990,188   $ 8,262,787   $3,774,075   $ 26,215,728   $ 20,503,106    $ 49,268,531
                                            ===========   ===========   ==========   ============   ============    ============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,

                                                        Mid Cap Value Subaccount             Small/ Mid Cap Growth Subaccount
                                                  -------------------------------------   ---------------------------------------
                                                     2000         1999          1998         2000          1999           1998
                                                  -----------  ------------  ----------   ------------  ------------  -----------
Increase (decrease) in net assets
 from operations:
 Net investment income.......................     $  824,979   $     2,457   $   19,063   $   570,559   $   810,295    $    66,339
 Net realized gains (losses).................        (47,013)     (547,518)      74,634      (136,669)       16,952         33,249
 Net unrealized appreciation
  (depreciation) during the period...........        853,987       657,486     (944,401)       (2,663)     (590,295)       126,465
                                                  ----------   -----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets
 resulting from operations...................      1,631,953       112,425     (850,704)      431,227       236,952        226,053
From policyholder transactions:
 Net premiums from policyholders.............      2,895,543     2,086,192    5,639,732     1,474,342     1,533,102      1,812,713
 Net benefits to policyholders...............       (830,119)   (3,546,814)    (775,357)   (1,536,191)   (1,200,248)    (1,214,489)
 Net increase (decrease) in policy loans.....             --            --           --            --            --             --
                                                  ----------   -----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets
 resulting from policyholder transactions....      2,065,424    (1,460,622)   4,864,375       (61,849)      332,854        598,224
                                                  ----------   -----------   ----------   -----------   -----------    -----------
Net increase (decrease) in net assets........      3,697,377    (1,348,197)   4,013,671       369,378       569,806        824,277
Net assets at beginning of period............      4,701,632     6,049,829    2,036,158     5,486,044     4,916,238      4,091,961
                                                  ----------   -----------   ----------   -----------   -----------    -----------
Net assets at end of period..................     $8,399,009   $ 4,701,632   $6,049,829   $ 5,855,422   $ 5,486,044    $ 4,916,238
                                                  ==========   ===========   ==========   ===========   ===========    ===========

                                                  Real Estate Equity Subaccount                Growth & Income Subaccount
                                             ---------------------------------------   ------------------------------------------
                                                2000          1999          1998           2000           1999            1998
                                             ------------  ------------  -----------   -------------  -------------  ------------
Increase (decrease) in net assets
 from operations:
 Net investment income.....................  $   465,264   $   255,391   $   327,346   $ 44,427,885   $ 35,556,691    $ 26,835,871
 Net realized gains (losses)...............     (159,205)     (168,994)      158,205     18,300,286      5,502,422       3,223,935
 Net unrealized appreciation
  (depreciation) during the period.........      919,904      (220,380)   (1,546,717)   (96,829,044)     2,405,417      32,918,552
                                             -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations.................    1,225,963      (133,983)   (1,061,166)   (34,100,873)    43,464,530      62,978,358
From policyholder transactions:
 Net premiums from policyholders...........    1,762,038       968,627     3,382,263     31,462,247     34,593,082      35,108,834
 Net benefits to policyholders.............   (1,130,179)   (2,335,552)   (1,663,696)   (71,685,409)   (34,650,911)    (29,649,984)
 Net increase (decrease) in policy loans...      114,851            --        (1,103)     1,310,472             --       3,672,137
                                             -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder transactions..      746,710    (1,366,925)    1,717,464    (38,912,690)       (57,829)      9,130,987
                                             -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets......    1,972,673    (1,500,908)      656,298    (73,013,563)    43,406,701      72,109,345
Net assets at beginning of period..........    4,030,100     5,531,008     4,874,710    340,500,097    297,093,396     224,984,051
                                             -----------   -----------   -----------   ------------   ------------    ------------
Net assets at end of period................  $ 6,002,773   $ 4,030,100   $ 5,531,008   $267,486,534   $340,500,097    $297,093,396
                                             ===========   ===========   ===========   ============   ============    ============

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,

                                         Managed Subaccount                 Short-term Bond Subaccount
                              -----------------------------------------   --------------------------------
                                 2000           1999           1998         2000       1999         1998
                              ------------  -------------  -------------  ---------  ----------  ---------
Increase (decrease) in
 net assets from
 operations:
 Net investment income......  $ 11,092,640   $ 10,302,317   $  9,624,999   $ 15,494   $  14,042    $ 24,670
 Net realized gains
  (losses)..................     1,551,519        996,546        791,245     (2,287)     (8,638)        265
 Net unrealized
  appreciation
  (depreciation)
  during the period.........   (12,278,637)    (2,108,530)     6,629,458      6,756      (2,442)     (4,247
                              ------------   ------------   ------------   --------   ---------    --------
Net increase in net
 assets resulting from
 operations.................       365,522      9,190,333     17,045,702     19,963       2,962      20,688
From policyholder
 transactions:
 Net premiums from
  policyholders.............    12,192,565     13,430,282     13,116,210    167,135     109,732     420,697
 Net benefits to
  policyholders.............   (19,842,234)   (14,305,859)   (14,539,301)   (69,043)   (370,270)    (71,999
 Net increase in policy
  loans.....................       630,955             --      1,134,137         --          --          --
                              ------------   ------------   ------------   --------   ---------    --------
Net increase
 (decrease) in net
 assets resulting from
 policyholder
 transactions...............    (7,018,714)      (875,577)      (288,954)    98,092    (260,538)    348,698
                              ------------   ------------   ------------   --------   ---------    --------
Net increase (decrease)
 in net assets..............    (6,653,192)     8,314,756     16,756,748    118,055    (257,576)    369,386
Net assets at beginning
  of period.................   119,129,419    110,814,663     94,057,915    238,913     496,489     127,103
                              ------------   ------------   ------------   --------   ---------    --------
Net assets at end of
 period.....................  $112,476,227   $119,129,419   $110,814,663   $356,968   $ 238,913    $496,489
                              ============   ============   ============   ========   =========    ========


                                                  Small Cap Equity Subaccount        International Opportunities Subaccount
                                              ------------------------------------   ---------------------------------------
                                                 2000         1999         1998         2000          1999           1998
                                              -----------  -----------  -----------  ------------  ------------  -----------
Increase (decrease) in net assets
 from operations:
 Net investment income....................... $  297,508   $   61,905   $      822   $   564,716   $   223,214    $   11,862
 Net realized gains (losses).................   (110,857)     (33,134)      29,257       348,813       155,412        33,474
 Net unrealized appreciation (depreciation)
  during the period..........................   (668,463)    (148,401)    (105,331)   (2,497,504)      387,412       272,314
                                              ----------   ----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from operations...................   (481,812)    (119,630)     (75,252)   (1,583,975)      766,038       317,650
From policyholder transactions:
 Net premiums from policyholders.............  1,608,648    1,483,922    1,644,666     9,284,275     2,354,681     3,814,201
 Net benefits to policyholders...............   (452,404)    (447,402)    (270,585)     (469,272)   (3,673,500)     (339,134)
 Net increase (decrease) in policy loans.....         --           --           --            --            --            --
                                              ----------   ----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from policyholder transactions....  1,156,242    1,036,520    1,374,081     8,815,003    (1,318,819)    3,475,067
                                              ----------   ----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets........    674,430      916,890    1,298,829     7,231,028      (552,781)    3,792,717
Net assets at beginning of period............  3,467,392    2,550,502    1,251,673     3,628,943     4,181,724       389,007
                                              ----------   ----------   ----------   -----------   -----------    ----------
Net assets at end of period.................. $4,141,822   $3,467,392   $2,550,502   $10,859,971   $ 3,628,943    $4,181,724
                                              ==========   ==========   ==========   ===========   ===========    ==========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,

                                                            Equity Index Subaccount                Global Bond Subaccount
                                                     --------------------------------------   ----------------------------------
                                                        2000          1999          1998         2000        1999         1998
                                                     ------------  ------------  -----------  -----------  ----------  ---------
Increase (decrease) in
 net assets
 from operations:
 Net investment income............................   $ 2,141,880   $   529,375   $  158,126   $   57,408   $  33,778    $ 17,649
 Net realized gains
  (losses)........................................       485,643       271,978      443,879      (14,302)       (151)      3,991
 Net unrealized appreciation (depreciation)
  during the period...............................    (8,035,375)    1,282,937      585,673       63,359     (52,953)      4,308
                                                     -----------   -----------   ----------   ----------   ---------    --------
Net increase
 (decrease) in net
 assets resulting from
 operations.......................................    (5,407,852)    2,084,290    1,187,678      106,465     (19,326)     25,948
From policyholder
 transactions:
 Net premiums from
  policyholders...................................    43,728,519     6,697,385    4,822,053      396,099     696,619     381,024
 Net benefits to
  policyholders...................................    (2,630,030)   (1,623,429)    (885,493)    (192,421)   (317,999)    (83,865)
 Net increase (decrease) in policy loans..........            --            --           --           --          --          --
                                                     -----------   -----------   ----------   ----------   ---------    --------
Net increase in net
 assets resulting from
 policyholder
 transactions.....................................    41,098,489     5,073,956    3,936,560      203,678     378,620     297,159
                                                     -----------   -----------   ----------   ----------   ---------    --------
Net increase  in net
 assets...........................................    35,690,637     7,158,246    5,124,238      310,143     359,294     323,107
Net assets at
 beginning of period..............................    14,406,079     7,247,833    2,123,595      829,718     470,424     147,317
                                                     -----------   -----------   ----------   ----------   ---------    --------
Net assets at end of
 period...........................................   $50,096,716   $14,406,079   $7,247,833   $1,139,861   $ 829,718    $470,424
                                                     ===========   ===========   ==========   ==========   =========    ========

                                                                                          Brandes International Equity
                                                       Turner Core Growth Subaccount               Subaccount
                                                      -------------------------------   ---------------------------------
                                                        2000        1999       1998        2000        1999        1998
                                                      ----------  ---------  ---------  -----------  ---------  ---------
Increase (decrease) in
 net assets
 from operations:
 Net investment income.............................   $  50,617   $ 18,189   $  1,666   $   87,962   $ 14,188    $ 13,286
 Net realized gains................................      20,969     26,736      2,780       13,902     11,526         600
 Net unrealized appreciation (depreciation)
  during the period................................    (120,040)    23,628     22,686      (35,201)   122,734       8,581
                                                      ---------   --------   --------   ----------   --------    --------
Net increase
 (decrease) in net
 assets resulting from
 operations........................................     (48,454)    68,553     27,132       66,663    148,448      22,467
From policyholder
 transactions:
 Net premiums from
  policyholders....................................     192,556    109,802     39,070      616,308    152,629     141,892
 Net benefits to
  policyholders....................................     (31,415)   (45,555)    (9,835)     (39,267)   (31,332)    (34,941)
 Net increase (decrease) in policy loans...........          --         --         --           --         --          --
                                                      ---------   --------   --------   ----------   --------    --------


 Net increase  in net
  assets resulting
  from
  policyholder
  transactions.....................................     161,141     64,247     29,235      577,041    121,297     106,951
                                                      ---------   --------   --------   ----------   --------    --------
Net increase in net
 assets............................................     112,687    132,800     56,367      643,704    269,745     129,418
Net assets at
 beginning of period...............................     257,807    125,007     68,640      525,502    255,757     126,339
                                                      ---------   --------   --------   ----------   --------    --------
Net assets at end of
 period............................................   $ 370,494   $257,807   $125,007   $1,169,206   $525,502    $255,757
                                                      =========   ========   ========   ==========   ========    ========

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,

                                                  Frontier Capital Appreciation Subaccount    Emerging Markets Equity Subaccount
                                                 -----------------------------------------    -----------------------------------
                                                    2000           1999            1998           2000          1999        1998*
                                                 ------------  --------------  -------------  -------------  -----------  -------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss).................... $ 130,136     $     8,771     $     (614)    $   58,591     $ 15,170      $  1
 Net realized gains (losses).....................    68,311         (59,550)        23,061         19,902        1,838        (1)
 Net unrealized appreciation (depreciation)
  during the period..............................  (175,994)         89,369           (840)      (571,486)      92,713       (48)
                                                  ---------     -----------     ----------     ----------     --------      ----
Net increase (decrease) in net assets resulting
 from operations.................................    22,453          38,590         21,607       (492,993)     109,721       (48)
From policyholder transactions:
 Net premiums from policyholders.................   219,803         103,675      2,465,299      1,133,676      336,277       784
 Net benefits to policyholders...................  (179,523)     (2,221,410)      (227,386)      (337,143)      (8,915)       (7)
 Net increase in policy loans....................        --              --             --             --           --        --
                                                  ---------     -----------     ----------     ----------     --------      ----
Net increase (decrease) in net assets resulting
 from policyholder transactions..................    40,280      (2,117,735)     2,237,913        796,533      327,362       777
                                                  ---------     -----------     ----------     ----------     --------      ----
Net increase (decrease) in net assets............    62,733      (2,079,145)     2,259,520        303,540      437,083       729
Net assets at beginning of period................   453,983       2,533,128        273,608        437,812          729        --
                                                  ---------     -----------     ----------     ----------     --------      ----
Net assets at end of period...................... $ 516,716     $   453,983     $2,533,128     $  741,352     $437,812      $729
                                                  =========     ===========     ==========     ==========     ========      ====


                                        Bond Index Subaccount         Small /Mid Cap CORE Subaccount
                                    -----------------------------   ---------------------------------
                                      2000       1999      1998*      2000        1999          1998*
                                    ---------  ---------  --------  ----------  ----------  ---------
Increase (decrease) in
 net assets from
 operations:
 Net investment income
  (loss)........................... $  6,712   $  2,701   $   285   $ 21,792    $  6,364     $    (48)
 Net realized gains (losses).......     (607)    (1,613)      (26)     1,505       1,093       (1,957)
 Net unrealized
  appreciation
  (depreciation)
  during the period................    6,100     (1,753)     (147)   (13,928)      4,719        1,888
                                    --------   --------   -------   --------    --------     --------
Net increase  (decrease) in net
 assets resulting from
 operations........................   12,205       (665)      112      9,369      12,176         (117)
From policyholder
 transactions:
 Net premiums from
  policyholders....................  196,240     80,921    16,730    479,768      44,493       52,673
 Net benefits to
  policyholders....................  (16,742)   (20,596)   (2,293)    (6,951)    (12,003)     (19,857)
 Net increase in policy loans......       --         --        --         --          --           --
                                    --------   --------   -------   --------    --------     --------
Net increase in net  assets
 resulting from policyholder
 transactions......................  179,498     60,325    14,437    472,817      32,490       32,816
                                    --------   --------   -------   --------    --------     --------
Net increase in net assets.........  191,703     59,660    14,549    482,186      44,666       32,699
Net assets at  beginning of
 period............................   74,209     14,549        --     77,365      32,699           --
                                    --------   --------   -------   --------    --------     --------
Net assets at end of  period....... $265,912   $ 74,209   $14,549   $559,551    $ 77,365     $ 32,699
                                    ========   ========   =======   ========    ========     ========

 -------------------------
 * From May 1, 1998 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                       Years and periods ended December 31,



                                                            High Yield Bond Subaccount      Clifton Enhanced US Equity Subaccount
                                                         --------------------------------   --------------------------------------
                                                            2000       1999       1998*           2000                 1999**
                                                         -----------  --------  ---------   ------------------  ------------------
Increase (decrease) in net assets from operations:
 Net investment income................................   $   78,692   $ 2,791   $      48      $   3,190             $  1,374
 Net realized gains (losses)..........................      (12,114)     (396)       (108)           302                   11
 Net unrealized appreciation (depreciation) during
    the period........................................     (188,735)   (1,172)        (19)        (5,562)               1,285
                                                         ----------   -------   ---------      ---------             --------
Net increase (decrease) in net assets resulting from
 operations...........................................     (122,157)    1,223         (79)        (2,070)               2,670
From policyholder transactions:
 Net premiums from policyholders......................    1,514,684    69,375     108,274         16,541               15,505
 Net benefits to policyholders........................      (88,711)       --    (102,742)        (9,351)                  --
 Net increase in policy loans.........................           --        --          --             --                   --
                                                         ----------   -------   ---------      ---------             --------
Net increase in net assets resulting from policyholder
 transactions.........................................    1,425,973    69,375       5,532          7,190               15,505
                                                         ----------   -------   ---------      ---------             --------
Net increase in net assets............................    1,303,816    70,598       5,453          5,120               18,175
Net assets at  beginning of period....................       76,051     5,453          --         18,175                   --
                                                         ----------   -------   ---------      ---------             --------
Net assets at end of
 period...............................................   $1,379,867   $76,051   $   5,453      $  23,295             $ 18,175
                                                         ==========   =======   =========      =========             ========


                                                      Large Cap
                                                      Aggressive  Fundamental    AIM V.I.   Fidelity VIP
                                                        Growth       Growth       Value        Growth        Fidelity VIP II
                                                      Subaccount  Subaccount    Subaccount   Subaccount    Contrafundsubaccount
                                                      ----------  ------------  ----------  ------------  ----------------------
                                                       2000***      2000***      2000***      2000***            2000***
                                                      ----------  ------------  ----------  ------------  ----------------------
Increase (decrease) in net assets
 from operations:
 Net investment income (loss).....................     $   30     $     1,351    $   230      $   (6)            $   (12)
 Net realized (losses)............................         (8)            (10)       (11)         (7)                 (4)
 Net unrealized (depreciation)
  during the period...............................       (616)         (1,226)    (1,068)       (525)               (366)
                                                       ------     -----------    -------      ------             -------
Net increase  (decrease) in net assets resulting
 from operations..................................       (594)            115       (849)       (538)               (382)
From policyholder transactions:
 Net premiums from policyholders..................      2,528       9,264,914     12,213       5,160              13,880
 Net benefits to policyholders....................         --      (9,251,776)    (6,072)       (394)             (6,991)
 Net increase in  policy loans....................         --              --         --          --                  --
                                                       ------     -----------    -------      ------             -------
Net increase in net assets resulting from
 policyholder transactions........................      2,528          13,138      6,141       4,766               6,889
                                                       ------     -----------    -------      ------             -------
Net increase in net assets........................      1,934          13,253      5,292       4,228               6,507
Net assets at beginning of period.................         --              --         --          --                  --
                                                       ------     -----------    -------      ------             -------
Net assets at end of period.......................     $1,934     $    13,253    $ 5,292      $4,228             $ 6,507
                                                       ======     ===========    =======      ======             =======

 -------------------------
   * From May 1, 1998 (commencement of operations).
  ** From May 1, 1999 (commencement of operations).
*** From April 24, 2000 (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                      Years and periods ended December 31,


                                                                      Janus Aspen       Janus Aspen           Mfs New
                                                                   Global Technical   Worldwide Growth       Discovery
                                                                      Subaccount         Subaccount      Series Subaccount
                                                                   -----------------  ----------------  -------------------
                                                                       2000****           2000****            2000***
                                                                   -----------------  ----------------  -------------------
Increase (decrease) in net assets from operations:
 Net investment income  (loss)...................................       $    16             $   (7)            $    (19)
 Net realized (losses)...........................................           (99)               (71)                  (7)
 Net unrealized appreciation (depreciation) during the period....        (1,649)              (717)                 197
                                                                        -------             ------             --------
Net increase (decrease) in net assets resulting from operations..        (1,732)              (795)                 171
From policyholder transactions:
 Net premiums from policyholders.................................         5,487              5,929               37,394
 Net benefits to policyholders...................................            --                 --                   --
 Net increase in policy loans....................................            --                 --                   --
                                                                        -------             ------             --------
Net increase in net assets resulting
  from policyholder transactions.................................         5,487              5,459               18,636
                                                                        -------             ------             --------
Net increase in net assets.......................................         3,755              4,664               18,807
Net assets at beginning of period................................            --                 --                   --
                                                                        -------             ------             --------
Net assets at end of period......................................       $ 3,755             $4,664             $ 18,807
                                                                        =======             ======             ========



 -------------------------
 *** From April 24, 2000 (commencement of operations).
**** From June 29, 2000  (commencement of operations).

See accompanying notes.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 2000

1.  Organization

John Hancock Mutual Variable Life Insurance Account UV (the Account) is a separate investment account of John Hancock Mutual Life Insurance Company (JHMVLICO or John Hancock). John Hancock Mutual Variable Life Insurance Account UV was formed to fund variable life insurance policies (Policies) issued by JHMVLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of thirty-four subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Fund of John Hancock Variable Series Trust I (the Trust) or Outside Trust. New subaccounts may be added as new Funds are added to the Trust or to Outside Trust, or as other investment options are developed, and made available to policyholders. The thirty-four Funds of the Trust and Outside Trust which are currently available are the Large Cap Growth, Active Bond (formerly, Sovereign Bond), International Equity Index, Small Cap Growth, Global Balanced (formerly, International Balanced), Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond (formerly, Strategic
Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Clifton Enhanced US Equity, Large Cap Aggressive Growth, Fundamental Growth (formerly, Fundamental Mid Cap Growth), AIM V.I. Value, Fidelity VIP Growth, Fidelity VIP II Contrafund, Janus Aspen Global Technology, Janus Aspen Worldwide Growth, and MFS New Discovery Series subaccounts. Each Fund has a different investment objective.

The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in JHVLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

The assets of the Account are the property of JHVLICO. The portion of the Account's assets applicable to the policies may not be charged with liabilities arising out of any other business JHVLICO may conduct.

2.  Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation Of Investments

Investment in shares of the Trust and of Outside Trust are valued at the reported net asset values of the respective Funds. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of respective Fund shares are determined on the basis of identified cost.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

Federal Income Taxes

The operations of the Account are included in the federal income tax return of JHVLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHVLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the Policies funded in the Account. Currently, JHVLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

Expenses

JHVLICO assumes mortality and expense risks of the variable life insurance policies for which asset charges are deducted at various rates ranging from .50% to .625%, depending on the type of policy, of net assets (excluding policy loans) of the Account. Additionally, a monthly charge at varying levels for the cost of extra insurance is deducted from the net assets of the Account.

JHVLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account.

Policy Loans

Policy loans represent outstanding loans plus accrued interest. Interest is accrued (net of a charge for policy loan administration determined at an annual rate of .75% of the aggregate amount of policyholder indebtedness) and compounded daily.

3.  Transactions With Affiliates

JHVLICO acts as the distributor, principal underwriter and investment advisor for the Fund.

Certain officers of the Account are officers and directors of JHVLICO or the Fund.

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

4.  Details of Investments

The details of the shares owned and cost and value of investments in the Subaccounts of the Trust and of Outside Trusts at December 31, 2000 were as follows:


Subaccount                    Shares Owned      Cost          Value
-----------------------------------------------------------------------
Large Cap Growth                2,134,279   $ 49,726,695   $ 40,309,354
Active Bond                     9,220,332     89,132,947     87,068,487
International Equity Index        418,581      7,018,825      6,443,455
Small Cap Growth                  469,884      7,618,520      6,381,819
Global Balanced                    18,730        195,343        173,721
Mid Cap Growth                    940,768     21,821,280     14,676,946
Large Cap Value                 1,042,527     14,485,880     14,990,188
Money Market                    2,396,674     23,979,125     23,979,125
Mid Cap Value                     573,188      7,672,317      8,399,009
Small/Mid Cap Growth              427,288      6,411,225      5,855,422
Real Estate Equity                410,488      5,654,057      5,654,199
Growth & Income                16,464,612    264,186,266    233,488,134
Managed                         7,151,246    101,360,593     98,868,851
Short-Term Bond                    36,191        357,048        356,968
Small Cap Equity                  453,079      5,074,119      4,141,822
International Opportunities       916,359     12,702,732     10,859,971
Equity Index                    2,839,312     56,110,489     50,096,716
Global Bond                       109,624      1,123,879      1,139,861
Turner Core Growth                 21,099        436,949        370,494
Brandes International Equity       78,208      1,075,621      1,169,206
Frontier Capital
Appreciation                       29,955        570,395        516,716
Emerging Markets              110,662,958      1,220,174        741,352
Bond Index                         27,296        261,716        265,912
Small/Mid Cap CORE                 57,007        566,872        559,551
High Yield Bond                   182,888      1,569,793      1,379,867
Clifton Enhanced U.S.
Equity                              1,427         27,572         23,295
Large Cap Aggressive
Growth                                203          2,550          1,934
Fundamental Growth                  1,059         14,479         13,253
AIM V.I. Value                        194          6,361          5,292
Fidelity VIP Growth                    97          4,753          4,228
Fidelity VIP II Contrafund            275          6,874          6,507
Janus Aspen Global
Technology                            573          5,404          3,755
Janus Aspen Worldwide
Growth                                127          5,380          4,664
MFS New Discovery Series            1,132         18,610         18,807

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

Purchases, including reinvestment of dividend distributions and proceeds from the sales of shares in the Subaccounts of the Trust and of Outside Trusts during 2000 were as follows:


Subaccount                                Purchases       Sales
------------------------------------------------------------------
Large Cap Growth                         $18,258,586   $ 4,179,799
Active Bond                               21,683,388     8,059,756
International Equity Inde                  1,819,131       600,051
Small Cap Growth                           4,728,339       363,705
Global Balanced                               73,877        74,938
Mid Cap Growth                            15,044,085     4,179,188
Large Cap Value                            8,324,134     2,404,233
Money Market                              25,074,870    19,446,917
Mid Cap Value                              3,589,187       698,784
Small/Mid Cap Growth                       1,603,684     1,094,974
Real Estate Equity                         1,807,284       703,801
Growth & Income                           57,305,890    53,160,381
Managed                                   15,768,185    12,350,769
Short-Term Bond                              168,738        55,151
Small Cap Equity                           1,883,002       429,250
International Opportunities               11,983,910     2,604,191
Equity Index                              46,207,986     2,967,617
Global Bond                                  456,473       195,388
Turner Core Growth                           260,382        48,624
Brandes International Equity                 707,500        42,497
Frontier Capital Appreciation                364,918       194,503
Emerging Markets                           1,122,971       267,846
Bond Index                                   332,405       146,196
Small/Mid Cap CORE                           504,485         9,875
High Yield Bond                            1,777,756       273,092
Clifton Enhanced U.S. Equity                  19,876         9,496
Large Cap Aggressive Growth                    2,611            52
Fundamental Growth                            14,558            69
AIM V.I. Value                                 6,455            83
Fidelity VIP Growth                            4,825            65
Fidelity VIP II Contrafund                     6,967            89
Janus Aspen Global Technology.                 5,776           273
Janus Aspen Worldwide Growth                   5,930           479
MFS New Discovery Series                      18,733           116

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

5.  Net Assets

Accumulation shares attributable to net assets of policyholders and accumulation share values for each Subaccount at December 31, 2000 were as follows:


                                            UV VLI Class #1                   UV VLI Class #2             UV MVL Class #3
                                -------------------------------------------------------------------------------------------------
                                Accumulation        Accumulation         Accumulation  Accumulation  Accumulation   Accumulation
Subaccount                         Shares           Share Values            Shares     Share Values     Shares      Share Values
---------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth                  301,994                 $    71             --            --        47,403         $65.04
Active Bond                       301,994                      62        301,994       $ 62.65        19,396          26.01
International Equity Index        301,994                      23             --            --        21,835          22.61
Small Cap Growth                       --                      --             --            --        84,323          16.94
Global Balanced                        --                      --             --            --         6,978          12.01
Mid Cap Growth                         --                      --             --            --       150,842          22.69
Large Cap Value                        --                      --             --            --        69,602          18.15
Money Market                      301,994                      33        301,994         33.36       149,377          19.12
Mid Cap Value                          --                      --             --            --        81,913          17.95
Small/Mid Cap Growth                   --                      --             --            --        27,289          21.50
Real Estate Equity                301,994                      29             --            --        20,927          29.12
Growth & Income                   301,994                     162        301,994        162.20       134,966          58.85
Managed                           301,994                      46             --            --        52,738          39.43
Short-Term Bond                        --                      --             --            --         5,572          16.94
Small Cap Equity                       --                      --             --            --        38,204          11.15
International Opportunities            --                      --             --            --        34,841          13.75
Equity Index                           --                      --             --            --       266,104          20.84
Global Bond                            --                      --             --            --        23,292          13.54
Turner Core Growth                     --                      --             --            --         4,834          23.25
Brandes International Equity           --                      --             --            --        19,563          17.87
Frontier Capital  Appreciation         --                      --             --            --         2,760          22.59
Emerging Markets Equity                --                      --             --            --        17,441           7.62
Bond Index                             --                      --             --            --         5,016          11.49
Small/Mid Cap CORE                     --                      --             --            --         3,381          11.19
High Yield Bond                        --                      --             --            --        31,917           8.95
Clifton Enhanced US Equity             --                      --             --            --         1,965          11.85
Large Cap Aggressive Growth            --                      --             --            --            --             --
Fundamental Growth                     --                      --             --            --            --             --
AIM V.I. Value                         --                      --             --            --            --             --
Fidelity VIP Growth                    --                      --             --            --            --             --
Fidelity VIP II Contrafund             --                      --             --            --            --             --
Janus Aspen Global
Technology                             --                      --             --            --            --             --
Janus Aspen Worldwide
Growth                                 --                      --             --            --            --             --
MFS New Discovery Series               --                      --             --            --            --             --

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                                           UV Flex Class #4                 UV Flex II Class #5           UV Flex Class #9
                                ------------------------------------------------------------------------------------------------
                                Accumulation        Accumulation         Accumulation  Accumulation  Accumulation   Accumulation
Subaccount                         Shares           Share Values            Shares     Share Values     Shares      Share Values
--------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth                   355,536             $65.04               27,727        $65.04        2,052          $28.09
Active Bond                      1,688,399              26.01               12,973         26.01           --           15.25
International Equity Index          151,89              22.61               11,943         22.61           --              --
Small Cap Growth                   240,785              16.94               35,289         16.94           --           17.00
Global Balanced                      3,671              12.01                3,495         12.01           --           12.05
Mid Cap Growth                     417,189              22.69               45,217         22.69           --           22.77
Large Cap Value                    681,933              18.15               44,769         18.15           --           18.22
Money Market                       639,493              19.12                9,562         19.12           --           13.91
Mid Cap Value                      325,982              17.95               30,538         17.95           --           18.01
Small/Mid Cap Growth               225,097              21.50                9,052         21.50           --           21.61
Real Estate Equity                 109,667              29.11                8,662         29.11           --           19.07
Growth & Income                  1,397,476              58.85               72,875         58.85        3,195           26.87
Managed                          1,120,465              39.43               34,455         39.42           --           20.90
Short-Term Bond                     14,895              13.94                3,097         13.94           --           14.01
Small Cap Equity                   290,429              11.15               26,171         11.15           --           11.19
International Opportunities        711,861              13.75               13,887         13.75        4,650           13.79
Equity Index                     1,994,107              20.84               71,508         20.84           --           20.91
Global Bond                         47,066              13.54                9,112         13.54           --           13.58
Turner Core Growth                  11,094              23.25                   --         23.25           --           25.11
Brandes International Equity        34,475              17.87                  525         17.87           --           17.72
Frontier Capital  Appreciation      14,908              22.59                  275         22.59        4,318           24.40
Emerging Markets Equity             62,103               7.62                7,993          7.62           --            7.62
Bond Index                          17,515              11.49                  279         11.49          131           11.50
Small/Mid Cap CORE                  30,190              11.19                1,187         11.19          619           11.20
High Yield Bond                    119,207               8.95                2,037          8.95          150            8.96
Clifton Enhanced US Equity              --              11.85                   --         11.85           --           15.66
Large Cap Aggressive Growth             --                 --                   --            --           --            8.15
Fundamental Growth                      --                 --                   --            --           --           10.29
AIM V.I. Value                          --                 --                   --            --           --            8.43
Fidelity VIP Growth                     --                 --                   --            --           --            9.00
Fidelity VIP II Contrafund              --                 --                   --            --           --            9.64
Janus Aspen Global
Technology                              --                 --                   --            --           --            6.75
Janus Aspen Worldwide
Growth                                  --                 --                   --            --           --            8.33
MFS New Discovery Series                --                 --                   --            --           --           10.01

                JOHN HANCOCK VARIABLE LIFE INSURANCE ACCOUNT UV

                                   UV Flex Class #7                   UV Flex Class #8
                        ---------------------------------------------------------------------
                        Accumulation        Accumulation         Accumulation   Accumulation
Subaccount                 Shares           Share Values            Shares      Share Values
---------------------------------------------------------------------------------------------
Large Cap Growth           19,225                $27.90             15,279         $28.00
Active Bond                16,904                 15.14              5,716          15.20
International Equity
 Index                     16,614                 14.38              6,359          14.43
Small Cap Growth           13,382                 16.92              2,435          16.96
Global Balanced               306                 12.00                 --          12.02
Mid Cap Growth             18,928                 22.66             13,296          22.72
Large Cap Value            16,837                 18.13             11,888          18.17
Money Market               39,349                 13.82             41,887          13.86
Mid Cap Value              25,905                 17.93                739          17.97
Small/Mid Cap Growth        5,259                 21.47              5,994          21.54
Real Estate Equity            994                 18.94                 --          18.90
Growth & Income            76,640                 26.69             31,028          26.78
Managed                    18,772                 20.76             11,996          20.83
Short-Term Bond             1,913                 13.92                 --          13.96
Small Cap Equity           14,147                 11.14              2,300          11.17
International
 Opportunities             15,888                 13.73              8,391          13.76
Equity Index               43,161                 20.82             28,088          20.87
Global Bond                 4,702                 13.52                 --          13.55
Turner Core Growth             --                 24.98                 --          25.05
Brandes International
 Equity                       723                 17.63             10.258          17.67
Frontier Capital
  Appreciation                 --                 24.46                225          24.34
Emerging Markets
 Equity                        --                  7.63              8,858           7.61
Bond Index                     --                 11.51                194          11.49
Small/Mid Cap CORE             --                 11.22             14,619          11.19
High Yield Bond                --                  8.97                829           8.95
Clifton Enhanced US
 Equity                        --                 15.69                 --          15.64
Large Cap Aggressive
 Growth                        --                  8.15                238           8.14
Fundamental Growth             --                 10.30              1,288          10.29
AIM V.I. Value                 --                  8.43                628           8.42
Fidelity VIP Growth            --                  9.00                470           9.00
Fidelity VIP II
 Contrafund                    --                  9.65                675           9.64
Janus Aspen Global
 Technology                    --                  6.75                556           6.75
Janus Aspen Worldwide
 Growth                        --                  8.33                560           8.33
MFS New Discovery
 Series                        --                 10.02              1,879          10.01

                   ALPHABETICAL INDEX OF KEY WORDS AND PHRASES


  This index should help you locate more information about many of the important concepts in this prospectus.

KEY WORD OR PHRASE                     PAGE

Account..............................  29
account value........................   7
attained age.........................   9
beneficiary..........................  39
business day.........................  29
changing Option A or B...............  16
changing the Sum Insured.............  16
charges..............................   8
Code.................................  35
cost of insurance rates..............   8
date of issue........................  30
death benefit........................   5
deductions...........................   9
enhanced cash value rider............  15
expenses of the Series Funds.........   9
fixed investment option..............  29
full surrender.......................  13
funds................................   2
grace period.........................   7
insurance charge.....................   8
insured person.......................   5
investment options...................   1
John Hancock.........................  29
lapse................................   7
loan.................................  13
loan interest........................  13
maximum premiums.....................   6
Minimum Initial Premium..............  30
minimum insurance amount.............  15
minimum premiums.....................   5
modified endowment contract..........  36
monthly deduction date...............  31
mortality and expense risk charge....   9
Option A; Option B: Option M.........  14
optional extra death benefit feature.  14
owner................................  15
partial withdrawal...................  13
partial withdrawal charge............   9
payment options......................  17
Planned Premium......................   6
policy anniversary...................  30
policy year..........................  30
premium; premium payment.............   5
prospects............................   3
receive receipt......................  19
reinstate; reinstatement.............   7
sales charges........................   8
SEC..................................   2
Separate Account UV..................  29
Series Funds.........................   2
Servicing Office.....................   2
special loan account.................  13
subaccount...........................  29
Sum Insured..........................  14
surrender............................  13
surrender value......................  13
Target Premium.......................   8
tax considerations...................  35
telephone transfers..................  19
transfers of account value...........  12
variable investment options..........   1
we; us...............................  29
withdrawal...........................  13
withdrawal charges...................   9
you; your............................   5

                                    PART II

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                       REPRESENTATION OF REASONABLENESS

      John Hancock Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                     UNDERTAKING REGARDING INDEMNIFICATION

      Pursuant to Article 8 of John Hancock's Bylaws and Section 67 of the Massachusetts Business Corporation Law, John Hancock indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of John Hancock.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement comprises the following Papers and Documents:

      The facing sheet.

      The prospectus containing 132 pages.

      The undertaking to file reports.

      The undertaking regarding indemnification.

      The signatures.

      The following exhibits:

I.A. (1) John Hancock Board Resolution establishing the separate account incorporated by reference to Post-Effective Amendment No. 3 to (File No. 33-63842) Form S-6 Registration Statement, filed March 5, 1996.

     (2)    Not Applicable

     (3)    (a) Form of Distribution Agreement by and among Signator Investors
                Inc., (formerly known as "John Hancock Distributors, Inc.",) John Hancock Life Insurance Company (formerly known as "John Hancock Mutual Life Insurance Company"), and John Hancock Variable Life Insurance Company, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

            (b) Specimen Variable Contracts Selling Agreement between Signator
                Investors, Inc. and selling broker-dealers, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

            (c) Schedule of sales commissions included in Exhibit 1.A.(3)(a)
                above.

     (4)    Not Applicable

     (5) Form of flexible premium variable life insurance policy, filed herewith.


     (6) Restated Articles of Organization and Restated and Amendment of By-Laws are incorporated by reference from Form S-6 to Post-Effective Amendment No. 10 (File 333-76662), filed on March 7, 2001.

     (7)    Not Applicable.

     (8)    (a) Participation Agreement Among Variable Insurance Products Fund
                II, Fidelity Distributors Corporation and John Hancock Mutual Life Insurance Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (b) Participation Agreement Among Variable Insurance Products Fund,
                Fidelity Distributors Corporation and John Hancock Mutual Life Insurance Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (c) Participation Agreement Among MFS Variable Insurance Trust, John
                Hancock Mutual life Insurance Company and Massachusetts Financial Services Company, filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (d) Participation Agreement By And Among AIM Variable Insurance
                Funds, Inc., AIM Distributors, Inc., John Hancock Mutual Life Insurance Company and Certain Of Its Affiliated Insurance Companies, Each On Behalf Of Itself And Its Separate Accounts, And John Hancock Funds, Inc., filed in Post-Effective Amendment No. 1 to file No. 333-81127, filed May 4, 2000.

            (e) Participation Agreement between Janus Aspen Series, Janus
                Capital Corp., and John Hancock Variable Life Insurance Company, incorporated by reference to File 333-425, filed on Form S-6 on November 1, 2001.

     (9)    Not Applicable.

     (10)   Form of application for Policy, filed herewith.

     (11)   Not applicable.  The Registrant invests only in shares of open-end
            Funds.

2.  Included as exhibit 1.A(5) above

3. Opinion and consent of counsel as to securities being registered to be filed by pre-effective amendment.

4.  Not Applicable

5.  Not Applicable

6.  Opinion and consent of actuary, filed herewith.

7.  Consent of independent auditors to be filed by pre-effective amendment.

8. Memorandum describing John Hancock's issuance, transfer and redemption procedures for the policy pursuant to Rule 6e-2(b)(l2)(ii)included in Post-Effective Amendment No. 3 to this Form S-6 Registration Statement, incorporated by reference to this file, filed March 5, 1996.

9. Power of attorney for David F. D'Alessandro, Foster L. Aborn, Samuel W. Bodman, I. MacAllister Booth, Wayne A. Budd, John M. Connors, Jr., John De Ciccio, Robert E. Fast, Kathleen Foley Feldstein, Nelson F. Gifford, Michael
    C. Hawley, Edward H. Linde, Judith A. McHale, R. Robert Popeo, Richard F. Syron and Robert J. Tarr are Filed herewith.

      Pursuant to the requirements of the Securities Act of 1933, the John Hancock Life Insurance Company has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the City of Boston and Commonwealth of Massachusetts on the 16th day of August, 2001.

                            On behalf of the Registrant

                     By John Hancock Life Insurance Company
                                  (Depositor)





                                 By        /s/ DAVID F. D'ALESSANDRO
                                           ---------------------------------
                                               David F. D'Alessandro
                                               Chairman, President and Chief
                                               Executive Officer


Attest:    /s/ RONALD J. BOCAGE
           ----------------------
           Ronald J. Bocage
            Vice President and Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities with John Hancock Life Insurance Company and on the dates indicated.

SIGNATURE                     TITLE                              DATE
---------                     -----                              ----
/s/ THOMAS E. MOLONEY         Chief Financial Officer
    ----------------------    (Principal Financial Officer
    Thomas E. Moloney         and Principal Accounting
                                Officer)                        August 16, 2001

                              Chairman, President and Chief
                               Executive Officer
/s/ DAVID F. D'ALESSANDRO     (Principal Executive Officer)
    ------------------------
    David F. D'Alessandro                                       August 16, 2001
    for himself and as Attorney-in-Fact FOR:

Foster L. Aborn                          Director
Samuel W. Bodman                         Director
I. MacAllister Booth                     Director
Wayne A. Budd                            Director
John M. Connors, Jr.                     Director
John M. DeCiccio                         Director
Robert E. Fast                           Director
Kathleen Foley Feldstein                 Director
Nelson F. Gifford                        Director

Michael C. Hawley                        Director
Edward H. Linde                          Director
Judith A. McHale                         Director
R. Robert Popeo                          Director
Richard F. Syron                         Director
Robert J. Tarr, Jr.                      Director